UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.

(Name of Subject Company)

DYNEGY INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

J. Kevin Blodgett

General Counsel

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

With copies to:

Joseph B. Frumkin

Krishna Veeraraghavan

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Dynegy Inc., a Delaware corporation (“Dynegy,” the “Company,” “we” or “our”). The Company’s principal executive offices are located at Wells Fargo Plaza, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002. The Company’s telephone number at this address is (713) 507-6400.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010 (as it may be further amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”). As of the close of business on December 28, 2010, there were 121,031,708 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Dynegy, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above.

Offer.

This Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 22, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $5.50 per share (the “Offer Price”), in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2010 (as it may be amended from to time, the “Merger Agreement”), by and among the Company, the Offeror and IEP Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Offeror (“Merger Sub”). The Offer is initially scheduled to expire at midnight (Eastern Time) on January 25, 2011 (the initial expiration date or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, the “Expiration Date”). The Offer is subject to certain conditions, which may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Date in the exercise of the reasonable good faith judgment of the Offeror subject to the terms of the Merger Agreement and subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case except for the conditions that (i) there are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and certain affiliates of the Offeror (including Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for prior to the Expiration Date), represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares that may be issued upon the vesting of outstanding restricted stock of the Company (“Company Restricted Stock”), plus Shares issuable upon the exercise of all outstanding options to purchase Shares under Company stock plans (“Company Stock Options”), warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price) (such condition, the “Minimum Condition”), (ii) the approval of the Federal Energy Regulatory Commission (“FERC”) under Section 203 of the Federal Power Act, as amended (the “FPA”), shall have been received and the approval, or a determination that no approval is required, of the New York State Public Service Commission (the “NYPSC”) under the New York Public Service Law, as amended, shall have been received with respect to the consummation of the Offer and the Merger, and (iii) the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), shall have expired or been terminated (the conditions set forth in clauses (ii) and (iii) above, the “Regulatory Condition”). The Offeror may waive the Minimum Condition and/or the Regulatory Condition only subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act and only with the prior written consent of the Company.

Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions applicable to the Merger (as defined below) set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of the Offeror (the “Merger”). The surviving company of the Merger (the “Surviving Corporation”) will be an indirect wholly-owned subsidiary of Icahn Enterprises Holdings. In certain circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the issued and outstanding Shares held by the Company’s stockholders entitled to vote thereon for the adoption of the Merger Agreement. At the effective time of the Merger, each share of Common Stock then issued and outstanding (other than shares of Common Stock owned by the Company, the Offeror or Merger Sub, or any of their respective direct or indirect subsidiaries, all of which will convert into shares of a class of stock of the Surviving Corporation designated by the Offeror, and other than shares of Common Stock that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $5.50 per Share (the “Per Share Merger Consideration”) in cash, without interest and less any applicable withholding taxes. The Merger Agreement is filed as Exhibit (e)(1) hereto and is hereby incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror, Merger Sub, and Icahn Enterprises Holdings is 767 Fifth Avenue, 47th Floor, New York New York, 10153, where the business phone number is (212) 702-4300.

Upon filing this Statement with the Securities and Exchange Commission (the “SEC”), Dynegy will make this Statement publicly available on its website at www.dynegy.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex III and hereby incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) the Offeror, Merger Sub, Icahn Enterprises Holdings or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with the Offeror’s right, pursuant to the Merger Agreement, to designate persons to the Board of Directors of the Company (the “Board”) promptly following the Offeror’s purchase of, and payment for, any Shares pursuant to the Offer which represent at least such number of Shares as shall satisfy the Minimum Condition.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror, Merger Sub, Icahn Enterprises Holdings and Certain of Their Affiliates

Merger Agreement

On December 15, 2010, the Company, the Offeror and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is hereby incorporated herein by reference.

The Stockholder Support Agreement

Pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement among certain stockholders affiliated with Icahn Enterprises Holdings (the “Support Parties”) and the Company, the Support Parties have agreed, subject to the terms and conditions of the Stockholder Support Agreement, to, among other things, vote Shares (and Shares underlying call options to the extent exercised), constituting up to approximately 14.9% of the issued and outstanding Shares, in favor of the adoption of the Merger Agreement, if necessary. A summary of the Stockholder Support Agreement is contained in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder Support Agreement, which is filed as Exhibit (e)(2) hereto and is hereby incorporated herein by reference.

The Guarantee

Pursuant to a Guarantee Agreement (the “Guarantee”) entered into simultaneously with the Merger Agreement between Icahn Enterprises Holdings and the Company, Icahn Enterprises Holdings is guaranteeing the payment and other obligations of the Offeror and Merger Sub under the Merger Agreement and in connection with the Offer and the Merger, other than certain obligations related to indemnification of the Company’s directors and officers and related matters. A summary of the Guarantee is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(3) hereto and is hereby incorporated herein by reference.

Explanatory Note

Stockholders and other interested parties should read the Merger Agreement, the Stockholder Support Agreement and the Guarantee for a more complete description of the provisions summarized in the Offer to Purchase. Each of the Merger Agreement, the Stockholder Support Agreement and the Guarantee has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in each of the Merger Agreement, the Stockholder Support Agreement and the Guarantee were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to such agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement, the Stockholder Support Agreement or the Guarantee, as applicable, and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement, the Stockholder Support Agreement or the Guarantee and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, the Offeror, Merger Sub, Icahn Enterprises Holdings or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Relationship with Current Officers and Directors of the Company

Overview

In considering the recommendation of our Board that you accept the Offer, tender your Shares into the Offer and, if required by applicable law, adopt the Merger Agreement, you should be aware that our directors and executive officers have interests in the Offer and the Merger that are different from, or in addition to, those of our stockholders generally. Each of a special committee of the Board consisting only of non-management independent directors of the Company (the “Special Committee”) and the Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Offer and the Merger, and in making its recommendation. For purposes of all of the agreements and plans described below, the completion of the transactions contemplated by the Merger Agreement will constitute a change in control.

Long-Term Incentive Awards

As of the date of this Statement, certain of the Company’s executive officers hold (i) Company Stock Options, (ii) shares of Company Restricted Stock, (iii) phantom stock units (“Company Phantom Stock Units”), which entitle the holder to cash awards in accordance with the terms and conditions of the applicable awards, and (iv) performance units (“Company Performance Awards”), which entitle the holder to cash awards in accordance with the terms and conditions of the applicable awards.

The Offer is made only for Shares and is not made for any Company Stock Options, Company Restricted Stock, Company Phantom Stock Units or Company Performance Awards. Holders of vested but unexercised Company Stock Options may exercise such options in accordance with the terms of the applicable equity compensation plan and award agreement and tender some or all of the Shares issued upon such exercise. Holders of Company Restricted Stock may tender some or all of the Shares received upon vesting and settlement of Company Restricted Stock in accordance with the terms of the applicable equity compensation plan and award agreement. However, at the effective time of the Merger, each outstanding Company Stock Option, vested or unvested, shall be cancelled for no payment if such Company Stock Option has an exercise price greater than the Offer Price and, if such Company Stock Option exercise price is not greater than the Offer Price, shall only entitle the holder thereof to receive, as soon as reasonably practicable (but in any event no later than three (3) business days after the effective time of the Merger), an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to the applicable Company Stock Option immediately prior to the effective time of the Merger and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock under such Company Stock Option, less applicable taxes required to be withheld with respect to such payment. In addition, at the effective time of the Merger, each outstanding share of Company Restricted Stock, if any, shall only entitle the holder thereof to receive, as soon as reasonably practicable and no later than the earlier of (i) the second payroll period or (ii) thirty (30) days following the effective time of the Merger, an amount in cash, for each share of the Company Restricted Stock, equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment. At the earlier to occur of the time the Offeror accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer or the effective time of the Merger (such earlier time, the “Acceleration Time”), each outstanding Company Phantom Stock Unit will be cancelled and will only entitle the holder thereof to receive, as soon as reasonably practicable after the Acceleration Time, but in any event no later than the earlier of (i) the second payroll period or (ii) thirty (30) days following the Acceleration Time, an amount in cash, for each Company Phantom Stock Unit, equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment. At the Acceleration Time, (i) Company Performance Awards granted in 2009 and 2010 will be payable at 100% of “target” (as defined in the applicable agreements for such awards), fully vested and settled for a payment of cash, as required by the terms of the agreements governing such Company Performance Awards, and (ii) each outstanding Company Performance Award granted prior to 2009 will be fully vested and canceled for no payment in accordance with the terms of the agreements governing such Company Performance Awards. Further, at the Acceleration Time, each outstanding Company Stock Option, share of Company Restricted Stock and Company Phantom Stock Unit will fully vest.

The following table sets forth, as of December 28, 2010, the long-term incentive award holdings of the Company’s executive officers and the gross value of such holdings assuming (i) in the case of shares of Company Restricted Stock, the Merger is consummated and (ii) in the case of the Company Phantom Stock Units and the Company Performance Awards, either the Offer or the Merger is consummated:

	Number of Shares of Company Restricted Stock	Value of Company Restricted Stock	Number of Company Phantom Stock Units	Value of Company Phantom Stock Units	Number of Company Performance Awards	Value of Company Performance Awards(1)
Bruce A. Williamson(2)	132,501	$728,755.50	318,584	$1,752,212.00	54,000	$5,400,000.00
Holli C. Nichols	34,514	$189,827.00	79,646	$438,053.00	13,800	$1,380,000.00
J. Kevin Blodgett	25,852	$142,186.00	59,236	$325,798.00	10,304	$1,030,400.00
Lynn A. Lednicky	25,123	$138,176.50	59,236	$325,798.00	10,147	$1,014,700.00
Charles C. Cook	26,861	$147,735.50	55,752	$306,636.00	9,818	$981,800.00
TOTAL	244,850	$1,346,675.00	572,454	$3,148,497.00	98,069	$9,806,900.00

(1)	Based on a target price of $100 per unit.
(2)	Mr. Williamson also serves as the chairman of the Board.

Each outstanding Company Stock Option has an exercise price greater than the Offer Price and would be cancelled for no payment upon the effective time of the Merger.

As of the date of this Statement, our non-employee directors hold Company Phantom Stock Units, which are granted on an annual basis and credited quarterly to the non-employee directors pursuant to the Company’s Deferred Compensation Plan for Certain Directors (as amended and restated, the “Directors Deferred Compensation Plan”). The Directors Deferred Compensation Plan states that quarterly contributions of Company Phantom Stock Units are to be made on the last day of each calendar quarter. Given that these contributions represent compensation for amounts earned by non-employee directors for service during the calendar quarter, the Company intends to make cash payments to non-employee directors following their termination of service from the Board in amounts equal to the value of the Company Phantom Stock Units that would have been contributed but for the failure of such termination to occur on the last day of the applicable calendar quarter, prorated as appropriate.

Generally, upon termination of service as a director, the Company Phantom Stock Units become payable in cash or Shares, based on each director’s one-time election, and in a lump-sum payment or in monthly, quarterly or annual installments over a specified term, also at the director’s election. All of the Company’s current non-employee directors have previously elected to receive the value of the Company Phantom Stock Units in cash rather than Shares. If a director’s service as a director terminates no later than two years following a change in control, the total unpaid balance in the director’s accounts under the plan (determined as of the later of the date of the change in control or the date the director has a termination of service with the Company or any successor (the “computation date”)), will be paid to the director in a single, lump sum cash payment as soon as administratively feasible, but no later than 30 days, after the computation date. A change in control does not increase a director’s benefit under the plan and may also impose a time of payment of the benefit that is different from the director’s prior election.

Change in Control Arrangements

We maintain certain policies, plans and agreements, including our Executive Change in Control Severance Pay Plan (the “Change in Control Plan”), which provide for certain change in control benefits for our executives. The Change in Control Plan provides for the payment of certain severance benefits to our executives if, (i) in connection with but no earlier than 60 days before or (ii) on or within two years after, in each case, a “change in control”, as defined in this plan, any such executive is subject to an “involuntary termination”, as defined in this plan. In general, an executive experiences an “involuntary termination” if such executive’s employment is terminated without cause or such executive resigns for “good reason”, generally meaning he or she suffers a material reduction in authority or duties, a material reduction in total compensation or relocation to a location 50 miles or more from the previous principal employment location.

Severance benefits for certain of our executive officers under the Change in Control Plan include:

•	a lump sum cash payment equal to:

•

for our Chief Executive Officer, 2.99 times such executive’s “compensation”, which is defined under the plan as the sum of any covered executive’s (i) annual base salary based on the greater of the rate in effect immediately prior to the change in control, 60 days prior to an involuntary termination or the date of any such involuntary termination and (ii) the greater of a covered executive’s target annual bonus under our short-term incentive plan for the fiscal year in which the change in control occurs, any fiscal year beginning after the fiscal year in which the change in control occurs and before the year in which such covered executive’s involuntary termination occurs or the fiscal year in which such covered executive’s involuntary termination occurs; or

•	for any Executive Vice President, 2.5 times such executive’s compensation;

•

a lump sum cash payment equal to the aggregate target annual incentive compensation under any applicable short-term incentive compensation plan for the fiscal year during which such involuntary termination of employment occurs (determined as if all applicable goals and targets had been satisfied in full), pro-rated to the date of such executive’s termination;

•

all medical, dental, vision and life insurance benefits maintained for such executive as of the termination date, contingent upon continued payment of premiums by such executive based on rates no greater than the lesser of the cost of coverage paid by such executive immediately before the involuntary termination or the change in control, for a period equal to (i) 36 months from termination for our Chief Executive Officer and (ii) 30 months from termination for any Executive Vice President, so long as such executive does not obtain new employment and eligibility for coverage under a similar benefit plan maintained by the new employer; and

•	outplacement assistance benefits at least equivalent to those that would have been provided to the executive officer before the change in control.

The Board has appointed David Biegler, a member of the Board, as the plan administrator of the Change in Control Plan. This appointment is contingent upon, and is effective as of, the Acceleration Time. Mr. Biegler is not a beneficiary of the Change in Control Plan and will no longer be a member of the Board as of the closing of the Merger. The Company intends to enter into customary agreements with Mr. Biegler prior to the Acceleration Time pursuant to which Mr. Biegler will receive customary compensation, expense reimbursement and indemnification for his services as plan administrator. The Board has appointed Bill Trubeck, a member of the Board, as the contingent plan administrator, to serve as plan administrator in the event that Mr. Biegler resigns or is otherwise unwilling or unable to serve as plan administrator.

In connection with a change in control, such as the completion of the Offer or the Merger, any outstanding Company Stock Options, Company Restricted Stock, Company Phantom Stock Units and other equity-based awards previously granted to our executives will vest in accordance with the terms of the underlying award agreements. For additional detail regarding the treatment of such awards in connection with the merger, see “—Relationship with Current Officers and Directors of the Company—Long-Term Incentive Awards” above.

In addition, pursuant to our Excise Tax Reimbursement Policy, any of our executive officers who incurs excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended, as a result of a payment in connection with a change in control is entitled to receive an additional payment in an amount equal to the excise tax, interest on the excise tax amount and any penalties related to the excise tax payment imposed. Under the Dynegy Inc. Restoration Pension Plan and Restoration 401(k) Savings Plan, which are nonqualified supplemental executive retirement plans, participants, including all executives, fully vest in their benefits under the plans to the extent not already vested upon a change in control. However, all current participants under the plans are already fully vested based on their years of service, so a change in control will not alter their vesting under the plans.

The following table sets forth the estimated total payouts (excluding any effect related to long-term incentive awards discussed above) to our executive officers following a change in control transaction assuming each such executive’s employment is involuntarily terminated as contemplated by the change in control agreements:

	Bruce A. Williamson	Holli C. Nichols	J. Kevin Blodgett	Lynn A. Lednicky	Charles C. Cook
Cash Severance (Multiple of Annual Compensation)	$5,980,000	$2,625,000	$2,250,000	$2,175,000	$2,175,000
Pro-rated Short-term Incentive Bonus	$249,315	$130,890	$112,192	$108,452	$108,452
Medical, Dental, Vision and Life Insurance Benefits	$37,008	$10,290	$30,660	$31,020	$31,020
Outplacement Services	$25,000	$25,000	$25,000	$25,000	$25,000
Tax Gross-Up	$0	$1,554,562	$1,197,811	$1,205,486	$1,283,490
TOTAL(1)	$6,291,323	$4,345,742	$3,615,663	$3,544,958	$3,622,962

(1)	Amounts reflected assume no increase in salaries or changes in rates and coverage regarding medical, dental, vision and life insurance benefits and the executive’s termination occurs on April 1, 2011. As described below, no discussions have occurred between any members of the Company’s current management team and representatives of Offeror, Merger Sub or their affiliates regarding continuing employment of our executive officers or any termination thereof.

Receipt of the cash severance payment and other severance benefits under the Change in Control Plan is subject to forfeiture if the executive materially breaches his or her confidentiality and non-disparagement agreement and is further subject to the executive’s execution of a general release of claims in favor of the Company.

Deferred Compensation Plan

Mr. Lednicky is the only named executive officer with a balance in our suspended non-qualified executive deferred compensation plan. This plan provides that, upon a change in control, participants fully vest in their employer contributions under the plan to the extent not already vested. However, Mr. Lednicky is already fully vested based on his years of service, so a change in control will not alter his vesting under the plan.

Indemnification; Directors’ and Officers’ Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. For additional information regarding these arrangements, see “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” in the Offer to Purchase.

Employment Agreements

The Company maintains a philosophy of employing executives without employment agreements and believes that the compensation, severance and benefit plans offered to eligible officers provide appropriate reward opportunities and benefits for the Company’s executive officers.

Arrangements with the Surviving Corporation

The Merger Agreement provides that the officers of the Company immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

As of the date of this Statement, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offeror, Merger Sub or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, the Offeror, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of the Offeror, Merger Sub or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with the Offeror or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Offeror (and/or a subsidiary of the Offeror), as of the date of this Statement no discussions have occurred between members of the Company’s current management and representatives of the Offeror, Merger Sub or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement. Any new arrangements would not become effective until after the Acceleration Time.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

The Board, at a meeting held on December 14, 2010, acting upon the unanimous recommendation of the Special Committee, has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

Background and Reasons for the Recommendation

Background of the Offer

The Board and management of the Company have been engaged for over two years in an ongoing review of the Company’s operating and strategic opportunities and risks. This review has been conducted against a backdrop of continuing declines in the market prices of natural gas and wholesale electricity. These declines have reduced the outlook for the cash flow that can be expected to be generated by the Company in the next several years, and the Board has not identified any economic or industry factors that create a reasonable basis for believing that the market price declines will reverse in the next several years. The declining cash flow generation capacity of the Company, combined with its high level of indebtedness and the need to incur additional indebtedness to fund operations and required environmental capital expenditures, have led the Board to conclude that the risks of pursing a standalone business strategy are considerable.

In April 2007, the Company consummated a transaction with LSP Gen Investors, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Equity Partners, L.P. and LS Power Associates, L.P. (collectively, “LS Power”), pursuant to which LS Power contributed certain power generation assets to the Company in exchange for approximately 40% of the Common Stock. The transaction with LS Power was entered into to increase the scale of, and to diversify, the Company’s asset base in part to make the Company a more attractive acquisition candidate or merger partner for another merchant generating company or utility company. However, not long after that transaction was completed, natural gas prices began what has been on ongoing decline, and the Company, despite efforts in the spring of 2009 and the spring of 2010, was unable to find a party willing to pursue a business combination with it.

In the spring and summer of 2009, Dynegy engaged in negotiations with LS Power and ultimately agreed to a transaction regarding the purchase by LS Power of (i) the Company’s interests in eight power generating project companies and Dynegy Sandy Creek Holdings, LLC and (ii) $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of Dynegy Holdings Inc., a wholly-owned subsidiary of the Company, in exchange for approximately $970 million in cash (after working capital adjustments made at closing but subject to post-closing adjustments) and relinquishment of 245 million shares of Class B common stock of the Company held by LS Power. The Company and LS Power entered into a definitive agreement with respect to this transaction in August 2009, and the transaction was completed in December 2009. In connection with the completion of this transaction, various special approval, Board representation and other blocking and governance rights held by LS Power were eliminated.

In April 2010, the Company began preliminary discussions with NRG Energy, Inc. (“NRG”) regarding a possible acquisition of the Company by NRG. However, in June 2010 NRG advised the Company that it was not interested in acquiring the Company. NRG had been working with The Blackstone Group L.P. (“Blackstone”) to determine whether Blackstone would be willing to acquire the Company’s coal generation assets as part of an acquisition by NRG of all of the Company. When NRG ended discussions with the Company, representatives of Blackstone contacted the Company to see if the Company would be willing to permit Blackstone to attempt to develop a proposal of its own to acquire all of the Company for cash. The Company agreed to do so, and on August 13, 2010, the Company entered into an Agreement and Plan of Merger (as amended on November 16, 2010, the “Prior Merger Agreement”) with affiliates of Blackstone, pursuant to which the Company would have been acquired and our stockholders would have received $4.50 per share of Common Stock in cash.

On October 12, 2010 Carl Icahn and certain of his affiliates (collectively, the “Icahn Entities”) filed a Schedule 13D with the SEC disclosing that the Icahn Entities beneficially owned approximately 9.9% of the Common Stock. The Icahn Entities filed several subsequent amendments to their Schedule 13D, and based on the Icahn Entities’ most recent Schedule 13D amendment filed with the SEC as of the date of this Statement, the Icahn Entities beneficially own approximately 14.9% of the Common Stock, including approximately 5% owned through options to acquire Common Stock. The Icahn Entities stated that they intended to vote against approval of the proposal to adopt the Prior Merger Agreement. Another entity, Seneca Capital Investments L.P. and certain of its affiliates (collectively, “Seneca”), also acquired beneficial ownership of approximately 9.3% of our Common Stock and indicated that they intended to vote against approval of the proposal to adopt the Prior Merger Agreement. Seneca also subsequently solicited proxies in opposition to the proposal to approve the Prior Merger Agreement.

On October 19, 2010, senior management of the Company met with Carl Icahn and other representatives of the Icahn Entities at the Icahn Entities’ offices to seek his support for the Prior Merger Agreement. Representatives of Greenhill & Co., LLC, one of the Company’s financial advisors (“Greenhill”), attended the meeting.

On November 12, 2010, the Icahn Entities amended their Schedule 13D to disclose that they intended to vote against approval of the proposal to adopt the Prior Merger Agreement and would demand appraisal rights under Delaware law. In addition, the Icahn Entities indicated that they would consider offering a short-term replacement credit facility if that would mitigate the Company’s liquidity concerns. The Company subsequently responded that the Company required a long-term solution rather than a short-term solution provided by the short-term replacement facility offered by the Icahn Entities.

On November 16, 2010, representatives of Blackstone advised senior management of the Company that Blackstone intended to increase the merger consideration to $5.00 per share of Common Stock in cash. Later that day the Board met and approved an amendment to the Prior Merger Agreement to, among other things, increase the merger consideration. The special meeting of stockholders of the Company that had been called for November 17, 2010 was convened on that date, and in order to provide stockholders of the Company time to consider the price increase, the polls were declared open until 4 p.m., central time, on November 23, 2010, and the meeting was recessed until a half an hour before the polls were to close.

On November 22, 2010, the Board held a meeting. Several members of senior management and representatives from Greenhill, Goldman, Sachs & Co. (“Goldman Sachs”), and Sullivan & Cromwell LLP, the Company’s outside counsel (“Sullivan & Cromwell”), participated in this meeting. Members of senior management updated the Board with respect to the transaction with Blackstone, the meeting of stockholders of the Company to consider the Prior Merger Agreement that was scheduled to continue on November 23, 2010, and the alternatives available to the Company in the event that Company stockholders did not approve the Prior Merger Agreement, which at that point seemed highly likely. Members of senior management, representatives from Sullivan & Cromwell and the directors discussed the creation of the Special Committee to be comprised of non-management independent directors to oversee a continuation of the Company’s review of strategic alternatives on a basis that would be open to all potential acquirors and to review again the value-creation potential of asset sale and restructuring possibilities. The mandate of the Special Committee included, without limitation, consideration of (i) a possible restructuring of the operations of the Company and its subsidiaries, (ii) possible changes to the capital structure of the Company, including, without limitation, the issuance, repurchase and/or prepayment of indebtedness or equity securities, (iii) a possible sale of a material amount of the assets of the Company, (iv) a possible sale of the Company and (v) any corporate governance matters relating to the foregoing matters or the composition of the Board (collectively, the “Strategic Alternatives”). At the conclusion of the meeting, and generally at the conclusion of all meetings of the Board described below, the Board held an executive session with only representatives of Sullivan & Cromwell and members of the Board present and then an executive session with only non-executive members of the Board and representatives of Sullivan & Cromwell present.

On November 23, 2010, the Company announced that it intended to immediately commence an open strategic alternatives process to solicit proposals from potentially interested parties, including the Icahn Entities and Seneca, and carefully review its standalone strategic alternatives if the Prior Merger Agreement was not approved by stockholders of the Company, as well as the creation of the Special Committee and the adoption of the Rights Agreement and certain procedural bylaw amendments relating to the calling of meetings of the Board and procedures for action by written consent. The special meeting of stockholders of the Company was reconvened on that day and the Prior Merger Agreement was not approved. The Prior Merger Agreement was then terminated.

On November 23, 2010, following the termination of the Prior Merger Agreement, Mr. Williamson contacted Mr. Carl Icahn to discuss Mr. Icahn’s interest in the Company’s open strategic alternatives process. Mr. Icahn informed Mr. Williamson that he was potentially interested in exploring a transaction involving the Company.

On November 24, 2010, Mr. Williamson received a call from Mr. Icahn and they discussed Mr. Icahn’s interest in the Company’s open strategic alternatives process further. Mr. Icahn indicated he would be interested in moving quickly towards determining whether he would be interested in a potential transaction with the Company, and Messrs. Icahn and Williamson agreed to have their respective representatives begin work on a confidentiality agreement that would permit the Icahn Entities to receive certain material non-public information concerning the Company in order to permit them to determine if they wished to make a proposal to acquire the Company.

On November 26, 2010, the Board held a meeting. Several members of senior management and representatives from Sullivan & Cromwell participated in this meeting. Senior management discussed with the Board the parties that would potentially have an interest in a transaction involving the Company and the strategy for contacting such parties during the open strategic alternatives process.

On November 29, 2010, at the direction of the Special Committee, representatives of Greenhill and Goldman Sachs began contacting parties to assess their interest in a potential transaction involving the Company, including those parties that had previously expressed an interest in a transaction with the Company and/or executed a confidentiality agreement with the Company during the “go-shop” period under the Prior Merger Agreement.

On November 30, 2010, Mr. Williamson, Holli Nichols, Executive Vice President and Chief Financial Officer of the Company, and representatives from Greenhill, Goldman Sachs and Sullivan & Cromwell met with Mr. Icahn and representatives from the Icahn Entities at the Icahn Entities’ offices. At that meeting, the parties discussed the Company’s strategic options in light of the termination of the Prior Merger Agreement as well as the parties entering into a confidentiality agreement. In the following days, representatives from the Icahn Entities, the Company and their respective advisors exchanged drafts of, but did not execute, a confidentiality agreement that also included a standstill agreement that, among other things, restricted the Icahn Entities’ ability to buy or sell the Company’s securities for a limited period of time.

On December 3, 2010, the Special Committee held a meeting. Mr. Williamson and representatives from Sullivan & Cromwell participated in the meeting. Representatives from Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law. Mr. Williamson then updated the Special Committee on the status of discussions with the Icahn Entities regarding the confidentiality agreement as well as a potential structure and terms of a transaction with the Icahn Entities. The Special Committee, Mr. Williamson and representatives from Sullivan & Cromwell discussed the status of discussions with the Icahn Entities as well as the potential structure and terms of a transaction with the Icahn Entities, including terms the Company might seek to make clear its ability to continue to pursue the open strategic review process with minimal impediments. The Special Committee, Mr. Williamson and representatives from Sullivan & Cromwell also discussed the status of the solicitation of interest from potential acquirors, and other matters related to the Company’s strategic alternatives process.

Beginning on December 6, 2010, representatives from Greenhill and Goldman commenced sending confidentiality agreements to potential acquirors who had not previously entered into confidentiality agreements with the Company.

On December 7, 2010, representatives from the Icahn Entities and representatives from the Company and Sullivan & Cromwell participated in a teleconference to discuss the confidentiality agreement. Representatives from the Icahn Entities informed representatives from the Company and Sullivan & Cromwell that in connection with entering into the confidentiality agreement, the Icahn Entities would also want the Company to amend the Rights Agreement in order to count shares already beneficially owned by a party launching a tender offer towards the majority of Shares minimum condition in the definition of “Qualifying Offer”, count readily marketable securities for purposes of determining if an offer is fully financed, remove the requirement that the funds with respect to funding the offer be segregated and maintained solely for the purpose of funding the offer and remove limitations on the ability of persons who conduct unsuccessful tender offers to conduct subsequent tender offers within one year. During this teleconference, representatives from the parties and their respective advisors also discussed a potential structure and general terms of a transaction between the Icahn Entities and the Company.

On December 8, 2010, Mr. Icahn called Mr. Williamson and informed Mr. Williamson that he had decided that the Company’s publicly available information was sufficient for he and his representatives to assess the Company and that the parties should focus their efforts on reaching an agreement with respect to the key terms of a definitive agreement with respect to an acquisition of the Company. Mr. Icahn also informed Mr. Williamson that the price per Share he was considering offering was $5.50 in cash, and that he was inclined to agree to effect a back-end merger for any Shares not acquired in a first-step tender offer at the same price paid for Shares tendered in the tender offer and to vote and/or tender Shares he owned in support of a higher cash offer in the event he decided not to offer to top such a higher cash offer. Mr. Williamson informed Mr. Icahn that he thought that approach could be a basis for further discussion but that he needed to discuss it with the Special Committee.

On December 9, 2010, the Special Committee held a meeting. Several members of senior management and representatives from Greenhill, Goldman Sachs, and Sullivan & Cromwell participated in this meeting. Mr. Williamson updated the Special Committee regarding the discussions with Mr. Icahn, including Mr. Icahn’s then current preference to proceed directly to discussions regarding a transaction involving the Company rather than the confidentiality agreement the parties had been discussing. Mr. Williamson also updated the Special Committee regarding the price of $5.50 per Share in cash that Mr. Icahn indicated he was considering offering in a transaction, and Mr. Icahn’s inclination to agree to effect a back-end merger for any Shares not acquired in a first-step tender offer at the same price paid for Shares tendered in the tender offer and to vote and/or tender Shares he owned in support of a higher cash offer in the event he decided not to offer to top such a higher cash offer. The Special Committee, Mr. Williamson and representatives from Greenhill, Goldman Sachs, and Sullivan & Cromwell then discussed the proposed terms of a transaction with the Icahn Entities, including the fact that the Icahn Entities were prepared to enter into a definitive agreement with the Company without conducting any due diligence. Representatives from Greenhill and Goldman Sachs were then excused from the meeting, and senior management of the Company then updated the Special Committee on the status of discussions with potential financial advisors regarding an analysis of the Company’s restructuring alternatives. Following discussion among the Special Committee, the Special Committee determined that Mr. Williamson should continue discussions with the Icahn Entities regarding a potential transaction and that the Company should provide the Icahn Entities with a proposed merger agreement on the terms discussed with the Special Committee. The Special Committee also instructed members of senior management not to discuss any management retention, post-closing employment or equity investment in a potential transaction with representatives from the Icahn Entities without authorization from the Special Committee, and members of senior management confirmed that no such discussions had taken place. At the conclusion of the meeting, and generally at the conclusion of all meetings of the Special Committee described below, the Special Committee held an executive session with only representatives of Sullivan & Cromwell and members of the Special Committee present. Immediately following the conclusion of the Special Committee meeting, the Board held a meeting. Several members of senior management and representatives from Sullivan & Cromwell participated in this meeting. Representatives from Sullivan & Cromwell discussed with the Board the proposed amendments to the Rights Agreement requested by representatives of Icahn, and following discussion among the Board, the Board authorized senior management of the Company to implement the proposed amendments to the Rights Agreement.

On December 10, 2010, representatives from Sullivan & Cromwell sent representatives of the Icahn Entities a draft Merger Agreement. Later that same day, representatives from the Company and Sullivan & Cromwell attended a meeting with representatives of the Icahn Entities to discuss the draft Merger Agreement. From that day until the Merger Agreement and related documents were executed in the early morning of December 15, 2010, the parties and their respective representatives negotiated the terms of the definitive documents. Significant issues discussed included, but were not limited to, the conditions to closing of the Offer and the Merger, the circumstances under which the Merger Agreement could be terminated and the termination fees that would be payable, the definition of a superior proposal, the circumstances under which the Icahn Entities would be required to vote and/or tender their Shares in favor of a superior proposal, the ability of the Company to continue its standalone restructuring analysis during the pendency of a “go-shop” period, and the ability of the Icahn Entities to continue the Offer notwithstanding a termination of the Merger Agreement in certain circumstances. Also on December 10, 2010 and on a periodic basis until the Merger Agreement and related documents were executed in the early morning of December 15, 2010, Mr. Williamson negotiated with Mr. Icahn regarding an increase to the $5.50 per Share in cash offer price.

On December 11, 2010, representatives from Sullivan & Cromwell sent Icahn’s representatives a revised draft of the Merger Agreement.

Later on December 11, 2010, the Special Committee held a meeting. Several members of senior management and representatives from Greenhill, Goldman Sachs, and Sullivan & Cromwell participated in this meeting. Representatives from Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law. Mr. Williamson updated the Special Committee on the status of discussions with representatives of the Icahn Entities. Senior management reviewed with the Special Committee the Company’s updated financial forecasts described in “Item 8. Additional Information—Certain Company Forecasts”. Following discussion among the Special Committee, the Special Committee determined that it could agree to the Icahn Entities’ request that the Company postpone the retention of a restructuring financial advisor, which the Icahn Entities objected to as an unnecessary expense, during the pendency of the proposed transaction with the Icahn Entities and instructed senior management and representatives from Greenhill and Goldman Sachs to review restructuring alternatives that may be available to the Company.

On December 12, 2010, the Special Committee and the Board held a joint meeting. Several members of senior management and representatives from Greenhill, Goldman Sachs, and Sullivan & Cromwell participated in this meeting. Mr. Williamson updated the directors regarding the discussions with the Icahn Entities. Mr. Williamson noted that the Icahn Entities and their representatives had not reached agreement with the Company on the circumstances under which the Icahn Entities would be required to vote and/or tender their Shares in favor of a superior proposal. The directors discussed with representatives of Greenhill and Goldman Sachs the impact that various requirements might have on a “go-shop” process. Representatives from Greenhill and Goldman Sachs and management then reviewed with the directors several potential standalone restructuring alternatives that may be available to the Company. The Special Committee discussed these alternatives with the financial advisors and management and concluded that the restructuring alternatives were not preferable to the Offer and the Merger and that under the circumstances the Special Committee was willing to defer the retention of a restructuring financial advisor during the pendency of a transaction with the Icahn Entities and completion of the open strategic alternatives process. However, the Special Committee also directed senior management to continue to prepare for the possibility that any transaction with the Icahn Entities might not be completed and that the Company might be required to pursue standalone alternatives.

Following the joint meeting of the Special Committee and Board, representatives of the Company, the Icahn Entities and their respective advisors continued discussions regarding the terms of the draft Merger Agreement and the related documents. Representatives of the Icahn Entities informed the Company that the Icahn Entities wanted to require the Company to confirm following the execution of the Merger Agreement that the Company’s pension termination liability and environmental capital expenditures and environmental liabilities under applicable law would not exceed certain prescribed amounts. From that day until the Merger Agreement and related documents were executed in the early morning of December 15, 2010, representatives from the Company, the Icahn Entities and their respective advisors negotiated the terms of these requirements.

In the evening of December 14, 2010, the Special Committee held a meeting to discuss the potential transaction with the Icahn Entities, which meeting continued until the early morning (Eastern time) of December 15, 2010. Several members of senior management and representatives from Greenhill, Goldman Sachs and Sullivan & Cromwell participated in this meeting. Representatives from Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law, as well as the terms of the draft Merger Agreement, the Stockholder Support Agreement, the Guarantee and amendments to the Rights Agreement. Such amendments would count Shares already beneficially owned by a party launching a tender offer towards the majority of Shares minimum condition in the definition of “Qualifying Offer”, count readily marketable securities for purposes of determining if an offer is fully financed, remove the requirement that the funds with respect to funding the offer be segregated and maintained solely for the purpose of funding the offer, remove limitations on the ability of persons who conduct failed tender offers to conduct subsequent tender offers within one year and exempt the Icahn Entities from the applicability of the Rights Agreement with respect to the transactions contemplated by the Merger Agreement and the Support Agreement. Senior management and representatives of Greenhill, Goldman Sachs and Sullivan & Cromwell updated the Special Committee on the status of discussions with the Icahn Entities with respect to the transaction and the transaction documents. In addition to considering the Icahn transaction, the Special Committee also reviewed restructuring alternatives and a commodity sensitivity analysis prepared by the financial advisors along with additional external analysis on the state of natural gas drilling economics in North America. The purpose of this additional analysis was to add commodity price upside potential into the valuation parameters. The conclusion was that the restructuring alternatives for a public stockholder were not likely to be more favorable than the Icahn transaction. Each of Greenhill and Goldman Sachs delivered its oral opinion to the Special Committee and the Board (which was subsequently confirmed by delivery of a written opinion), to the effect that, as of the date of their respective opinions, and based on and subject to various assumptions and limitations described in its written opinion, the $5.50 in cash per share to be received by, or paid to (as set forth in the applicable written opinion) the holders (excluding the Offeror, Merger Sub and any of their affiliates) of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following these discussions, the Special Committee determined that moving forward with the terms contained in the draft Merger Agreement with the Offeror and Merger Sub was in the best interests of the Company’s stockholders. Thereafter, the Special Committee unanimously recommended that the Board approve and recommend the Merger Agreement and the transactions contemplated thereby, the Support Agreement, the Guarantee and the amendment to the Rights Agreement. Immediately following conclusion of the Special Committee meeting, the Board held a meeting. Several members of senior management and representatives from Greenhill, Goldman Sachs and Sullivan & Cromwell participated in this meeting. The Board, based on the foregoing recommendation of the Special Committee and for the reasons detailed in “—Reasons for Recommendation”, unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) recommended that holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, vote their shares of Common Stock in favor of adoption of the Merger Agreement, (iv) directed that, to the extent required by applicable law, the Merger Agreement be submitted to the holders of shares of Common Stock for their adoption at a stockholders’ meeting in accordance with applicable law or regulation (unless the Offeror notifies the Company that it elects to proceed by written consent of stockholders in lieu of a meeting of stockholders), and (v) approved the Support Agreement, the Guarantee and the amendment to the Rights Agreement.

In the early morning of December 15, 2010, the Offeror, Merger Sub and the Company executed the Merger Agreement, the Company and the Support Parties executed the Support Agreement, the Company and Icahn Enterprises Holdings executed the Guarantee, and the Company and Icahn Enterprises Holdings issued a joint press release announcing the execution of the Merger Agreement.

The Merger Agreement provides that, until 11:59 p.m., Eastern time, on January 24, 2011, the Company is allowed to initiate, solicit and encourage any alternative acquisition proposals from third parties, provide non-public information and participate in discussions and negotiate with third parties with respect to acquisition proposals. At the direction of the Special Committee, Greenhill and Goldman Sachs are conducting this “go-shop” process on behalf of the Company and as of the date of this Statement have contacted more than 50 potentially interested parties. The Special Committee has not authorized any member of senior management to discuss any management retention, post-closing employment or equity investment in a potential transaction with representatives from the Icahn Entities or any other interested party.

Reasons for Recommendation

Special Committee

Following the stockholders’ failure to approve the Prior Merger Agreement and the termination of the Prior Merger Agreement, the Board determined to continue with a comprehensive review of the Company’s various strategic alternatives, including, if appropriate, a possible sale of the Company. The Board determined to form the Special Committee consisting of non-management independent directors for the purpose of directing this review process. The Board appointed each of Patricia A. Hammick, David W. Biegler, Victor E. Grijalva, Howard B. Sheppard and William L. Trubeck as members of the Special Committee, with Ms. Hammick serving as the chairman of the Special Committee. The Board delegated to the Special Committee the full power and authority to, among other things, (a) explore any Strategic Alternatives; (b) take all such actions as it may deem necessary or appropriate in connection with effecting any Strategic Alternative; (c) initiate and participate in discussions with, or otherwise assist or facilitate proposals from, any parties regarding any Strategic Alternative; (d) review, evaluate or negotiate the terms of any Strategic Alternative, including negotiating a definitive agreement or agreements; (e) determine whether any Strategic Alternative is advisable, fair to and in the best interests of the Company’s stockholders (other than any stockholders who are interested in any such Strategic Alternative); and (f) report to the Board its recommendation with respect thereto in a manner designed to serve the best interests of the Company and its stockholders.

The Special Committee, at a meeting held on December 14, 2010, unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby,

(iii) recommended that holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement and (iv) approved the Support Agreement, the Guarantee and the amendment to the Rights Agreement. At this same meeting, the Special Committee also unanimously recommended to the Board that it (I) determine that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (II) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (III) recommend that holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, vote their shares of Common Stock in favor of adoption of the Merger Agreement, (IV) direct that, to the extent required by applicable law, the Merger Agreement be submitted to the holders of shares of Common Stock for their adoption at a stockholders’ meeting in accordance with applicable law or regulation (unless the Offeror notifies the Company that it elects to proceed by written consent of stockholders in lieu of a meeting of stockholders), and (V) approve the Support Agreement, the Guarantee and the amendment to the Rights Agreement. We refer to the foregoing determination, approval, declaration of advisability, resolution and recommendation of the Special Committee as the Special Committee Approval and Recommendation.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and making the Special Committee Approval and Recommendation, the Special Committee consulted with our management team, as well as our outside legal and financial advisors, and considered a number of factors. Some of the factors considered by the Special Committee and described below weighed in favor of having the Company continue as an independent entity and thus not making the Special Committee Approval and Recommendation. However, the Special Committee determined that more of the factors that it considered, including the qualitative importance of such factors, weighed in favor of the Special Committee Approval and Recommendation and outweighed the potential benefits of the Company continuing as an independent entity and initiating necessary financial restructuring activities based on possible improvements in commodities and financing conditions and other fundamentals underlying the Company’s business. In particular, the Special Committee concluded that if such improvements occurred, continuing the Company as an independent entity could potentially permit the Shares to trade at prices higher than the Offer Price and the Per Share Merger Consideration but that the Company’s ability to successfully implement a financial restructuring and operate during the interim period before such improvements, if any, occurred would be attended by significant risk and made such a strategy inadvisable.

In reaching the determination to make the Special Committee Approval and Recommendation, the Special Committee considered the following material factors as supporting its decision (not necessarily in any relative order of importance):

•	management’s and the Special Committee’s views and opinions regarding the electric generation industry;

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the Special Committee’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects and risk profile of the Company as an independent entity;

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the Company’s ability, under the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., Eastern time, on January 24, 2011, to initiate, solicit and encourage alternative acquisition proposals from third parties and to provide non-public information and to engage in discussions and negotiations with third parties with respect to such proposals;

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the Special Committee’s belief that the Offer and the Merger were likely to establish a $5.50 per Share in cash floor price for any acquisition transaction, the ability of the Company to continue until 11:59 p.m., Eastern time, on January 24, 2011 its solicitation of acquisition proposals and the Special Committee’s belief that creating a path for a potential buyer to obtain the support of the Icahn Entities for a superior proposal improved the prospects for persuading another buyer to make an acquisition proposal;

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the Special Committee’s belief that the Offer and/or the Merger are more favorable to our stockholders than the alternatives to the Offer and/or Merger, which belief was formed based on the Company’s previous discussions with potentially interested parties with respect to potential strategic transactions, including discussions during the “go-shop” period under the Prior Merger Agreement, and the Special Committee’s review, with the assistance of its financial advisors and senior management of the Company, of the strategic alternatives available to the Company, including the Company’s standalone restructuring alternatives and the fact that the depressed market for sales of generating facilities as of December 15, 2010 makes it challenging to fund cash flow requirements through sales of assets. In particular, the Special Committee believed that pursuing such a strategy would increase the leverage and risk profile of the Company and amplify the risk associated with a further deterioration in values of generating plants, or adverse regulatory, operating or financial developments. The Special Committee further believed, on the basis of the above-described review, that, on the whole, the strategic alternatives available to the Company, including its standalone restructuring alternatives, were not of themselves likely to yield long-term value to our stockholders that was more attractive than the value offered by the transactions contemplated by the Merger Agreement, particularly in light of the attendant risks.

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the presentations to the Special Committee and the Board on December 14, 2010 and the financial analyses reviewed therewith of Greenhill and Goldman Sachs, and the oral opinions of each of Greenhill and Goldman Sachs delivered to the Special Committee and the Board on December 14, 2010 (which were subsequently confirmed by delivery of written opinions) to the effect that, as of the date of their respective opinions, and based on and subject to various assumptions and limitations described in its written opinion, the $5.50 in cash per share to be received by, or paid to (as set forth in the applicable written opinion) the holders (excluding the Offeror, Merger Sub and any of their affiliates) of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the captions “—Opinions of the Company’s Financial Advisors—Opinion of Greenhill & Co.” and “—Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs & Co.”;

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the absence of any meaningful economic or industry indicator suggesting that the forward curves for natural gas and electricity prices were too low, which indicated that any increase in the fundamental value of the Company, which ordinarily would be expected to increase with increases in the price of natural gas and electricity, may not occur until at least several years into the future;

•	the fact that the Offer Price and the Per Share Merger Consideration represented:

•	a premium of approximately 98% to the closing share price of our Common Stock on August 12, 2010, the last trading day prior to the public announcement of the Prior Merger Agreement; and

•	a premium of 10% to the per share merger consideration contained in the Prior Merger Agreement.

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the fact that (i) the Company is projected, based upon the Company forecasts described under “Item 8. Additional Information—Certain Company Forecasts” (which used commodity pricing assumptions through 2012 based upon November 29, 2010 price curves; commodity pricing assumptions after 2012 were based upon November 29, 2010 price curves and adjusted based upon management’s fundamental outlook), to have substantial negative “operating cash flow less total capital expenditures” over the next four fiscal years starting in fiscal year 2011, (ii) while mandated environmental expenditures in the Company’s plants under current law and under a consent decree to which the Company is subject are a significant factor in these negative cash flows, these Company forecasts do not assume any incremental expenditures mandated by new laws or regulations that may come into effect in the future, and (iii) the Company would be dependent on the bank and capital markets to fund these negative amounts through additional borrowings, sales of assets or sales of debt and/or equity securities, and, in light of the Company’s substantial leverage, access to the bank and capital markets, particularly on reasonable economic or operating terms, could be difficult or impossible to achieve;

•	the fact that (i) absent significant improvements in market and operating conditions or a successful refinancing, it is projected that the Company would require a waiver by the middle of 2011 of the requirement of its existing credit facility that it comply with certain financial covenants, (ii) the revolving portion of the Company’s credit facility expires by its terms in 2012 and the term letter of credit and senior secured term loan portions of the Company’s credit facility expire by their terms in 2013, (iii) management believes that the existing credit facility could be amended to address the projected need for a financial covenant waiver for the near term, but that the terms of the amendment, combined with the terms of other debt securities that would need to be issued, would likely significantly restrict the Company’s future financial flexibility and (iv) management believes it is uncertain whether credit would be available in sufficient amounts after expiration of the credit facility to permit the Company to fund its operations on a reasonable basis, indicating that the amount of time available for improved electricity prices to emerge and to be of substantial benefit to the Company could be limited;

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the fact that although a substantial majority of the Company’s indebtedness is trading at a discount to its principal amount, with an aggregate discount of approximately $907 million or approximately $7.50 per Share, the Company’s limited financial flexibility and past experience with debt repurchases suggested, in the opinion of management of the Company and assuming that the Company were able to raise sufficient funds, that fully capturing this discount for the benefit of the holders of Shares would likely not occur in practice;

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the potential materially adverse earnings and cash flow impact on the Company if it is unable to enter into new coal transportation contracts on pricing terms comparable to its existing coal transportation contracts, which expire in 2013 and contain pricing terms significantly more favorable to the Company than current market rates;

•	the likelihood that the Offer and the Merger would be completed, based on, among other things (not necessarily in any relative order of importance):

•	the reputation and financial condition of Icahn Enterprises Holdings;

•	Icahn Enterprises Holdings’ ability to complete large acquisition transactions;

•	the fact that there is no financing condition to the completion of the Offer or the Merger in the Merger Agreement;

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the Guarantee from Icahn Enterprises Holdings to the Company guaranteeing certain of the Offeror’s and Merger Sub’s obligations under the Merger Agreement prior to the closing of the Merger, including the payment of the aggregate Offer Price and the Per Share Merger Consideration, which, in the reasonable judgment of the Special Committee, increases the likelihood of the Offer and/or the Merger being completed;

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the Company’s ability under the Merger Agreement to seek specific performance to prevent breaches of the Merger Agreement by the Offeror and Merger Sub and to enforce specifically the terms of the Merger Agreement; and

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the Company’s ability under the Merger Agreement to pursue damages after any termination of the Merger Agreement, which the parties have acknowledged and agreed in the Merger Agreement will not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including the transaction premium, other transaction opportunities and the time value of money);

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the fact that the all-cash Offer Price and Per Share Merger Consideration will provide our stockholders with immediate fair value, in cash, for their Shares, while avoiding medium- and long-term business risk, and while also providing stockholders certainty of value for their Shares and the opportunity to reinvest in other investments that would permit stockholders to benefit from any improvement in the prices of natural gas and electricity, with less risk of loss if those prices do not increase in the medium- or long-term;

•

the Company’s ability, under certain circumstances specified in the Merger Agreement, at any time from and after 12:00 a.m., Eastern time, on January 25, 2010 and prior to the earlier of the time the Company stockholders adopt the Merger Agreement and the closing of the Offer, to consider and respond to a written acquisition proposal or provide non-public information to or engage in discussions or negotiations with the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with its outside legal counsel, that failure to take such actions could be inconsistent with the Board’ fiduciary duties under applicable law and, after consultation with its financial advisor, that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal, and to, or propose to, authorize, adopt, approve, recommend or otherwise declare advisable such acquisition proposal, if, prior to taking any such action, the Board complies with its obligations relating to the taking of such action under the Merger Agreement and determines in good faith after consultation with its financial advisor and outside legal counsel that such acquisition proposal is a superior proposal;

•

the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal; provided that the Company complies with its obligations relating to the entering into of any such agreement and immediately prior to or substantially concurrently with the termination of the Merger Agreement the Company pays a termination fee of $16.3 million, which termination fee obligation the Special Committee concluded was reasonable in the context of termination fee obligations in comparable transactions and in light of the overall terms of the Merger Agreement, including the Offer Price and the Per Share Merger Consideration;

•

the obligation of the Offeror, Merger Sub and certain of their respective affiliates to vote, tender for purchase or deliver a consent with respect to their Shares in favor of the adoption of an alternative acquisition agreement with respect to a superior proposal and any transaction set forth in such an alternative acquisition agreement and/or into any tender offer contemplated by such alternative acquisition agreement, if the superior proposal set forth in such alternative acquisition agreement meets certain criteria, including that the superior proposal be an all-cash, all shares offer from a person that meets certain financial requirements and that the alternative acquisition agreement contain certain terms;

•

the Company’s ability, under the Merger Agreement, to withhold, withdraw, qualify or modify the Board’s recommendation under any circumstance, subject to the Offeror’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to the Offeror a termination fee of $16.3 million;

•

the Special Committee’s review of the potential costs associated with executing the Merger Agreement, including change in control severance and related costs as well as estimated advisor fees, which the Special Committee concluded were reasonable and would not affect the advice from, or the work performed by, senior management of the Company or the Company’s financial advisors in connection with the evaluation of the Offer, the Merger and the Merger Agreement by the Special Committee or the Board;

•

in the event the Merger is completed, the availability of appraisal rights under the DGCL to holders of Common Stock who comply with all of the required procedures under the DGCL, which allows such holders in connection with the Merger to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery; and

•	the fact that the termination date under the Merger Agreement allows for sufficient time to complete the Offer and/or the Merger.

As noted above, in reaching the decision to make the Special Committee Approval and Recommendation, the Special Committee also considered a variety of potentially negative factors concerning the Offer, the Merger and the Merger Agreement, including the following (not necessarily in any relative order of importance):

•

the fact that completion of the Merger would preclude our stockholders from having the opportunity to participate in the future performance of the Company’s assets and any potential future appreciation of the value of our Shares;

•

the fact that holders of only approximately 27% of our Common Stock supported approval of the Prior Merger Agreement, which provided, after amendment, for the sale of the Company for $5.00 per Share in cash;

•

the low proportion of equity value (approximately $659 million based on the closing price of our Shares on December 14, 2010) as a proportion of the Company’s enterprise value (approximately $4.6 billion, including capitalized lease obligations as of September 30, 2010 and based on the book value of the Company’s indebtedness as of September 30, 2010 and the Offer Price and the Per Share Merger Consideration) means that relatively small percentage changes in enterprise value will have substantially larger percentage effects on equity value, which means that improvements in market or operating conditions or Company performance over those projected could increase the value of our Shares to levels in excess of the Offer Price and the Per Share Merger Consideration (while corresponding declines in gas or electricity prices or Company performance under those projected could decrease the value of our Shares to levels below the Offer Price and the Per Share Merger Consideration);

•

the fact that (i) a substantial majority of the Company’s indebtedness is trading at a discount to its principal amount, with an aggregate discount of approximately $907 million or approximately $7.50 per Share, and (ii) if the Company were able to raise sufficient funds and purchase the indebtedness at a discounted amount, that could benefit holders of Shares;

•

the fact that, as of December 14, 2010, a few research analysts had target prices for our Shares in excess of the Offer Price and the Per Share Merger Consideration, with nine analysts having an average target price of $5.33 per Share;

•

although the Special Committee believed it had a strong basis, based upon frequent periodic reviews of the Company’s value and strategic alternatives over the prior several years, past discussions with potential strategic acquirors and financial acquirors, including during the “go-shop” period under the Prior Merger Agreement, and after considering the views of the financial advisors as to the likely universe of potential acquirors, for believing that the Offer and the Merger were the best transactions reasonably likely to be available, it is possible that conclusion of the open strategic alternatives process in the absence of the Merger Agreement would have discovered a buyer willing to pay more than the Offer Price and the Per Share Merger Consideration;

•

the fact that significant costs are involved in connection with entering into and completing the Offer and the Merger and substantial time and effort of management is required to complete the Offer and the Merger, potentially resulting in disruptions to the operation of and planning for the Company’s business;

•

the fact that the Offeror may continue the Offer notwithstanding a termination of the Merger Agreement under certain circumstances, including in connection with a termination of the Merger Agreement for a superior proposal that does not meet certain specified requirements, if the Offer continues to meet certain requirements;

•

the restrictions placed on the conduct of the Company’s business prior to the earlier of the completion of the Offer and the Merger pursuant to the terms of the Merger Agreement, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending completion of the Offer and the Merger;

•

the announcement and pendency of the Offer and the Merger, or failure to complete the Offer and the Merger, may cause substantial harm to relationships with the Company’s employees, suppliers and customers and may divert management and employee attention away from the day-to-day operation of our business;

•

the fact that while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied;

•

the fact that the Offeror has the right to terminate the Merger Agreement on or prior to January 17, 2011 if the Company’s pension termination liability or environmental capital expenditures and environmental liabilities under applicable law are estimated to exceed certain prescribed amounts in the Merger Agreement;

•	the Offeror and Merger Sub are newly-formed corporations with essentially no assets;

•	any gain realized in an all-cash transaction would be taxable to our stockholders that are U.S. holders for U.S. federal income tax purposes;

•

the fact that the Prior Merger Agreement requires the Company to pay within three business days of the Acceleration Time a termination fee equal to $16.3 million to Denali Parent Inc. in the event that the Minimum Condition is satisfied and the Offer is consummated, or the Merger is consummated; and

•

our directors and executive officers have interests in the Offer and the Merger that are different from, or in addition to, our stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Relationship with Current Officers and Directors of the Company”.

The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but rather includes the material factors considered by the Special Committee. In reaching its decision to make the Special Committee Approval and Recommendation, the Special Committee did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The Special Committee did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Special Committee based its recommendation on the totality of the information presented.

Board of Directors

The composition of our Board is identical to the composition of the Special Committee except that the one management member of the Board, Mr. Williamson, is not a member of the Special Committee. The Board, at a meeting held on December 14, 2010 and based on the Special Committee Approval and Recommendation, (a) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) recommended that holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, vote their shares of Common Stock in favor of adoption of the Merger Agreement, (d) directed that, to the extent required by applicable law, the Merger Agreement be submitted to the holders of shares of Common Stock for their adoption at a stockholders’ meeting in accordance with applicable law or regulation (unless the Offeror notifies the Company that it elects to proceed by written consent of stockholders in lieu of a meeting of stockholders) and (e) approved the Support Agreement, the Guarantee and the amendment to the Rights Agreement. We refer to the foregoing determination, approval, declaration of advisability, resolution and recommendation of the Board as the Board Approval and Recommendation.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and making the Board Approval and Recommendation, the Board consulted with our management team, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors (not necessarily in any relative order of importance):

•	the unanimous determination of the Special Committee to make the Special Committee Approval and Recommendation; and

•	the factors referred to above as having been taken into account by the Special Committee.

In its deliberations concerning the Merger Agreement, the Offer and the Merger, the Board also considered the potentially negative factors considered by the Special Committee described above.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In reaching its decision to make the Board Approval and Recommendation, the Board did not quantify or otherwise assign relative weights to the factors considered and individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

Intent to Tender.

As of December 28, 2010, the directors and executive officers of the Company beneficially owned 510,823 Shares (not including any Shares deliverable upon exercise or conversion of any Company Stock Options or Company Phantom Stock Units), representing less than one percent of the outstanding Shares. The directors and executive officers of the Company have informed the Company that they intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement. The directors and executive officers of the Company have also informed the Company that they would not tender or cause to be tendered any Shares held of record or beneficially owned by them pursuant to the Offer, and would withdraw from the Offer any Shares previously tendered, and would not vote such Shares in favor of the adoption of the Merger Agreement, if any person makes a Superior Proposal (as defined in “The Merger Agreement; Other Agreements—Solicitation of Acquisition Proposals” in the Offer to Purchase) to the Company or if the Board effects a Change of Recommendation (as defined in “The Merger Agreement; Other Agreements—Solicitation of Acquisition Proposals” in the Offer to Purchase).

Opinion of the Company’s Financial Advisors.

Opinion of Greenhill & Co., LLC

On December 14, 2010, at meetings of the Special Committee and the Board held to consider the Merger Agreement, Greenhill rendered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion, dated December 14, 2010, to the effect that, as of the date of the opinion, and based upon and subject to the limitations and assumptions set forth therein, the $5.50 per share in cash to be received by the holders (excluding Offeror, Merger Sub and any of their affiliates) of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Greenhill’s written opinion dated December 14, 2010, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of Greenhill’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion described above, Greenhill, among other things:

•	reviewed a draft of the Merger Agreement dated as of December 14, 2010 and certain related documents;

•	reviewed certain publicly available financial statements of the Company;

•	reviewed certain other publicly available business and financial information relating to the Company that Greenhill deemed relevant;

•

reviewed certain information, including financial forecasts and other financial and operating data concerning the Company, prepared by the management of the Company, including the financial forecasts prepared by the management of the Company, reflecting, among other things, updated commodity pricing and financing assumptions, and described under “Item 8. Additional Information—Certain Company Forecasts” which we refer to as the financial forecasts;

•	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the historical market prices and trading activity for the Common Stock and analyzed its implied valuation multiples;

•

compared the value of the Offer Price to a range of implied valuations for the Common Stock based on valuation multiples implied by the trading values of certain publicly traded companies that Greenhill deemed relevant;

•

compared the value of the Offer Price to a range of implied valuations for the Common Stock derived by discounting future cash flows and a terminal value of the Company at discount rates Greenhill deemed appropriate;

•

compared the value of the Offer Price to a range of implied valuations for the Common Stock based on multiples implied by certain publicly available transactions that Greenhill deemed relevant involving merchant generation companies;

•	compared the value of the Offer Price to a range of implied valuations for the Common Stock based on premiums paid in certain publicly available transactions that Greenhill deemed relevant;

•	participated in discussions and negotiations among representatives of the Company and its legal advisors and representatives of the Offeror and its legal advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill’s written opinion was addressed to the Special Committee and the Board. It was not intended to be and did not constitute a recommendation to the Special Committee or the Board as to whether they should recommend or approve the Offer, Merger or the Merger Agreement, nor does it constitute a recommendation as to whether the stockholders of the Company should tender Shares in connection with the Offer or approve the Merger or take any other action in respect of the Offer or the Merger at any meeting of the stockholders convened in connection with the Offer or the Merger. Greenhill was not requested to opine as to, and its opinion did not in any manner address, the Company’s underlying business decision to proceed with or effect the Offer or the Merger. Greenhill did not express any opinion with respect to any aspect of the Offer or the Merger other than the fairness to the holders of the Common Stock (excluding the Offeror, Merger Sub and any of their affiliates) of the $5.50 per share in cash to be received by them from a financial point of view. Greenhill did not express any opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the $5.50 per share in cash to be received by the holders of Common Stock in the Offer and the Merger or with respect to the fairness of any such compensation. Greenhill expressed no opinion as to the impact of the Offer or the Merger on the solvency or viability of the Company or the Offeror or the ability of the Company or the Offeror to pay its obligations when they come due. Greenhill’s opinion was approved by its fairness committee.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of the Company for the purposes of its opinion and further relied upon the assurances of the representatives and management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the most recent financial forecasts and projections and other data that was furnished or otherwise provided to it, Greenhill assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to those matters, and Greenhill relied upon such financial forecasts and data in arriving at its opinion. Greenhill expressed no opinion with respect to such projections and data or the assumptions upon which they were based.

Greenhill did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Greenhill assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and without waiver of any material terms or conditions set forth in the Merger Agreement. Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Offer or the Merger will be obtained without any effect on the Offer or the Merger meaningful to its analysis.

Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of December 14, 2010. Subsequent developments may affect its opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

The Special Committee and the Board retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as an internationally recognized investment banking firm. Greenhill acted as financial advisor to the independent director committee of the Board in connection with the purchase by LS Power of (i) the Company’s interests in eight power generating project companies and Dynegy Sandy Creek Holdings, LLC and (ii) $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of Dynegy Holdings Inc., a wholly-owned subsidiary of the Company, in exchange for approximately $1.0135 billion in cash and the relinquishment of 245 million shares of Class B Common Stock of the Company by LS Power, announced in August 2009. In addition, Greenhill acted as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010.

Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a fee of $11.5 million in the aggregate, of which $5 million was paid following delivery of Greenhill’s written opinion dated August 13, 2010, rendered in connection with the Board’s consideration of the Prior Merger Agreement and $6.5 million is payable upon consummation of the Offer or the Merger. The Company has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Greenhill’s opinion was one of the many factors considered by the Special Committee and the Board in evaluating the Merger Agreement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Offer or the Merger.

Opinion of Goldman, Sachs & Co.

On December 14, 2010, at meetings of the Special Committee and the Board held to consider the Merger Agreement, Goldman Sachs rendered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion, dated December 15, 2010, to the effect that, as of the date of the opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, $5.50 per share in cash to be paid to the holders (other than the Offeror and its affiliates) of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 15, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Special Committee and the Board in connection with their consideration of the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender their Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company prepared by its management and approved for Goldman Sachs’ use by the Company, reflecting updated commodity pricing and financing assumptions, as disclosed under “Item 8. Additional Information—Certain Company Forecasts.”

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Common Stock and the publicly traded debt securities of the Company and its subsidiaries; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the unregulated merchant power generation industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and Goldman Sachs did not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the Special Committee and the Board that the most recent internal financial analyses and updated financial forecasts for the Company prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer or the Merger will be obtained without any adverse effect on the Company or on the expected benefits of the Offer and the Merger in any way meaningful to its analysis. Goldman Sachs also assumed that the Offer and the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition of the Merger Agreement the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of the Company to engage in the Offer or the Merger, or the relative merits of the Offer or the Merger as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of December 15, 2010, of the $5.50 per share in cash to be paid to the holders (other than the Offeror and its affiliates) of Common Stock pursuant to the Merger Agreement. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the Merger Agreement or the Offer or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Offer or the Merger, or the impact thereof, the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer or the Merger, whether relative to the Offer Price and the Per Share Merger Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the Offer or the Merger or any transaction entered into in connection therewith on the solvency or viability of the Company or the Offeror or the ability of the Company or the Offeror to pay its obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, December 15, 2010 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after December 15, 2010. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs’ opinion to the Special Committee and the Board was one of many factors taken into consideration by the Special Committee and the Board in making their determinations to recommend and approve the Merger Agreement, the Offer and the Merger.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, any of their respective affiliates, or third parties, including Icahn Enterprises L.P., an affiliate of the Offeror, which is referred to as Icahn Enterprises, or any of the affiliates and portfolio companies of Icahn Enterprises or its affiliates or any currency or commodity that may be involved in the Offer or the Merger for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger.

Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as financial advisor to the independent director committee of the Board in connection with the dissolution of the Company’s power development joint venture with LS Power in December 2008, as financial advisor to the Company in connection with the exchange of the Company’s interests in eight power generation facilities and Dynegy Sandy Creek Holdings, LLC and $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of a subsidiary of the Company, for cash and shares of Class B common stock of the Company relinquished by LS Power, announced in August 2009, and as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and Icahn Enterprises and its affiliates and its and its affiliates’ portfolio companies for which its investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Icahn Enterprises and its affiliates from time to time and may have invested in limited partnership units of affiliates of Icahn Enterprises from time to time and may do so in the future.

The Special Committee and the Board selected Goldman Sachs as one of its financial co-advisors because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Under the terms of Goldman Sachs’ engagement with the Company, the Company has agreed to pay Goldman Sachs a fee of $11.5 million in the aggregate, of which $5 million was paid in connection with the announcement in August 2010 of the Prior Merger Agreement and $6.5 million is payable upon consummation of the Offer or the Merger. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Financial Analyses by Financial Co-Advisors

The following is a summary of the material financial analyses presented by Greenhill and Goldman Sachs, which we refer to collectively as the financial co-advisors, to the Special Committee and the Board in connection with rendering the respective opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by the financial co-advisors, nor does the order of analyses described represent the relative importance or weight given to those analyses by the financial co-advisors. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by the financial co-advisors, the tables must be read together with the full text of each summary and are alone not a complete description of the financial co-advisors’ financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial co-advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 14, 2010, and is not necessarily indicative of current market conditions.

Selected Companies Analysis

The financial co-advisors reviewed and compared certain financial information for the Company to corresponding financial information and public market multiples for the following publicly traded companies in the merchant power generation industry, which are collectively referred to below as the selected companies:

•

Calpine Corporation (basic share count includes 44 million shares held in trust for settlement of future bankruptcy creditor claims. Adjusted pro forma for the Conectiv acquisition, the acquisition of the Broad River and South Point facilities, the sale of the Blue Spruce and Rocky Mountain facilities, and the sale of a partial interest in the Freestone facility);

•

GenOn Energy, Inc. (formerly RRI Energy, Inc.) (adjusted for the merger of RRI Energy, Inc. and Mirant Corporation at the applicable exchange ratio and based on EBITDA estimates derived by combining estimates for both companies and adjusting for the forecasted synergies for the combined company as publicly disclosed by the parties to that merger); and

•	NRG Energy, Inc. (adjusted pro forma for the acquisition of Green Mountain Energy Company and the Cottonwood Generating Station facility).

Although none of the selected companies is directly comparable to the Company, these companies were chosen because they are publicly traded companies with operations that for the purposes of this analysis may be considered similar to certain operations of the Company. With respect to the Company and the selected companies, the financial co-advisors calculated:

•

The rent-adjusted enterprise value, referred to as Rent-Adjusted EV, which is defined as the market value of common equity plus the book value of debt and preferred stock, plus an estimate of the present value of anticipated rent expense, plus minority interest, less cash, as a multiple of estimated earnings plus rent expense, before interest, taxes, depreciation and amortization, referred to as Rent-Adjusted EBITDA, for calendar year 2010;

•	The Rent-Adjusted EV as a multiple of estimated Rent-Adjusted EBITDA for calendar year 2011; and

•	The Rent-Adjusted EV as a multiple of estimated Rent-Adjusted EBITDA for calendar year 2012.

For purposes of this analysis, the multiples for each of the selected companies were calculated using (i) Rent-Adjusted EV amounts derived using the closing price of the Company’s and the selected companies’ common stock on December 14, 2010, and book value of debt, preferred stock, minority interest and cash amount reflected in, and an estimate of the present value of anticipated rent expense under operating leases based on, publicly available information regarding the selected companies as of December 14, 2010 and (ii) Rent-Adjusted EBITDA estimates for the selected companies based on the median estimates of the Company’s and the selected companies’ earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, most recently published by Institutional Broker’s Estimate System, or IBES, as of December 14, 2010 and publicly available information regarding the selected companies’ anticipated rent expense as of December 14, 2010. These multiples based on December 14, 2010 data are summarized as follows:

Selected Companies
	Range	Median
Rent-Adjusted EV as a Multiple of:
2010E Rent-Adjusted EBITDA	4.5x – 8.5x	5.4x
2011E Rent-Adjusted EBITDA	6.0x – 8.5x	6.7x
2012E Rent-Adjusted EBITDA	6.1x – 8.9x	7.7x

The multiples for the Company and each of the selected companies were also calculated using (i) Rent-Adjusted EV amounts derived using the closing price of the Company’s and the selected companies’ common stock on August 12, 2010 (the last trading day prior to the announcement of the proposed acquisition of the Company by Denali Parent Inc.), and book value of debt, preferred stock, minority interest and cash amount reflected in, and an estimate of the present value of anticipated rent expense under operating leases based on, publicly available information regarding the Company and the selected companies as of August 12, 2010 (the last trading day prior to the announcement of the proposed acquisition of the Company by Denali Parent Inc.) and (ii) Rent-Adjusted EBITDA estimates for the Company and the selected companies based on the median estimates of the Company’s and the selected companies’ EBITDA, most recently published by IBES, as of August 12, 2010 and publicly available information as of August 12, 2010 regarding the Company’s and the selected companies’ anticipated rent expense.

These multiples based on August 12, 2010 data are summarized as follows:

	Selected Companies		Company
	Range	Median
Rent-Adjusted EV as a Multiple of:
2010E Rent-Adjusted EBITDA	4.8x – 8.7x	5.6x	7.9x
2011E Rent-Adjusted EBITDA	6.1x – 8.3x	6.6x	8.1x
2012E Rent-Adjusted EBITDA	6.1x – 8.2x	6.6x	8.0x

Based on these analyses and utilizing their professional judgment and experience, the financial co-advisors applied selected multiples ranging from 6.5x to 8.5x to estimated 2011 Rent-Adjusted EBITDA for the Company derived from the consensus estimates of the Company’s 2011 EBITDA most recently published by IBES as of December 14, 2010 and the Company’s estimated 2011 rent expense under its Central Hudson lease to derive a range of implied Rent-Adjusted EVs for the Company. The financial co-advisors then calculated an indicative range of implied equity values for the Company by reducing the range of implied Rent-Adjusted EVs by the book value of the Company’s net debt as of September 30, 2010 and by the present value of the Company management’s estimated future rent expenses under its Central Hudson lease, calculated using a 10% discount rate, based on public presentations made by Company management. By dividing this range of implied equity values by the number of fully-diluted shares of Common Stock outstanding, the financial co-advisors calculated a range of illustrative value indications per share for the Common Stock, summarized as follows:

Illustrative Per Share Value Indications
Company 2011E IBES Rent-Adjusted EBITDA	$(4.00) – $4.83

Selected Transactions Multiples Analysis

The financial co-advisors analyzed, to the extent publicly available, certain information relating to the following selected pending or previously proposed merchant power corporate transactions:

Date Announced	Acquiror	Target	Status
04/11/2010	RRI Energy, Inc. (merger of equals)	Mirant Corporation	Closed
07/02/2009 (Second Bid)	Exelon Corporation	NRG Energy, Inc.	Failed
10/19/2008 (First Bid)	Exelon Corporation	NRG Energy, Inc.	Failed
05/21/2008	NRG Energy, Inc.	Calpine Corporation	Failed

For each of the selected transactions, the financial co-advisors calculated and reviewed the enterprise value of the target company as a multiple of estimated EBITDA for the first full fiscal year period beginning after the applicable transaction announcement date, or FY1 EBITDA, based on IBES estimates most recently published prior to the date of the announcement of the applicable transaction. For purposes of this analysis, the target companies’ enterprise values were generally calculated by multiplying the announced per-share transaction price by the number of that target company’s fully diluted outstanding shares as disclosed in the target company’s most recent filings with the SEC prior to the announcement of the applicable transaction and adding to that result the target company’s net debt as disclosed in the target company’s most recent public filings with the SEC prior to the announcement of the applicable transaction. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are publicly traded companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s operations. The results of this analysis are summarized as follows:

Selected Transactions(1)
	Range	Median
Enterprise Value as a Multiple of:
FY1 EBITDA	5.5x – 11.4x	6.3x

(1)	Excluding NRG’s attempted acquisition of Calpine Corporation from the analysis results in a range from 5.5x to 6.4x and a median of 6.2x.

Based on this analysis, and utilizing their professional judgment and experience, the financial co-advisors applied selected multiples ranging from 5.5x to 6.5x to the unadjusted IBES consensus EBITDA estimate for the Company for calendar year 2011 to determine an indicative range of implied enterprise values of the Company. The financial co-advisors then calculated an indicative range of implied equity values for the Company by reducing the range of implied enterprise values by the amount of the Company’s net debt as of September 30, 2010. By dividing this range of implied equity values by the number of fully-diluted Common Stock outstanding, the financial co-advisors calculated a range of illustrative value indications per share for the Common Stock, summarized as follows:

Illustrative Per Share Value Indications
Company 2011E IBES EBITDA	$(5.34) – $(1.34)

Selected Transactions Premiums Analysis

Based on publicly-available information, the financial co-advisors analyzed the premiums paid in publicly announced change of control transactions (excluding self-tender offers, stock repurchases and exchange offers) within the United States during the five-year period ending December 14, 2010 having transaction values between $1 billion and $10 billion, and separately analyzed such change of control transactions only involving companies in the energy and power industries. None of the other companies that participated in the transactions used in this analysis is directly comparable to the Company or the transaction.

The financial co-advisors reviewed the premiums paid in these transactions represented by the per share acquisition price in each of the selected transactions as compared to the average closing share price of the target company over the periods one day, one week and one month prior to the announcement of such selected transaction. The financial co-advisors also analyzed the premiums paid in these selected transactions based on the type of consideration (e.g., all cash, mixed consideration, all stock) offered in the transaction. The results of this analysis are summarized as follows:

Section / Consideration Type	One Day	One Week	One Month
General M&A – All Deals	24%	27%	28%
General M&A – All Cash	28%	29%	30%
General M&A – Mixed Consideration	22%	25%	26%
General M&A – All Stock	16%	19%	20%
Energy / Power M&A – All Deals	17%	19%	21%
Energy / Power M&A – All Cash	27%	26%	28%
Energy / Power M&A – Mixed Consideration	18%	18%	21%
Energy / Power M&A – All Stock	11%	12%	17%

Based on this review and their professional judgment and experience, the financial co-advisors applied a range of premiums from 20% to 30% to the average closing share price of the Shares over the periods one day, one week and one month prior to August 12, 2010, the last trading day before the announcement of the proposed acquisition of the Company by Denali Parent Inc. and derived a range of illustrative value indications per share for the Common Stock, summarized as follows:

Average Company Share Price Over Period
One Day	One Week	One Month	Premium Range	Illustrative Per Share Value Indications
$2.78	$3.69	$3.75	20% – 30%	$4.09 – $4.43

Illustrative Discounted Cash Flow Analysis

The financial co-advisors performed an illustrative discounted cash flow analysis of the Company using the financial forecasts, which are described under “Item 8. Additional Information—Certain Company Forecasts.” The financial co-advisors calculated an illustrative range of implied present values per share of Common Stock by discounting to present value as of December 31, 2010 (a) estimates of the Company’s unlevered free cash flow for the calendar years 2011 through 2015 calculated using the updated financial forecasts and (b) illustrative terminal values for the Company as of December 31, 2015 derived by multiplying the Company management’s estimates of the Company’s 2015 Rent-Adjusted EBITDA by multiples ranging from 6.5x to 8.5x. These illustrative unlevered free cash flows and terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8% to 12%, reflecting estimates of the Company’s weighted average cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Company management updated financial forecasts	$(10.57) – $(1.07)

Illustrative Sum-of-the-Parts Analysis

The financial co-advisors performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values for the Common Stock, based on hypothetical standalone valuations of each of the Company’s scrubbed coal generation assets, unscrubbed coal generation assets, simple cycle gas generation assets and combined cycle gas generation assets. In conducting this analysis, the financial co-advisors reviewed and analyzed, to the extent publicly available, certain information relating to four selected pending or closed coal asset transactions and 26 selected pending or closed natural gas asset transactions, including ten natural gas asset transactions announced in 2010.

For each selected coal or natural gas asset transaction reviewed, the financial co-advisors calculated the standalone enterprise value of the applicable coal or natural gas assets (derived from the purchase price paid in the transaction) as a multiple, referred to as EV/kW, of the generating capacity of the coal assets (expressed in kilowatts). The following summarizes the review of the four pending or closed coal asset transactions performed by the financial co-advisors:

Date Announced	Acquiror	Seller	Assets	EV/kW
11/08/2010	Arizona Public Services Company	Southern California Edison Company	Four Corners facility (Units 4 and 5)	$398
02/11/2010	First Energy Corporation	Allegheny Energy, Inc.	Allegheny Energy, Inc.’s Coal Fleet(1)	$620
04/12/2007	Cascade Investment LLC	PNM Resources, Inc.	Twin Oaks facility	$1,586
04/20/2006	International Power plc	Sempra Energy /Riverstone Holdings LLC	Coleto Creek facility	$1,903

(1)	Of the total $9.0 billion enterprise value of Allegheny Energy, Inc. implied by the transaction based on publicly available information, $5,637 million was attributed to Allegheny Energy’s regulated utility and $116 million was attributed to Allegheny Energy’s peaking and hydro facilities (total of 1,046 megawatts) based on an analyst research report published by an internationally recognized investment banking firm, as of February 1, 2010. The remaining value of $3,247 million was attributed to Allegheny Energy’s 5,236MW merchant baseload coal fleet.

The following are the 26 natural gas asset transactions, including ten transactions announced in 2010, reviewed by the financial co-advisors:

Date Announced	Acquiror	Seller	Assets
10/29/2010	Rayburn Country Electric Cooperative Inc.	Calpine Corporation	Interest in Freestone Energy Center facility

10/25/2010	Tyr Energy, Inc. and Chubu Electric Power Co.	Tenaska, Inc.	Interests in five facilities

09/09/2010	LS Power Equity Advisors LP	PPL Corporation	Interests in three facilities

08/13/2010	NRG Energy, Inc.	Kelson Limited Partnership	Cottonwood Generating Station facility

08/09/2010	Constellation Energy	Boston Generating	Five Boston facilities

05/06/2010	ArcLight Energy Partners Fund III, L.P.	KGen Power Corporation	Sandersville facility

04/21/2010	Calpine Corporation	Pepco Holdings, Inc.	Conectiv Energy fleet

04/16/2010	Constellation Energy	Navasota Holdings	Colorado Bend Energy and Quail Run Energy facilities

04/05/2010	Xcel Energy Inc.	Calpine Corporation	Rocky Mountain and Blue Spruce facilities

03/23/2010	Energy Capital Partners	BG Group plc.	Lake Road, Masspower and Dighton facilities

08/03/2009	Oglethorpe Power Corporation	Hartwell Energy Limited Partnership	Hartwell facility

08/10/2009	L.S. Power Associates, L.P.	Dynegy, Inc.	Eight gas facilities and stake in Sandy Creek

02/26/2009	Cleco Power LLC	Acadia Power Partners, LLC	Acadia Power Station

10/13/2008	Tenaska Capital Management, LLC	MACH Gen, LLC	Covert facility

09/25/2008	Puget Sound Energy, Inc.	Wayzata Opportunities Fund, LLC	Mint Farm facility

09/02/2008	SUEZ Energy North America, Inc.	FirstLight Power Enterprises, Inc.	15 facilities

06/10/2008	Global Infrastructure Partners and Foristar LLC	GIM Channelview Cogeneration, LLC	Channelview facility

05/12/2008	International Power plc	Tenaska Power Fund, L.P. and Warburg Pincus LLC	Four facilities

05/12/2008	GSC Acquisition Company	Complete Energy Holdings, LLC	La Paloma and Batesville facilities

04/22/2008	Nevada Power Company	Reliant Energy, Inc.	Bighorn facility

04/30/2008	Hastings Funds Management Ltd. and IIF BH Investment LLC	Black Hills Corporation	Seven gas facilities

04/15/2008	Hoosier Energy Rural Electric Cooperative, Inc. and Wabash Valley Power Association, Inc.	Tenaska Power Fund, L.P.	Beecher City facility

04/03/2008	Tennessee Valley Authority	Southaven Power, LLC	Southaven facility

03/31/2008	TransCanada Corporation	National Grid plc	Ravenswood facility

01/29/2008	FirstEnergy Corp.	Calpine Corporation	Fremont facility

01/21/2008	Oklahoma Gas and Electric Company	Kelson Holdings LLC	Redbud facility

The results of the review of these natural gas asset transactions are summarized as follows:

Selected Transactions
	Range	Median
All Natural Gas Asset Transactions (EV/kW)	$203/kW – $1,235/kW	$565/kW
2010 Natural Gas Asset Transactions (EV/kW)	$203/kW – $829/kW	$387/kW

Based on the foregoing analysis and other factors considered in their professional judgment and experience, including an analysis of the spot price of natural gas on the date of the announcement of each of the selected transactions, current market dynamics, the current regulatory and legislative environment and guidance from the Company’s management, the financial co-advisors selected reference ranges for the EV/kW multiples with respect to each of the Company’s scrubbed coal generation assets, unscrubbed coal generation assets, simple cycle generation assets and combined cycle generation assets. By applying these reference ranges to the respective generating capacities of each of the Company’s generation assets (excluding the Plum Point development project ownership interest), this analysis indicated an indicative range of implied generation enterprise values for the Company’s standalone generation assets, individually and in the aggregate, as summarized in the following table:

(US$ in millions) Asset Segment	Generation Capacity (MW)	Illustrative Multiple Ranges (EV/kW)				Implied Generation Enterprise Value Indications
		Low		High		Low	High
Scrubbed Coal	2,241	$500		$700		$1,121	$1,569
Unscrubbed Coal	1,273	100		150		127	191
Simple Cycle Gas Generation	4,120	200		300		824	1,236
Combined Cycle Gas Generation	4,447	300		500		1,334	2,224

Total Generation Enterprise Value	12,081	$282	(1)	$432	(1)	$3,406	$5,219

(1)	Range of EV/kW for total generation based on weighted average of capacity and ranges for each asset segment.

The financial co-advisors then calculated an indicative range of implied equity values for the Company by reducing the range of implied generation enterprise values by the amount of the Company’s projected net debt as of December 31, 2010 (including the present value (calculated using a 10% discount rate) of the Company management’s estimated future rent expenses under the Company’s Central Hudson lease and Company management’s estimated environmental capital expenditures) and by an implied value of the Company’s unallocated corporate overhead expenses, derived by applying a multiple of 7.5x to Company management’s estimated 2011 general and administrative expense. By dividing this range of implied equity values by the number of fully-diluted shares of Common Stock outstanding, the financial co-advisors calculated a range of illustrative value indications per share for the Common Stock, summarized as follows:

Illustrative Per Share Value Indications
Power Generation Assets (EV/kW)	$(15.80) – $(0.80)

Historical Trading Share Prices

The financial co-advisors reviewed the highest and lowest daily closing trading share prices of the Common Stock during the 52-week and the 3-month periods ending on August 12, 2010, the last trading day before the announcement of the proposed acquisition of the Company by Denali Parent Inc. The results of this review are summarized as follows:

	Daily Closing Share Price
	Low	High
Period Ending August 12, 2010:
52-week	$2.78	$13.15
3-month	$2.78	$6.65

Additional Financial Analysis

The financial co-advisors also reviewed and analyzed, referencing certain of the foregoing value indication analyses, the approximate market value of the Company’s outstanding publicly-traded debt securities referencing trading levels as of August 12, 2010, the last trading day before the announcement of the proposed acquisition of the Company by Denali Parent Inc., rather than the book value of those debt securities. The results of these analyses are summarized below.

Selected Companies Analysis. Using the same methodology as the selected companies analysis described above, the financial co-advisors calculated the Rent-Adjusted EV for the Company using the market value of the Company’s debt securities as of August 12, 2010 (except that book values were used for certain debt for which no market data was available). This Rent-Adjusted EV amount is referred to below as the Company August 12 Debt-Adjusted EV. The financial co-advisors calculated and reviewed the Company August 12 Debt-Adjusted EV as a multiple of the Company’s estimated Rent-Adjusted EBITDA for calendar years 2010, 2011 and 2012, respectively, based on median IBES estimates as of August 12, 2010. Rent-Adjusted EBITDA based on median IBES estimates as of August 12, 2010 is referred to below as the August 12 Rent-Adjusted EBITDA.

The financial co-advisors also calculated the Rent-Adjusted EV for each of the selected companies as a multiple of both (i) their respective estimated August 12 Rent-Adjusted EBITDA for calendar years 2010, 2011 and 2012 and (ii) their respective Rent-Adjusted EBITDA for calendar years 2010, 2011 and 2012 based on median IBES estimates as of December 14, 2010. Rent-Adjusted EBITDA based on median IBES estimates as of December 14, 2010 is referred to below as the December 14 Rent-Adjusted EBITDA. The financial co-advisors observed that the market value of the debt securities for each of the selected companies was trading approximately in line with the book value of those securities. These calculations yielded the following indicative multiples:

	Selected Companies Rent-Adjusted EV (multiple)		Company August 12 Debt-Adjusted EV (multiple)
	Range	Median
Rent-Adjusted EV as a Multiple of:
2010E August 12 Rent-Adjusted EBITDA	4.8x – 8.7x	5.6x	6.4x
2010E December 14 Rent-Adjusted EBITDA	4.5x – 8.5x	5.4x	—
2011E August 12 Rent-Adjusted EBITDA	6.1x – 8.3x	6.6x	6.6x
2011E December 14 Rent-Adjusted EBITDA	6.0x – 8.5x	6.7x	—
2012E August 12 Rent-Adjusted EBITDA	6.1x – 8.2x	6.6x	6.4x
2012E December 14 Rent-Adjusted EBITDA	6.1x – 8.9x	7.7x	—

Illustrative Discounted Cash Flow Sensitivity to Debt Valuation Analysis. Using the same methodology as the illustrative discounted cash flow analysis described above, the financial co-advisors calculated the sensitivity of the results of the illustrative discounted cash flow analysis to variations in the assumed value of the Company’s debt, using illustrative discount rates ranging from 8% to 12% and an illustrative terminal value for the Company derived from a 2015 Rent-Adjusted EBITDA multiple of 7.0x. In performing this sensitivity analysis, the financial co-advisors varied the assumed values of the Company’s debt used in the illustrative discounted cash flow analysis by amounts ranging from book value of the debt to the observed market value of the Company’s debt (except that book values were used for certain debt for which no market data was available), each reflecting projected debt balances as of December 31, 2010 but referencing trading levels as of December 14, 2010. The results of this sensitivity analysis are summarized as follows:

Illustrative Per Share Value Indications
Variation in the Company’s debt value (book to observed market)	$(9.41) – $2.23

Illustrative Sum-of-the-Parts Analysis. Using the same methodology as the illustrative sum-of-the-parts analysis described above, the financial co-advisors also calculated an indicative range of implied per share equity values of the Common Stock based on the Company’s projected net debt as of December 31, 2010, as adjusted to reflect a discount to book value based on the approximate market value of the Company’s debt as of December 14, 2010. The results of this sensitivity analysis are summarized as follows:

Illustrative Per Share Value Indications
Variation in the Company’s debt value (book to observed market)	$(8.30) – $6.70

Research Analysts Stock Price Targets. Using publicly available information, the financial co-advisors reviewed and analyzed the most recent price targets as of August 12, 2010, the last trading day before the announcement of the proposed acquisition of Dynegy by Denali Parent Inc., for the Common Stock published by 13 equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock and are not discounted to present value. The results of this review are summarized as follows:

	Range(1)	Median(2)	Mean(2)
Research Analysts Price Targets ($/share)	$2.50 – $7.50	$4.25	$4.51

(1)	Excludes the lowest ($1.00/share) and the highest ($25.00/share) published price targets
(2)	Median and Mean excludes price targets ($7.00/share and $25.00/share) published by two research analysts which, according to Company management, represented long-term price targets.

Using publicly available information, the financial co-advisors reviewed and analyzed the most recent price targets as of December 14, 2010 for the Common Stock published by nine equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock and are not discounted to present value. The results of this review are summarized as follows:

	Range	Median	Mean
Research Analysts Price Targets ($/share)	$4.00 – $7.00	$5.00	$5.33

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the respective opinions of Greenhill and Goldman Sachs. In arriving at their fairness determination, Greenhill and Goldman Sachs each considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis considered by them. Rather, Greenhill and Goldman Sachs each made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of their analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer or the Merger.

Greenhill prepared these analyses for purposes of Greenhill’s providing its opinion to the Special Committee and the Board that, as of December 14, 2010 and based upon and subject to the limitations and assumptions set forth therein, the $5.50 per share in cash to be received by the holders of the Common Stock (excluding the Offeror, Merger Sub and any of their affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee and the Board that, as of December 15, 2010, and based upon and subject to the factors, assumptions and limitations set forth therein, the $5.50 per share in cash to be paid to the holders (other than the Offeror and its affiliates) of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Greenhill, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Greenhill’s and Goldman Sachs’ opinions to the Special Committee and the Board were amongst many factors taken into consideration by the Special Committee and the Board in making their determinations to recommend and approve the merger agreement, the Offer and the Merger. The Offer Price and the Per Share Merger Consideration was determined through arm’s-length negotiations between the Special Committee and the Board, on the one hand, and the Offeror, on the other hand, and was recommended to the Board by the Special Committee and approved by the Board. Greenhill and Goldman Sachs provided advice to the Special Committee and the Board during these negotiations. Greenhill and Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Special Committee or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

The foregoing summary does not purport to be a complete description of the analyses performed by Greenhill or Goldman Sachs in connection with their respective fairness opinions and is qualified in its entirety by reference to the written opinions of Greenhill and Goldman Sachs attached as Annex I and Annex II, respectively, to this Schedule 14D-9.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Greenhill and Goldman Sachs as its financial co-advisors in connection with a possible sale of the Company, and in connection with such engagement, Greenhill and Goldman Sachs provided the fairness opinions described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors,” which are filed as Annex I and II hereto, respectively, and are hereby incorporated herein by reference.

Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a fee of $11.5 million in the aggregate, of which $5 million was paid following delivery of Greenhill’s written opinion dated August 13, 2010, rendered in connection with the Board’s consideration of the Prior Merger Agreement, and $6.5 million is payable at the Acceleration Time. The Company has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Under the terms of Goldman Sachs’ engagement with the Company, the Company has agreed to pay Goldman Sachs a fee of $11.5 million in the aggregate, of which $5 million was paid in connection with the announcement in August 2010 of the Prior Merger Agreement and $6.5 million is payable at the Acceleration Time. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Company has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

Dynegy has retained D.F. King Co., Inc. (“D.F. King”) for consulting, analytic and information agent services. Under its engagement letter, D.F. King is entitled to receive a monthly fee of $15,000 plus the reimbursement of reasonable expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Statement by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the issuance of the Rights pursuant to the Rights Agreement, the Top-Up Option pursuant to the Merger Agreement and Shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans (and not sold).

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver, only with the prior written consent of the Company and only subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act) of the Regulatory Condition. In order to satisfy the Regulatory Condition the parties must make filings with a number of federal, state, public utility, antitrust and other regulatory authorities. If the Offeror’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Terms of the Offer” in the Offer to Purchase.

Federal Energy Regulatory Commission

In relevant part, section 203(a) of the FPA, 16, U.S.C. § 824b(a), specifies that prior approval by the FERC is required before a public utility may sell, lease or dispose of the whole of its facilities with a value in excess of $10 million, or any holding company, as defined by the Public Utility Holding Company Act of 2005, 42 U.S.C. § 16451, et seq., may purchase, acquire or take any security of an electric utility company or merge or consolidate its facilities with such company, directly or indirectly, with a value in excess of $10 million. The purchase of Shares pursuant to the Offer is subject to this approval requirement. Section 203(a)(4) of the FPA further specifies that, after notice and an opportunity for hearing, FERC shall approve such applications, if it finds the proposed transaction to be consistent with the public interest, and will not result in cross-subsidization of a non-utility associate company, or pledge or encumbrance of utility assets, unless such is determined to be consistent with the public interest. FERC determines whether a transaction is consistent with the public interest, in view of the impact on (i) competition in FERC-jurisdictional markets; (ii) rates; and (iii) regulation. The Offeror, Merger Sub and certain affiliates of the Offeror and Merger Sub filed with FERC a joint amended application for the approval of the Offer and the Merger under Section 203(a) of the FPA on December 21, 2010. The Company has determined that there is good ground for FERC to conclude that the application is consistent with the public interest, as that term is understood in governing precedent.

New York Public Service Commission

Sections 70 and 83 of the New York Public Service Law similarly requires that the purchase of more than 10% of the voting capital stock of an electric or steam corporation shall require approval of the NYPSC. The purchase of Shares pursuant to the Offer is subject to this approval requirement. New York law further provides that such consent will not be given unless it is shown that the acquisition is in the public interest. In addition, New York precedent indicates that the NYPSC will apply a presumption against reviewing acquisitions where it is demonstrated that the proposed acquisition is confined to lightly regulated wholesale electric generation facilities and where little potential for harm to captive ratepayers exists. The Offeror, Merger Sub and certain affiliates of the Offeror and Merger Sub and the Company filed a joint petition for the approval of, or a determination that no approval is required for the Offer and the Merger with the NYPSC under Sections 70 and 83 of the New York Public Service Law on December 23, 2010. The Company has determined that there is good ground for the NYPSC to apply the presumption in favor of the transaction, or, in the alternative, to conclude that the proposed transaction is in the public interest.

Antitrust

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Conditions of the Offer” in the Offer to Purchase.

Pursuant to the requirements of the HSR Act, the Offeror and the Company each filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on December 20, 2010. The waiting period applicable to the purchase of Shares pursuant to the Offer was scheduled to expire on January 4, 2011, fifteen (15) days after such filing. The Offeror and the Company received notice of the early termination of the waiting period applicable to the purchase of Shares pursuant to the Offer on December 27, 2010.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”), will be entitled to appraisal rights for their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the special meeting of Company stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form procedure without any meeting of Company stockholders, or pursuant to a written consent of Company stockholders in lieu of a meeting, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each Company stockholder of record on the effective date of the Merger. The notice will inform Company stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex IV hereto and hereby incorporated herein by reference.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. Assuming the accuracy of the Offeror’s and Merger Sub’s representation in the Merger Agreement as to ownership of Shares (which includes a representation that they and their affiliates or associates are not, and have not been, an “interested stockholder” during the three years preceding the date of the Merger Agreement), the approval of the Merger Agreement, the Offer, the Continuing Offer (as defined in “The Merger Agreement; Other Agreements— Continuation of the Offer” in the Offer to Purchase) and the Merger by the Board constitutes approval of the Merger Agreement, the Offer, the Continuing Offer and the Merger for purposes of Section 203, and the Board has approved each of the Offeror and Merger Sub becoming an “interested stockholder” for purposes of Section 203 pursuant to the Offer, the Continuing Offer and the Merger. Notwithstanding such approval, the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares into the Offer would not extend to any Continuing Offer.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offeror holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Offeror will contribute all of the Shares that it holds to Merger Sub and Merger Sub will merge with and into the Company under the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. If the Offeror holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, or action by means of written consent as permitted under Delaware law, of the holders of a majority of the issued and outstanding shares of Common Stock to adopt the Merger Agreement will be required under the DGCL to effect the Merger. After the purchase of the Shares by the Offeror pursuant to the Offer, the Offeror and its affiliates will own a majority of the outstanding shares of Common Stock and will be able to effect the Merger without the affirmative vote, or action by written consent, of any other stockholder of the Company.

In certain circumstances, the parties have agreed to complete the Merger, without the prior completion of the Offer, after receipt of the vote of the holders of a majority of the issued and outstanding shares of Common Stock on a record date yet to be selected in favor of the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the conditions to the Offer, other than the addition of a condition that the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon have adopted the Merger Agreement and the inapplicability of the Minimum Condition.

Top-Up and Short-Form Merger.

Pursuant to the Merger Agreement, the Company granted to the Offeror an irrevocable right to purchase that number of additional Shares at a price per share equal to the Offer Price that, when added to the number of Shares owned by the Offeror at the time of exercise, will constitute at least one Share more than 90% of the then-issued and outstanding Shares, which is the number of Shares necessary for Merger Sub to be merged with and into the Company without a vote or consent of stockholders of the Company in accordance with Section 253 of the DGCL (referred to herein as the “Top-Up Option”). The Top-Up Option will not be exercisable and will terminate upon (i) the date on which the Offeror accepts for payment and pays for Shares pursuant to the Offer, or such later date pursuant to any subsequent offering period for the Offer, if the number of Shares to be acquired pursuant to the Top-Up Option would exceed the number of authorized but unissued Shares of the Company, (ii) any termination of the Offer as described under “The Merger Agreement—Termination of the Offer” in the Offer to Purchase, or (iii) any termination of the Merger Agreement in accordance with its terms.

The Offeror has indicated that it expects to exercise the Top-Up Option if it does not own at least 90% of the issued and outstanding Shares immediately after the Offer is consummated and the Top-Up Option has not terminated pursuant to the preceding paragraph. The exercise price for the Top-Up Option will be paid to the Company by the Offeror, at the Offeror’s option, by a combination of (i) cash, by wire transfer of same-day funds, and/or (ii) a promissory note with such terms as specified in the Merger Agreement (provided that the aggregate par value of the shares issued pursuant to the Top-Up Option shall be paid in cash). If, following the Offer, with or without the exercise of the Top-Up Option, the Offeror owns at least 90% of the issued and outstanding Shares, the Offeror, Merger Sub and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Continuing Offer.

In certain circumstances, the Merger Agreement can be terminated, but the Offeror will not be required to terminate the Offer; in that case, the Board may change its recommendation that stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement. If the Board changes its recommendation, it will notify stockholders by promptly publishing, sending or giving a statement disclosing the change in recommendation and making an appropriate filing with the SEC. For more information see “The Merger Agreement—Continuation of the Offer” in the Offer to Purchase.

Blackstone Termination Fee.

Pursuant to Amendment No. 1 to the Prior Merger Agreement, dated November 16, 2010, Dynegy is required to pay a termination fee equal to $16.3 million to Denali Parent Inc. in the event the Minimum Condition is satisfied and the Offer is consummated, within three business days of such consummation.

Litigation.

In connection with the Prior Merger Agreement, nineteen stockholder lawsuits were filed (one of which was subsequently voluntarily dismissed) in the District Courts of Harris County, Texas between August 13, 2010 and August 24, 2010 against the Company, its directors, certain Blackstone entities, NRG, and/or certain executive officers of the Company. The remaining eighteen Texas state actions were consolidated on September 9, 2010 and are captioned as Colleen Witmer, et al. v. Dynegy Inc., et al., No. 2010-50609 (Consolidated) (234th Judicial District of Harris County, Texas). One stockholder derivative lawsuit was filed in a District Court in Harris County, Texas on September 16, 2010. Three stockholder lawsuits were filed against the Company, its directors, certain of its executive officers, certain Blackstone entities, and/or NRG in the United States District Court in the Southern District of Texas; the first was filed on August 31, 2010; the second was filed on September 16, 2010, and the third was filed on October 7, 2010. Six similar stockholder actions against the Company, its directors, certain Blackstone entities, and/or certain executive officers of the Company were filed in the Court of Chancery of the State of Delaware between August 17, 2010 and August 23, 2010, and were consolidated on August 24, 2010. One of these lawsuits was voluntarily dismissed on August 23, 2010.

The complaints arising out of the Prior Merger Agreement variously alleged, among other things, that the Board and certain executive officers violated fiduciary duties and failed to disclose material information. Certain of the complaints also alleged that the Company, Blackstone, and/or NRG aided and abetted such alleged breaches of fiduciary duties. The plaintiffs sought various remedies, including an injunction against the merger and/or the stockholder vote, corrective disclosure, declaratory relief with respect to the alleged breaches of fiduciary duty, and monetary damages including attorneys’ fees and expenses.

On November 7, 2010, the parties entered into a memorandum of understanding providing for the full and final settlement of the Texas state stockholder class actions and the Delaware actions. In connection with the settlement, the Company denied all allegations of wrongdoing but agreed to make certain additional disclosures to stockholders. On November 8, 2010, Dynegy made supplemental disclosures in a supplement to the Definitive Proxy Statement filed with the SEC as Definitive Additional Materials on Schedule 14A on November 8, 2010 and subsequently mailed to the holders of Common Stock. The memorandum of understanding and settlement were expressly subject to and conditioned upon the consummation of the transactions contemplated by the Prior Merger Agreement. Accordingly, when the Prior Merger Agreement was terminated, the settlement became null and void.

On December 12, 2010, the plaintiff in the stockholder derivative action moved to nonsuit all defendants without prejudice. The court granted the motion on December 14, 2010. On December 16, 2010, the lead plaintiff in the Texas state class action moved to nonsuit without prejudice defendants Blackstone and NRG. The Texas state class action remains pending against the Dynegy defendants. The federal and Delaware actions also remain pending.

The defendants believe that the pending actions arising out of the Prior Merger Agreement are meritless, and in any event, are moot in light of the fact that the transaction was not consummated. The defendants will continue to vigorously defend against all pending claims.

Section 14(f) Information Statement.

If the Minimum Condition is satisfied and the Offeror accepts for payment and pays for the Shares tendered in the Offer, the Offeror is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Board that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Offeror or any of its subsidiaries and certain of its affiliates (including any such Shares as are accepted for payment and paid for pursuant to the Offer and Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for by the Offeror, any subsidiary of the Offeror or certain of its affiliates) bears to the total number of Shares issued and outstanding on a fully diluted basis (assuming the issuance of all shares of Common Stock that may be issued upon the vesting of outstanding shares of Company Restricted Stock, plus shares of Common Stock issuable upon the exercise of all outstanding Company Stock Options, warrants and other rights to purchase shares of Common Stock with an exercise price per share less than the Offer Price), and the Company will cause the Offeror’s designees to be elected or appointed to the Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors. At such time, the Company will also cause directors designated by the Offeror to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board, to the fullest extent permitted by applicable law and the rules of the NYSE. For more information see “The Merger Agreement—Composition of Company Board and Board Committees” in the Offer to Purchase.

The Information Statement attached as Annex III hereto is being furnished in connection with the possible designation by the Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

Certain Company Forecasts.

While the Company’s general practice has been to provide public guidance in November of each year for its financial performance for the subsequent fiscal year, and to periodically update such guidance during the course of the subsequent fiscal year, it does not, as a matter of course, publicly disclose financial forecasts as to future financial performance, earnings or other results for periods longer than one year. The Company is especially cautious of making financial forecasts for periods longer than one fiscal year due to unpredictability of the underlying assumptions and estimates. However, in connection with the Prior Merger Agreement the Company provided Blackstone, the Board and their respective advisors, and thereafter in connection with Amendment No. 1 to the Prior Merger Agreement, dated November 16, 2010, the Board and its advisors, with certain non-public financial forecasts covering multiple years that were prepared by management of the Company and not for public disclosure; a summary of the forecasts prepared in connection with the Prior Merger Agreement was provided in the Company’s definitive proxy statement filed with the SEC on Schedule 14A on October 4, 2010, and a summary of the forecasts prepared in connection with Amendment No. 1 to the Prior Merger Agreement was provided in the Company’s additional definitive soliciting materials filed with the SEC on Schedule 14A on November 18, 2010.

In connection with the Merger Agreement, the Company provided the Board and its advisors with certain updated non-public financial forecasts covering multiple years that were prepared by management of the Company and not for public disclosure.

Our public guidance updated in November 2010 does not reflect certain changes experienced in the first eleven months of 2010, including approximately $60 million of positive working capital changes, primarily caused by changes in the value of mark to market positions and cash collateral, whereas these updated financial forecasts include such changes.

A summary of the updated financial forecasts is not being included in this document to influence your decision whether to accept the Offer and tender your Shares, but is being included because updated financial forecasts were made available to the Board and its advisors. The inclusion of this information should not be regarded as an indication that the Board, its advisors or any other person considered, or now considers, such updated financial forecasts to be material or to be a reliable prediction of actual future results, and these updated financial forecasts should not be relied upon as such. Our management’s internal financial forecasts, upon which the updated financial forecasts were based, are subjective in many respects. There can be no assurance that the updated financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The updated financial forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the updated financial forecasts in this Statement should not be relied upon as necessarily predictive of actual future events.

In addition, the updated financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, which we refer to as GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the updated financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

These updated financial forecasts were based on numerous variables and assumptions that were deemed to be reasonable as of December 10, 2010, when the projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of the Company. Important factors that may affect actual results and cause these updated financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under “—Cautionary Statement Concerning Forward-Looking Information” below. In addition, the updated financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the updated financial forecasts were prepared, including assumptions with respect to the future prices of natural gas and electricity. The Company’s forecasted results of operations and cash flows depend, in large part, upon prevailing market prices for power and the fuel to generate such power. The forecasts were based on commodity pricing assumptions through 2012 based upon November 29, 2010 price curves and commodity pricing assumptions after 2012 based upon November 29, 2010 price curves and adjusted based upon management’s fundamental outlook. We have not prepared revised forecasts to take into account other variables that may have changed since December 10, 2010 including changes to the November 29, 2010 price curves. Accordingly, there can be no assurance that these updated financial forecasts will be realized or that the Company’s future financial results will not materially vary from these updated financial forecasts.

No one has made or makes any representation to any stockholder or anyone else regarding the information included in the updated financial forecasts set forth below. Readers of this Statement are cautioned not to rely on the forecasted financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such updated financial forecasts were made. We have not updated and do not intend to update, or otherwise revise the updated financial forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such updated financial forecasts were based are shown to be in error. The Company has made no representation to the Offeror or Merger Sub or any other person in the Merger Agreement or otherwise, concerning these updated financial forecasts.

The updated financial forecasts are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “—Cautionary Statement Concerning Forward-Looking Information” below.

The following is a summary of the updated financial forecasts prepared by management of the Company and given to the Board and their advisors.

Summary Financial Forecasts

	2010E(1)	Fiscal Year Ending December 31,
		2011E(1)	2012E(1)	2013E(1)	2014E(1)	2015E(1)
	(dollars in millions)
Gross Margin	$1,209	$867	$920	$1,057	$932	$1,020
Adjusted EBITDA(2)(3)	$507	$418	$308	$483	$380	$449
Operating Cash Flow	$317	$(13)	$(147)	$47	$(93)	$(28)
Operating Cash Flow less Total Capital Expenditures	$(27)	$(279)	$(348)	$(99)	$(201)	$(122)
Total Debt (excluding capitalized Central Hudson lease)	—	$4,025	$4,311	$4,424	$4,621	$4,722
Debt Amortization	$62	$218	$166	$85	$3	$3
Operating Cash Flow less Total Capital Expenditures and Debt Amortization Amounts	$(89)	$(497)	$(514)	$(184)	$(204)	$(125)

Notes:

(1)	Forecasted values.
(2)	Adjusted EBITDA means EBITDA plus interest income and other adjustments related to mark-to-market changes.
(3)	Rent-Adjusted EBITDA, which was used in certain financial analyses described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors” above, means Adjusted EBITDA plus the $50.5 million annual rent expense associated with the Central Hudson lease obligation.

In preparing the summary financial forecasts, our management made the following assumptions:

•

Apart from the Company’s existing contracts, commodity (power, fuel and transportation) pricing assumptions through 2012 were based upon November 29, 2010 price curves and commodity pricing assumptions after 2012 were based upon November 29, 2010 price curves and adjusted based upon management’s fundamental outlook, which includes improved reserve margins in the Midwest Independent Transmission System Operator region and the PJM Interconnection, LLC region as a result of a meaningful number of coal plant retirements driven by existing and potential environmental regulations primarily impacting coal plants.

•

Implementation of a cost savings program focused on reducing general, administrative and operational expenses generates approximately $50 million in annual cost savings beginning in 2011, which implementation has not yet commenced and would result in cost savings incremental to the cost savings targets included in the Company’s previously announced 2010-2013 cost savings program.

•	General and administrative expenses reflect the Company’s stand-alone expenses, including identified cost savings opportunities.

•	The Central Hudson lease obligation remains in place.

•	The occurrence of the following financing activities:

•	$400 million revolver refinancing at the London Interbank Offered Rate, or LIBOR, plus 500 basis points, or bps, (with a 2% LIBOR floor) at March 31, 2011;

•	$300 million term loan issuance at LIBOR plus 500 bps (with a 2% LIBOR floor) to replace the Company’s synthetic letter of credit facility at March 31, 2011;

•	Issuance of notes at 10% interest in the amounts of $450 million, $200 million and $200 million in 2012, 2013 and 2014, respectively;

•	Total collateral requirements of $500 million (comprising $150 million in cash collateral and $350 million in posted letters of credit);

•	$785 million in 7.5% senior notes due 2015 refinanced at maturity; and

•	$68 million term loan B repaid at March 31, 2011.

•

Two plant retirements (Vermilion and Hennepin at the beginning of 2012 and 2014, respectively, one plant sale (Plum Point in 2010 for $0, which is de-consolidated for purposes of the financial forecast and accounted for through the equity method) and one plant decommissioning (South Bay, beginning in 2011); and

•	The absence of any incremental capital expenditures mandated by new environmental laws or regulations that may come into effect in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement, and the documents to which we refer you in this Statement, as well as oral statements made or to be made by us, contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements”. All statements included or incorporated by reference in this Statement, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Words such as “anticipate”, “estimate”, “project”, “forecast”, “plan”, “may”, “will”, “should”, “expect” and other words of similar meaning identify these forward-looking statements, which appear in a number of places in this Statement (and the documents to which we refer you in this Statement) and include, but are not limited to, all statements relating directly or indirectly to the timing or likelihood of the Offeror consummating the Offer and the parties to the Merger Agreement consummating the Merger, plans for future growth, changes in the business and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding our intent, plans, beliefs or expectations or those of our directors or officers. Investors are cautioned that such forward-looking statements are not assurances for future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including our most recent filings on Forms 10-Q and 10-K, factors and matters contained or incorporated by reference in this document, and the following factors:

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require us to pay a termination fee;

•

the inability to complete the Offer or the Merger due to the failure to satisfy the Minimum Condition or obtain stockholder approval or the failure to satisfy other conditions to completion of the Offer or the Merger, including receipt of required regulatory approvals;

•	the failure of the Offer or the Merger to close for any other reason;

•

risks that the proposed transaction disrupts current plans and operations and the potential difficulties in retention of executive management and other key employees as a result of the Offer or the Merger;

•	the outcome of any legal proceedings that may be instituted against the Company and/or others relating to the Merger Agreement;

•	diversion of management’s attention from ongoing business concerns;

•	limitations placed on our ability to operate the business by the Merger Agreement;

•	limitations on our ability to utilize the Company’s previously incurred federal net operating losses or alternative minimum tax credits;

•	the effect of the announcement of the Merger Agreement, the Offer and the Merger on our business relationships, standing with regulators, operating results and business generally; and

•	the amount of the costs, fees, expenses, impairments, and other charges related to the Merger Agreement, the Offer and the Merger.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or incorporated by reference herein, including, but not limited to (a) the information contained under this heading and (b) the information contained under the headings “Risk Factors” and

“Business” and information in our consolidated financial statements and notes thereto included in our most recent filings on Forms 10-Q and 10-K. We are under no obligation to publicly release any revision to any forward-looking statement contained or incorporated herein to reflect any future events or occurrences.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control. You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 22, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of IEP Merger Sub LLC., filed by IEH Merger Sub LLC, IEP Merger Sub Inc., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn on December 22, 2010, File No. 005-83671 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press release dated December 15, 2010 (incorporated by reference to Exhibit 99.1 to the Dynegy Inc. Current Report on Form 8-K filed on December 15, 2010, File No. 001-33443).

(a)(7)	Letter to Employees dated December 15, 2010 (incorporated by reference to Exhibit 99.2 to the Dynegy Inc. Current Report on Form 8-K filed on December 15, 2010, File No. 001-33443).

(a)(8)	Notice to Participants of the Dynegy 401(k) Plans from Vanguard Fiduciary Trust Company, to be dated January 3, 2011.

(a)(9)	Tender Offer Instruction Form from Vanguard Fiduciary Trust Company to Participants of the Dynegy 401(k) Plans.

(a)(10)	Opinion of Greenhill, dated December 14, 2010 (included as Annex I to this Schedule 14D-9).

(a)(11)	Opinion of Goldman Sachs, dated December 14, 2010 (included as Annex II to this Schedule 14D-9).

(a)(12)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex III to this Schedule 14D-9).

(a)(13)	Summary Advertisement as published in The New York Times on December 22, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of December 15, 2010 among Dynegy Inc., IEH Merger Sub LLC, and IEP Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Dynegy Inc. Current Report on Form 8-K filed on December 15, 2010, File No. 001-33443).

(e)(2)	Support Agreement among Dynegy Inc., High River Limited Partnership, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund LP. (incorporated by reference to Exhibit 10.1 to the Dynegy Inc. Current Report on Form 8-K filed on December 15, 2010, File No. 001-33443).

(e)(3)	Guarantee, dated as of December 15, 2010, by Icahn Enterprises Holdings L.P. in favor of Dynegy Inc. (incorporated by reference to Exhibit [•] to the Schedule TO)

(e)(4)	Dynegy’s Second Amended and Restated Certificate of Incorporation, amended as of May 21, 2010 (incorporated by reference to Exhibit 3.1 to the Dynegy Inc. Current Report on Form 8-K filed on May 25, 2010, File No. 001-33443).

Exhibit No.	Description

(e)(5)	Dynegy Inc. Second Amended and Restated Bylaws, as amended on November 22, 2010 (incorporated by reference to Exhibit 3.1 to the Dynegy Inc. Current Report on Form 8-K filed on November 24, 2010, File No. 001-33443).

(e)(6)	Global Amendment to Equity-Based Compensation Arrangements, executed on May 25, 2010 (incorporated by reference to Exhibit 10.2 to the Dynegy Inc. Current Report on Form 8-K filed on May 25, 2010, File No. 001-33443).

(e)(7)	Dynegy Inc. Executive Severance Pay Plan, as amended and restated effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on January 4, 2008, File No. 001-33443).

(e)(8)	First Amendment to the Dynegy Inc. Executive Severance Pay Plan effective as of January 1, 2010 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Dynegy Inc. for the Fiscal Year ended December 31, 2009 filed on February 25, 2010)

(e)(9)	Second Amendment to the Dynegy Inc. Executive Severance Pay Plan, dated as of September 20, 2010. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2010 of Dynegy Inc, File No. 1-15659).

(e)(10)	Dynegy Inc. Executive Change in Control Severance Pay Plan effective April 3, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on April 8, 2008, File No. 001-33443).

(e)(11)	First Amendment to the Dynegy Inc. Executive Change In Control Severance Pay Plan, dated as of September 22, 2010 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2010 of Dynegy Inc, File No. 1-15659).

(e)(12)	Dynegy Inc. Excise Tax Reimbursement Policy, effective January 1, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on January 4, 2008, File No. 001-33443).

(e)(13)	Dynegy Inc. Restoration 401(k) Savings Plan, effective June 1, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on August 7, 2008, File No. 001-33443).

(e)(14)	First Amendment to the Dynegy Inc. Restoration 401(k) Savings Plan, effective June 1, 2008 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on August 7, 2008, File No. 001-33443).

(e)(15)	Dynegy Inc. Restoration Pension Plan, effective June 1, 2008 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on August 7, 2008, File No. 001-33443).

(e)(16)	First Amendment to the Dynegy Inc. Restoration Pension Plan, effective June 1, 2008 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on August 7, 2008, File No. 001-33443).

(e)(17)	Second Amendment to the Dynegy Inc. Restoration Pension Plan, executed on July 2, 2010 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Dynegy Inc. filed on August 6, 2010, File No. 001-33443).

(e)(18)	Form of Non-Qualified Stock Option Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.70 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007 of Dynegy Inc. filed on May 9, 2007, File No. 001-33443).

Exhibit No.	Description

(e)(19)	Form of Non-Qualified Stock Option Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

(e)(20)	Form of Non-Qualified Stock Option Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2009 of Dynegy Inc. filed on May 7, 2009, File No. 001-33443).

(e)(21)	Form of Non-Qualified Stock Option Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(22)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.73 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007 of Dynegy Inc. filed on May 9, 2007, File No. 001-33443).

(e)(23)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

(e)(24)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2009 of Dynegy Inc. filed on May 7, 2009, File No. 001-33443).

(e)(25)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(26)	Form of Restricted Stock Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

(e)(27)	Form of Restricted Stock Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(28)	Form of Restricted Stock Award Agreement (Managing Directors and Above) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

(e)(29)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(30)	Form of Phantom Stock Unit Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on March 10, 2009, File No. 001-33443).

(e)(31)	Form of Phantom Stock Unit Award Agreement (Managing Directors and Above) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Dynegy Inc. filed on March 10, 2009, File No. 001-33443).

(e)(32)	Form of Performance Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

Exhibit No.	Description

(e)(33)	Form of Performance Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on March 10, 2009, File No. 001-33443).

(e)(34)	Form of Performance Award Agreement between Dynegy Inc., all of its affiliates and Bruce A. Williamson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(35)	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2008 of Dynegy Inc. filed on May 8, 2008, File No. 001-33443).

(e)(36)	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on March 10, 2009, File No. 001-33443).

(e)(37)	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443).

(e)(38)	First Amendment to the 2009 Form of Performance Award Agreement, effective as of March 3, 2010 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Dynegy Inc. filed on March 5, 2010, File No. 001-33443)

(e)(39)	Dynegy Inc. 2009 Phantom Stock Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on March 10, 2009, File No. 001-33443).

(e)(40)	Dynegy Inc. Deferred Compensation Plan, amended and restated, effective January 1, 2002 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 of Dynegy Inc. filed on December 28, 2001, Registration No. 333-76080).

(e)(41)	Amendment to the Dynegy Inc. Deferred Compensation Plan, dated as of April 2, 2007 (incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K of Dynegy Holdings Inc. filed on April 6, 2007, File No. 000-29311).

(e)(42)	Dynegy Inc. Deferred Compensation Plan for Certain Directors, as amended and restated, effective January 1, 2008 (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008, filed on February 26, 2009, File No. 001-33443).

(e)(43)	Trust under Dynegy Inc. Deferred Compensation Plan for Certain Directors, effective January 1, 2009 (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008, filed on February 26, 2009, File No. 001-33443).

(e)(44)	Dynegy Inc. Incentive Compensation Plan, as amended and restated effective May 21, 2010 (incorporated by reference to Appendix D to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc. filed on April 2, 2010, File. No. 001-33443).

(e)(45)	Dynegy Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 of Dynegy Inc. filed on March 2, 2000, File. No. 001-15659).

(e)(46)	Amendment to the Dynegy Inc. 2000 Long Term Incentive Plan effective January 1, 2006 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File. No. 001-15659).

(e)(47)	Second Amendment to the Dynegy Inc. 2000 Long Term Incentive Plan, dated as of April 2, 2007 (incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K of Dynegy Holdings Inc. filed on April 6, 2007, File No. 000-29311)

Exhibit No.	Description

(e)(48)	Dynegy Inc. 2002 Long Term Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc., filed with the SEC on April 9, 2002, File No. 001-15659).

(e)(49)	Amendment to the Dynegy Inc. 2002 Long Term Incentive Plan, effective January 1, 2006 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Dynegy Inc. filed on March 17, 2006, File No. 001-15659).

(e)(50)	Second Amendment to the Dynegy Inc. 2002 Long Term Incentive Plan, dated as of April 2, 2007 (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K of Dynegy Holdings Inc. filed on April 6, 2007, File No. 000-29311).

(e)(51)	Dynegy Inc. 2010 Long Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Dynegy Inc. filed on May 26, 2010).

(e)(52)	Dynegy Inc. Deferred Compensation Plan Trust Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 of Dynegy Inc. filed on December 28, 2001, Registration No. 333-76080).

(e)(53)	Amendment to Dynegy Inc. Deferred Compensation Plan Trust Agreement (Vanguard), dated as of April 2, 2007 (incorporated by reference to Exhibit 10.54 to the Current Report on Form 8-K of Dynegy Holdings Inc. filed on April 6, 2007, File No. 000-29311).

Annex I—Greenhill Opinion Letter dated December 14, 2010

Annex II—Goldman Sachs Opinion Letter dated December 15, 2010

Annex III—Information Statement dated December 30, 2010

Annex IV — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: December 30, 2010	By:	/S/ KENT R. STEPHENSON
	Name:	Kent R. Stephenson
	Title:	Senior Vice President, Deputy General Counsel

ANNEX I

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

(212) 389-1500

CONFIDENTIAL

December 14, 2010

Special Committee of the Board of Directors

Board of Directors

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

Members of the Special Committee of the Board of the Directors and Members of the Board of Directors:

We understand that Dynegy Inc. (the “Company”), IEH Merger Sub LLC (“Buyer”) and IEP Merger Sub Inc. (“Merger Subsidiary”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Buyer and Merger Subsidiary, which provides, among other things, for a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) (including the associated rights issued pursuant to the Company’s Stockholder Protection Rights Agreement, dated as of November 22, 2010, as amended) pursuant to which Buyer will pay $5.50 per share of Common Stock in cash, without interest (as adjusted pursuant to the terms of the Merger Agreement, the “Consideration”) for each share of Common Stock accepted and, following completion of the Tender Offer, or if the Tender Offer is not consummated under circumstances set forth in the Merger Agreement, the merger (the “Merger”, and together with the Tender Offer, the “Transaction”) of Merger Subsidiary, a wholly-owned subsidiary of Buyer, with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Buyer. In the Merger, each share of Common Stock, other than the Excluded Shares (as defined in the Merger Agreement), shall be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. We understand that Buyer is an affiliate of Icahn Enterprises L.P.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Common Stock, excluding Buyer, Merger Subsidiary, and any of their affiliates, pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Transaction.

For purposes of the opinion set forth herein, we have:

1.	reviewed a draft of the Merger Agreement dated as of December 14, 2010 and certain related documents;

2.	reviewed certain publicly available financial statements of the Company;

3.	reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

4.	reviewed certain information, including financial forecasts and other financial and operating data concerning the Company, prepared by the management of the Company, reflecting, among other things, updated commodity pricing and financing assumptions;

5.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

6.	reviewed the historical market prices and trading activity for the Common Stock and analyzed its implied valuation multiples;

7.	compared the value of the Consideration to a range of implied valuations for the Common Stock derived based on valuation multiples implied by the trading values of certain publicly traded companies that we deemed relevant;

8.	compared the value of the Consideration to a range of implied valuations for the Common Stock derived by discounting future cash flows and a terminal value of the Company at discount rates we deemed appropriate;

9.	compared the value of the Consideration to a range of implied valuations for the Common Stock derived based on multiples implied by certain publicly available transactions that we deemed relevant involving merchant generation companies;

10.	compared the value of the Consideration to a range of implied valuations for the Common Stock derived based on premiums paid in certain publicly available transactions that we deemed relevant;

11.	participated in discussions and negotiations among representatives of the Company and its legal advisors and representatives of Buyer and its legal advisors; and

12.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Company for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the most recent financial forecasts and projections and other data that have been furnished or otherwise provided to us, we have assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to those matters, and we have relied upon such forecasts and data in arriving at our opinion. We express no opinion with respect to such projections and data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement and without waiver of any material terms or conditions set forth in the Merger Agreement. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained without any effect on the Transaction meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for rendering this opinion and for other services rendered in connection with the Transaction, all of which is contingent on the consummation of the Tender Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We acted as financial advisor to the Independent Director Committee of the Board of Directors of the Company in connection with the purchase by L.S. Power Associates, L.P. and certain of its affiliates (together, “LS Power”) of (i) the Company’s interests in eight power generating project companies and Dynegy Sandy Creek Holdings, LLC and (ii) $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of Dynegy Holdings Inc., a wholly-owned

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subsidiary of the Company, in exchange for approximately $1.0135 billion in cash and the relinquishment of 245 million shares of Class B common stock of the Company by LS Power, announced in August 2009. In addition, we acted as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and is rendered to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with their consideration of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or information statement or any solicitation/recommendation statement on schedule 14d-9 to be mailed to the stockholders of the Company in connection with the Transaction. We are not expressing an opinion as to any aspect of the Transaction other than the fairness to the holders of Common Stock (excluding Buyer, Merger Subsidiary, and any of their affiliates) of the Consideration to be received by them from a financial point of view. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of the Common Stock of the Company in the Transaction or with respect to the fairness of any such compensation. We express no opinion as to the impact of the Transaction on the solvency or viability of the Company or Buyer or the ability of the Company or Buyer to pay its obligations when they come due. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Special Committee of the Board of Directors of the Company or the members of the Board of Directors of the Company as to whether they should recommend or approve the Transaction or the Merger Agreement, nor does it constitute a recommendation as to whether the stockholders of the Company should tender shares of the Common Stock in connection with the Tender Offer or approve the Merger or take any other action in respect of the Transaction at any meeting of the stockholders convened in connection with the Transaction.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be received by the holders of Common Stock (excluding Buyer, Merger Subsidiary, and any of their affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very best regards,

GREENHILL & CO., LLC

By:	/S/ GREGORY RANDOLPH
Gregory Randolph
Managing Director

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ANNEX II

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

December 15, 2010

Special Committee of the Board of Directors

Board of Directors

Dynegy, Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than IEH Merger Sub LLC (“Acquiror”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dynegy, Inc. (the “Company”) of the $5.50 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 15, 2010 (the “Agreement”), by and among the Company, Acquiror and IEP Merger Sub Inc., a wholly owned subsidiary of Acquiror (“Merger Sub”). The Agreement provides for a tender offer for all of the Shares (including the associated rights issued pursuant to the Company’s Stockholder Protection Rights Agreement, dated as of November 22, 2010, as amended) (the “Tender Offer”) pursuant to which Acquiror will pay $5.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, or if the Tender Offer is not consummated under circumstances set forth in the Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than the Excluded Shares (as defined in the Agreement)) will be converted into the right to be paid $5.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, any of their respective affiliates, or third parties, including, Icahn Enterprises L.P., an affiliate of Acquiror (“Icahn Enterprises”), or any of the affiliates and portfolio companies of Icahn Enterprises or its affiliates or any currency or commodity that may be involved in the Tender Offer or the Merger (collectively, the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in

Board of Directors

Dynegy, Inc.

December 15, 2010

Page Two

connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a significant portion of which is contingent upon consummation of either the Tender Offer or the Merger, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Independent Director Committee of the Board of Directors of the Company in connection with the dissolution of the Company’s power development joint venture with L.S. Power Associates, L.P. and its affiliates (together, “LS Power”) in December 2008, as financial advisor to the Company in connection with the exchange of the Company’s interests in eight power generation facilities and Dynegy Sandy Creek Holdings, LLC and $235 million aggregate principal amount of 7.5% Senior Unsecured Notes due 2015 of a subsidiary of the Company, for cash and shares of Class B common stock of the Company relinquished by LS Power, announced in August 2009, and as financial advisor to the Company in connection with the proposed acquisition of the Company by Denali Parent Inc., an affiliate of the Blackstone Group L.P., announced in August 2010. We may also in the future provide investment banking services to the Company and its affiliates and Icahn Enterprises and its affiliates and its and its affiliates’ portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Icahn Enterprises and its affiliates from time to time and may have invested in limited partnership units of affiliates of Icahn Enterprises from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company, reflecting updated commodity pricing and financing assumptions (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and the publicly traded debt securities of the Company and its subsidiaries; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the unregulated merchant power generation industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the

II-2

Board of Directors

Dynegy, Inc.

December 15, 2010

Page Three

Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition of the Agreement the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $5.50 per Share in cash to be paid to the holders (other than Acquiror and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction or the impact thereof, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $5.50 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction or any transaction entered into in connection therewith on the solvency or viability of the Company or Acquiror or the ability of the Company or Acquiror to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $5.50 per Share in cash to be paid to the holders (other than Acquiror and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/    Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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ANNEX III

DYNEGY INC.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

Dynegy Inc. (“Dynegy,” the “Company,” “we” or “our”) is mailing this Information Statement (the “Information Statement”) on or about December 30, 2010 to holders of our Shares (as defined below) as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 22, 2010, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010 and as amended on December 15, 2010 (as it may be further amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”) at a purchase price of $5.50 per share (the “Offer Price”), in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2010 (as it may be amended from to time, the “Merger Agreement”), by and among the Company, the Offeror and IEP Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Offeror (“Merger Sub”). The Offer is subject to certain conditions, which may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Date (as defined below) in the exercise of the reasonable good faith judgment of the Offeror, subject to the terms of the Merger Agreement and subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case except for the conditions that (i) there are validly tendered in the Offer and not properly withdrawn prior to midnight New York City time, on January 25, 2011 (the “Expiration Date”, unless the Offeror shall have extended the period during which the Offer is open pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the time and date at which the Offer, as so extended by the Offeror, shall expire) that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and certain affiliates of the Offeror (including Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for prior to the Expiration Date), represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares that may be issued upon the vesting of outstanding restricted stock of the Company (“Company Restricted Stock”), plus Shares issuable upon the exercise of all outstanding options to purchase Shares under Company stock plans (“Company Stock Options”), warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price) (such condition, “Minimum Condition”), (ii) the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended, shall have been received and the approval, or a determination that no approval is required, of the New York State Public Service Commission under the New York Public Service Law, as amended, shall have been received with respect to the consummation of the Offer and the Merger (as defined below), and (iii) the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been terminated (the conditions set forth in clauses (ii) and (iii) above, the “Regulatory Condition”). The Offeror may waive the Minimum Condition and/or the Regulatory Condition only subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act and only with the prior written consent of the Company.

Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions applicable to the Merger set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of the Offeror (the “Merger”). The surviving company of the Merger (the “Surviving Corporation”) will be an indirect wholly-owned subsidiary of Icahn Enterprises Holdings. In certain circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the issued and outstanding shares of Common Stock held by the Company’s stockholders entitled to vote thereon for the adoption of the Merger Agreement. At the effective time of the Merger, each share of Common Stock then issued and outstanding (other than shares of Common Stock owned by the Company, the Offeror or Merger Sub, or any of their respective direct or indirect subsidiaries, all of which will convert into shares of a class of stock of the Surviving Corporation designated by the Offeror, and other than shares of Common Stock that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. The Merger Agreement is filed as Exhibit (e)(1) hereto and is hereby incorporated herein by reference.

Copies of the Offer to Purchase and the related Letter of Transmittal were mailed to stockholders by the Offeror starting on December 22, 2010, and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 30, 2010, to which this Information Statement is an annex.

RIGHT TO DESIGNATE DIRECTORS

If there shall be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which satisfies the Minimum Condition, and the Offeror accepts for payment and pays for the Shares tendered in the Offer, the Offeror is entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Board of Directors of the Company (the “Board”) that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Offeror or any of its subsidiaries and certain of its affiliates (including any such Shares as are accepted for payment and paid for pursuant to the Offer and Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for by the Offeror, any subsidiary of the Offeror or any such affiliate) bears to the total number of Shares issued and outstanding on a fully diluted basis (assuming the issuance of all Shares that may be issued upon the vesting of outstanding Company Restricted Stock, plus Shares issuable upon the exercise of all outstanding Company Stock Options, warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price), and the Company will cause the Offeror’s designees to be elected or appointed to the Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors. At such time, the Company will also cause directors designated by the Offeror to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board, to the fullest extent permitted by applicable law and the rules of the New York Stock Exchange (“NYSE”).

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However, following the consummation of the Offer until the consummation of the Merger, Offeror and Dynegy have agreed to use their respective reasonable best efforts to cause at least three current members of the Board as of December 15, 2010, who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the applicable federal securities laws and the rules and regulations of the SEC thereunder (the “Securities Laws”)) of Offeror and who will be independent (the “Independent Directors”) for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to remain as directors, and if at any time there are fewer than three Independent Directors, the Board will take all action necessary to appoint replacement Independent Director(s). The Company and the Offeror have also agreed take reasonable best efforts, following the consummation of the Offer until the consummation of the Merger, to designate and continue the existence of an independent director committee comprised solely of the Independent Directors and which, subject to applicable law, will be delegated all power, right and authority of the Board (i) to amend the Merger Agreement, (ii) to waive or elect to enforce any of the Company’s rights and remedies under the Merger Agreement, (iii) to extend the time for the performance of any of the obligations or other acts of Offeror or Merger Sub, (iv) to take any other action by the Company in connection with the Merger Agreement and the transactions contemplated thereby, (v) to authorize any amendments to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) or the Second Amended and Restated Bylaws of the Company (the “Bylaws”) in a manner adverse to the holders of Shares, or (vi) to cease the Company’s compliance with the continuing listing requirements of the NYSE. In addition, after completion of the Offer, the Company has agreed to elect “controlled company” status for purposes of the applicable NYSE Rules, which means that the Company would be exempt from the requirement that the Board be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation and Human Resources Committee (the “Human Resources Committee”) and the Corporate Governance and Nominating Committee (the “Nominating Committee”) of the Board. The controlled company exemption does not modify the independence requirements for the Audit and Compliance Committee (the “Audit Committee”) of the Board. After completion of the Merger that is expected to follow the Offer, affiliates of the Offeror will own all of the outstanding capital stock of Dynegy, and the Shares will no longer be publicly owned.

This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, in connection with the appointment of Offeror’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Offeror’s designees has been furnished to us by Offeror, and we assume no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

The Offeror has informed us that it will choose its designees to the Board from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by the Offeror as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Carl C. Icahn, age 74, has served as chairman of the board and a director of Starfire Holding Corporation (“Starfire”), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. (“Icahn Enterprises”), and certain related entities, Mr. Icahn’s principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., and Icahn Partners Master Fund III L.P. From November 2004 to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company currently engaged in the following continuing operating businesses: investment management, automotive, railcar, food packaging, metals,

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real estate and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. From September 2006 to November 2008, Mr. Icahn was a director of ImClone Systems Incorporated (“ImClone”), a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation (“Federal-Mogul”), a supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. Since March 2010, Mr. Icahn has been the chairman of the board of directors of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. From July 1993 to July 2010, Mr. Icahn served as a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies. From May 2005 to January 2010, Mr. Icahn was a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. From August 2007 to September 2009, Mr. Icahn was a director of WCI Communities, Inc. (“WCI”), a homebuilding company. From August 2008 to October 2009, Mr. Icahn was a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide. Mr. Icahn received his B.A. from Princeton University.

Vincent J. Intrieri, age 54, has, since November 2004, been a Senior Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages third party private investment funds. Since January 1, 2005, Mr. Intrieri has been Senior Managing Director of Icahn Associates Corp. and High River Limited Partnership, entities primarily engaged in the business of holding and investing in securities. Mr. Intrieri has been a director, since July 2006, of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P., a diversified holding company currently engaged in the following continuing operating businesses: investment management, automotive, railcar, food packaging, metals, real estate and home fashion. From April 2005 through September 2008, Mr. Intrieri was the President and Chief Executive Officer of Philip Services Corporation, a metal recycling and industrial services compare. From December 2007, Mr. Intrieri has been the chairman of the board and a director of PSC Metal, Inc., a metals recycling company. Since August 2005, Mr. Intrieri has served as a director of American Railcar Industries, Inc. (“ARI”), a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars. From March 2005 to December 2005, Mr. Intrieri was a Senior Vice President, the Treasurer and the Secretary of ARI. Since April 2003, Mr. Intrieri has been Chairman of the Board of Directors and a director of Viskase Companies, Inc., a producer of cellulosic and plastic casings used in preparing and packaging processed meat products. From November 2006 to November 2008, Mr. Intrieri served on the board of directors of Lear Corporation, a supplier of automotive interior systems and components. From August 2008 to September 2009, Mr. Intrieri was a director of WCI Communities, Inc., a homebuilding company. Mr. Intrieri also serves on the boards of directors of the following companies: National Energy Group, Inc., a company engaged in the business of managing the exploration, production and operations of natural gas and oil properties; XO Holdings, Inc., a telecommunications company; WestPoint International Inc., a manufacturer of bed and bath home fashion products; and Federal-Mogul Corporation, a supplier of automotive products. With respect to each company mentioned above, Carl C. Icahn, directly or indirectly, either (i) controls such company or (ii) has an interest in such company through the ownership of securities. Mr. Intrieri was a certified public accountant. Mr. Intrieri received a BS in Accounting, with Distinction, from The Pennsylvania State University.

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Daniel A. Ninivaggi, age 46, has served as president of Icahn Enterprises L.P. and its general partner, Icahn Enterprises G.P. Inc. since April 2010 and as chief executive officer since August 4, 2010. Icahn Enterprises L.P. is a diversified holding company currently engaged in the following continuing operating businesses: investment management, automotive, railcar, food packaging, metals, real estate and home fashion. Mr. Ninivaggi previously served in various executive positions with Lear Corporation, a global supplier of automotive seating and electrical power management systems, from 2003 through July 2009, including most recently as Executive Vice President and Chief Administrative Officer. Prior to joining Lear, Mr. Ninivaggi was a Partner at the law firm of Winston & Strawn LLP, specializing in mergers and acquisitions and corporate finance, where he also served as Of Counsel from August 2009 through March 2010. Mr. Ninivaggi also serves as a director of CIT Group Inc., a bank holding company, and Federal-Mogul Corp., a global automotive company and a subsidiary of Icahn Enterprises L.P. Mr. Ninivaggi received a Bachelor of Arts degree from Columbia University, a Master of Business Administration from the University of Chicago Graduate School of Business, and a law degree from Stanford Law School.

Samuel Merksamer, age 30, has served as an investment analyst at Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., since May 2008. Mr. Merksamer is responsible for identifying, analyzing and monitoring investment opportunities and portfolio companies for Icahn Capital. Mr. Merksamer serves as a Director of Viskase Companies, Inc., a producer of cellulosic and plastic casings used in preparing and packaging processed meat products. He also serves as a director of PSC Metals Inc., a metal recycling company. Since October 2010, Mr. Merksamer has also served as a Director of Federal-Mogul Corporation, a global automotive company. Viskase Companies, PSC Metals and Federal-Mogul are each, directly or indirectly, controlled by Mr. Carl C. Icahn. From 2003 until 2008, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management, a hedge fund management company, where he focused on high yield and distressed investments. Mr. Merksamer received an A.B. in Economics from Cornell University in 2002.

Hunter C. Gary, age 36, has served as the chief operating officer of Icahn Sourcing LLC, an entity owned by Mr. Carl Icahn, where he is responsible for monitoring and managing cost efficiency opportunities for businesses in which Mr. Carl Icahn has an interest, since 2003. Since 2007, Mr. Gary has served as a director of WestPoint International, Inc., a company which is engaged in the home textiles business. Since 2008, Mr. Gary has served as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars. Since March 2010, Mr. Gary has served as a director of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts. Since 2007, Mr. Gary has served as a director of Motricity, Inc., a provider of mobile data solutions. With respect to each company mentioned above, Carl C. Icahn, directly or indirectly, either (i) controls such company or (ii) has an interest in such company through the ownership of securities. Mr. Gary is married to Mr. Carl Icahn’s wife’s daughter. Mr. Gary has extensive experience in dealing with operations matters for a variety of companies which, in addition to his service on other boards, enables him to advise our board on a range of matters including operations and oversight. Mr. Gary received his B.A. with senior honors from Georgetown University as well as a certificate of executive development from Columbia Graduate School of Business.

The Offeror has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

The Offeror has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of the Offeror, except as disclosed in the Offer to Purchase or this Information Statement, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

The Offeror has informed us that none of the persons listed above has been involved in any legal proceedings during the past ten years described in Item 401(f) of Regulation S-K that is required to be disclosed as material for purposes of an evaluation of the ability or integrity of the Company’s directors.

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It is expected that the Offeror’s designees may assume office at any time following purchase of, and payment for, any Shares pursuant to the Offer which represent at least such number of Shares as shall satisfy the Minimum Condition, which purchase cannot be earlier than 12:00 midnight, New York City time, on January 25, 2011, and that, upon assuming office, the Offeror’s designees will thereafter constitute at least a majority of our Board. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of the close of business on December 28, 2010 there were 121,031,708 Shares issued and outstanding. The shares of Common Stock constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at a meeting of holders of Common Stock.

As of the date of this Information Statement, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton Corp., Mr. Icahn and their respective affiliates listed on Schedule I to the Offer to Purchase, and each associate and majority-owned subsidiary of those persons, beneficially own 18,042,212 Shares (including 6,042,212 call options to purchase Shares (“Call Options”)), in the aggregate, representing approximately 14.91% of the issued and outstanding Shares. Of these 18,042,212 Shares (including 6,042,212 Call Options), (i) Icahn Partners LP (“Icahn Partners”) is the direct beneficial owner of 5,510,709 Shares (including 1,857,034 Call Options), representing approximately 4.55% of the issued and outstanding Shares; (ii) High River Limited Partnership (“High River”) is the direct beneficial owner of 3,608,441 Shares (including 1,208,442 Call Options), representing approximately 2.98% of the issued and outstanding Shares, (iii) Icahn Partners Master Fund LP (“Icahn Master”) is the direct beneficial owner of 6,238,314 Shares (including 2,092,971 Call Options), representing approximately 5.15% of the issued and outstanding Shares, (iv) Icahn Partners Master Fund II LP (“Icahn Master II”) is the direct beneficial owner of 1,805,714 Shares of Common Stock (including 590,137 Call Options), representing approximately 1.49% of the issued and outstanding Shares, and (v) Icahn Partners Master Fund III LP (“Icahn Master III”) is the direct beneficial owner of 879,034 Shares (including 293,628 Call Options), representing approximately 0.73% of the issued and outstanding Shares.

CORPORATE GOVERNANCE

In December 2009, the Board unanimously adopted amended and restated Corporate Governance Guidelines. The Corporate Governance Guidelines, which were developed and recommended by the Nominating Committee, are posted in the “Corporate Governance” section of our web site at www.dynegy.com and are available upon request to our Corporate Secretary, together with the following documents:

•	Certificate of Incorporation;

•	Bylaws;

•	Code of Business Conduct and Ethics;

•	Code of Ethics for Senior Financial Professionals;

•	Related Party Transactions Policy;

•	Complaint and Reporting Procedures for Accounting and Auditing Matters (Whistleblower Policy);

•	Policy for Communications with Directors;

•	Audit Committee Charter;

•	Human Resources Committee Charter; and

•	Nominating Committee Charter.

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Corporate Governance Guidelines

Our Corporate Governance Guidelines govern the qualifications and conduct of the Board. The Corporate Governance Guidelines address, among other things:

•	The independence and other qualifications of our Board members, with respect to which we require that at least 75% of our Board members be independent of Dynegy and our management;

•

The requirement that any director nominee in an uncontested election who receives a greater number of votes “withheld” for his or her election than votes “for” such election must offer his or her resignation to the Board;

•	The regular meetings of our non-employee and independent directors and the roles and duties of the lead director of the Board (the “Lead Director”);

•	The nomination of persons for election to the Board;

•	The evaluation of performance of the Board and its committees;

•	Our expectation that our Board members will attend all annual stockholder meetings;

•	Compensation of the Board and stock ownership guidelines for non-employee directors;

•	The Chairman of the Board, or Chairman, and Chief Executive Officer positions;

•	The approval of the compensation of the Chief Executive Officer; and

•	The review of performance-based compensation of our senior executives following a restatement that impacts the achievement of performance targets relating to that compensation.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors, officers and employees. The key principles of this code include acting legally and ethically, notifying appropriate persons upon becoming aware of issues, obtaining confidential advice and dealing fairly with our stakeholders.

Code of Ethics for Senior Financial Professionals

Our Code of Ethics for Senior Financial Professionals applies to our Chief Executive Officer, Chief Financial Officer, Controller and other designated senior financial professionals. The key principles of this code include acting legally and ethically, promoting honest business conduct and providing timely and meaningful financial disclosures to our stockholders.

Complaint and Reporting Procedures for Accounting and Auditing Matters

Our Complaint and Reporting Procedures for Accounting and Auditing Matters provide for (1) the receipt, retention and treatment of complaints, reports and concerns regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission of complaints, reports and concerns by employees regarding questionable accounting or auditing matters, in each case relating to Dynegy. Complaints may be made through a toll-free “Integrity Helpline” telephone number operated by an independent third-party and a dedicated email address. Complaints received are logged by the Ethics and Compliance Office, communicated to the chairman of our Audit Committee and investigated, under the supervision of our Audit Committee, by our Internal Audit department or Ethics and Compliance Office. In accordance with Section 806 of the Sarbanes-Oxley Act of 2002, these procedures prohibit us from taking adverse action against any person submitting a good faith complaint, report or concern.

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Policy for Communications with Directors

Dynegy’s Policy for Communications with Directors provides a means for stockholders and other interested parties to communicate with the Board. Under this policy, stockholders and other interested parties may communicate with the Board or specific members of the Board by sending a letter to Dynegy Inc., Communications with Directors, Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002.

Director Attendance at Annual Meeting

As detailed in our Corporate Governance Guidelines, Board members are requested and encouraged to attend the Annual Meeting. All of the members of the Board then in office attended last year’s Annual Meeting held on May 22, 2009, and all of the members of the Board then in office attended this year’s Annual Meeting held on May 21, 2010.

Board Risk Oversight

The Board has ultimate responsibility for protecting stockholder value. Among other things, the Board is responsible for understanding the risks to which we are exposed, approving management’s strategy to manage these risks, establishing policies that monitor and manage defined risks and measuring management’s performance against the strategy. The Board’s oversight responsibility for managing risk is detailed in our Risk Policy Statement (the “Risk Policy Statement”).

The Risk Policy Statement provides a structure around risk and defines the risks that we accept in the normal course of business. The Risk Policy Statement, in some instances, requires that separate policy documentation be in place including Interest Rate Risk and Investment Policy, Disclosure Controls and Procedures Policy, Insurance Operational Risk Policy, Credit Risk Policy, Investment Policy (Employee Benefit Plans), and Commodity Risk Policy. Although not mandated by the Risk Policy Statement, our Delegation of Authority policy and the Code of Business Conduct and Ethics are complementary and critical to the risk management process. Our executive management team is responsible for managing the above risks and reports on such matters to the applicable Board committees. Further, our Ethics and Compliance Office reports directly to the General Counsel and indirectly to the Chairman and Chief Executive Officer and the Audit Committee Chairman. The Ethics and Compliance Office meets regularly with the Audit Committee.

The Risk Policy Statement can be amended with the approval of our Audit Committee on behalf of the Board. The Audit Committee oversees the risks associated with the integrity of our financial statements and our compliance with legal and regulatory requirements. In addition, the Audit Committee discusses policies with respect to risk assessment and risk management, including major financial risk exposure and the steps management has taken to monitor and control such exposures. The Audit Committee reviews with management, internal auditors, and external auditors the accounting policies, the system of internal controls and the quality and appropriateness of disclosure and content in the financial statements or other external financial communications. The Audit Committee also performs oversight of the business ethics and compliance program, reviews the programs and policies designed to assure compliance with our Code of Business Conduct and Ethics and applicable laws and regulations and monitors the results of the compliance efforts. Further, as part of their risk assessment responsibility, the Audit Committee oversees our commodity risk monitored by our commodity risk control group.

The Human Resources Committee oversees risks primarily associated with our ability to attract, motivate and retain quality talent, particularly executive talent, and disclosure of our executive compensation philosophies, strategies and activities. The Human Resources Committee conducted a risk assessment in early 2010 to reaffirm that our short-term incentive program, and lack of separate plans or incentives for individual functions, discourages excessive risk taking. This involved a review of a set of risk assessment considerations related to our

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short-term and long-term incentive programs. The goal of this effort was to establish a formal process for assessing and monitoring risk related to our compensation programs and for reviewing certain policies to ensure that appropriate controls exist to mitigate any identified risk. Following this review, the Human Resources Committee concluded that our incentive programs, including our common approach to the short-term incentive plan, collectively foster cooperation, discourage excessive risk taking and risk-taking behaviors, and focus award opportunities on measures that are aligned with our business strategy and the interests of our stockholders.

The Nominating Committee oversees risks primarily associated with our ability to attract, motivate and retain quality directors and our corporate governance programs and practices and our compliance therewith. The full Board oversees risks primarily associated with our commercial and operating performance and our environmental, health and safety performance.

Board Leadership Structure; Separation of Positions of Chairman and Chief Executive Officer; Lead Director

As discussed in Dynegy’s Corporate Governance Guidelines, the Board’s policy with respect to the separation of the Chairman and Chief Executive Officer positions is that the interests of Dynegy’s stockholders are best served by a policy that enables the Board to make a determination regarding its Chairman based on Dynegy’s needs and the particular skill sets that are available at the time. The Board believes that Dynegy’s Chief Executive Officer is currently best situated to serve as Chairman because he is the director most familiar with Dynegy’s business and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board’s independent directors bring experience, oversight and expertise from outside of the Company, while the Chief Executive Officer brings company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer facilitates information flow between management and the Board, which is essential during current business conditions. To that end, the Board has determined that Bruce A. Williamson, Dynegy’s current Chairman, President and Chief Executive Officer, should remain as Chairman.

The Lead Director must be independent and is expected to devote a greater amount of time to Board service than the other directors. As Lead Director, Ms. Patricia A. Hammick presides over the regular sessions of Dynegy’s non-management directors and has the other powers and duties described in the Bylaws and Corporate Governance Guidelines, including representing the interests of the non-management directors when conferring with senior management between Board meetings and in consulting with the Chairman regarding Board meeting agendas.

One of the key responsibilities of the Board is to approve strategic direction and hold management accountable for the execution of strategy once it is developed. The Board has concluded that the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described above, is currently in the best interest of stockholders because it provides an appropriate balance between our Chairman’s ability to specifically manage strategic development and our Lead Director’s independent objective oversight of our management.

Stock Ownership Guidelines

We have stock ownership guidelines for directors, members of the executive management team and other officers. We believe that a significant ownership stake by directors and officers leads to a stronger alignment of interests between directors, officers and stockholders. These guidelines, which were developed with the assistance of an independent compensation consultant, support our corporate governance focus and provide further alignment of interests among our directors and executive officers and stockholders.

Directors. Each non-employee director is expected to own a meaningful amount of shares of Common Stock; specifically, our director stock ownership guidelines (effective November 2008) reflect an expectation that

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within three years of joining the Board, each non-employee director shall own at least the number of shares of Common Stock equivalent to three times their annual cash retainer. The shares of Common Stock counted for purposes of directors’ stock ownership guidelines include shares of Common Stock owned outright, annual phantom stock unit (“Company Phantom Stock Units”) grants awarded under our Deferred Compensation Plan for Certain Directors (as amended and restated, the “Directors Deferred Compensation Plan”) and other share-based equivalents that we may use from time to time.

Officers. The shares of Common Stock counted for purposes of our officers’ stock ownership guidelines include shares of Common Stock owned outright, unvested Company Restricted Stock, in-the-money vested Company Stock Options, shares of Common Stock held pursuant to our employee benefits plans and other share-based equivalents that we may use from time to time. The guidelines are expressed as a multiple of base salary and vary by level, as follows:

Chief Executive Officer	5 x annual base salary
Executive Vice President	3 x annual base salary
Senior Vice President	2.25 x annual base salary
Vice President	1 x annual base salary

There is a mandatory five-year compliance period, and executives are encouraged to accumulate one-fifth of their holding requirement during each year of the five-year period. The Nominating Committee will monitor each executive’s progress toward the required ownership level on an annual basis. As part of the Nominating Committee’s annual review, current market conditions will be taken into consideration, as appropriate. During the five-year ramp-up period, and as effective as of March 2010, each covered officer, as determined from time to time by the Board, is expected to retain any shares of Common Stock acquired with the exercise of Company Stock Options or the lapse of restrictions on Company Restricted Stock, net of funds necessary to pay the exercise price of Company Stock Options and for payment of applicable taxes, sufficient to allow for accumulation of at least one-fifth of the officer’s holding requirements during each year of such period. No such holding requirement shall apply to shares of Common Stock acquired with the exercise of Company Stock Options or lapse of restrictions on Company Restricted Stock to the extent such shares of Common Stock would exceed the number of shares of Common Stock required under the immediately preceding sentence. At the end of the five-year period, if any executive fails to attain the required level of stock ownership, action may be taken, in the discretion of the Nominating Committee considering all factors it deems relevant, including awarding annual incentive cash bonuses in the form of Company Restricted Stock or requiring an executive to refrain from disposing of any vested shares of Common Stock and shares of Common Stock realized from any Company Stock Option exercise.

Affirmative Determinations Regarding Director Independence and Other Matters

The Board previously determined that each of the following directors were or are, as the case may be, “independent” as such term is defined in the NYSE Listed Company Standards:

David W. Biegler

Thomas D. Clark, Jr.2

Victor E. Grijalva

Patricia A. Hammick

George L. Mazanec3

Howard B. Sheppard

William L. Trubeck

[2]	Mr. Clark is no longer a director of Dynegy.
[3]	Mr. Mazanec is no longer a director of Dynegy.

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The Board has also determined that each member of the Audit Committee, the Human Resources Committee and the Nominating Committee meets the independence requirements applicable to those committees prescribed by the NYSE and the SEC. The Board has further determined that more than one of the members of the Audit Committee, including its current Chairman, William L. Trubeck, are “audit committee financial experts” as such term is defined in Item 407(d) of the SEC’s Regulation S-K.

The Nominating Committee reviewed the answers to annual questionnaires completed by the directors as well as the above-described legal standards for Board and committee member independence and the criteria applied to determine “audit committee financial expert” status. On the basis of this review, the Nominating Committee made its recommendation to the full Board and the Board made its independence and “audit committee financial expert” determinations after consideration of the Nominating Committee’s recommendation and a review of the materials made available to the Nominating Committee.

Director Nomination Process and Qualification Review of Director Nominees

Process. Our director nominees are approved by the Board after considering the recommendation of the Nominating Committee. A copy of the Nominating Committee’s charter is available in the “Corporate Governance” section of our web site at www.dynegy.com.

The Certificate of Incorporation provides that the number of our directors shall be fixed from time to time exclusively by our Board. The Board has fixed the number of our directors at seven, subject to adjustment by the Board in accordance with the Certificate of Incorporation.

The Nominating Committee reviews annually the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by applicable laws and regulations. The Nominating Committee is responsible for ensuring that the composition of the Board accurately reflects the needs of our business and, in furtherance of this goal, proposing the nomination of directors for purposes of obtaining the appropriate members and skills. The Nominating Committee identifies nominees in various ways. The committee considers the current directors that have expressed an interest in and that continue to satisfy the criteria for serving on the Board as set forth in our Corporate Governance Guidelines. Other nominees that may be proposed by current directors or members of management or by stockholders are also considered. From time to time, the committee engages a professional firm to identify and evaluate potential director nominees.

Qualifications. All director nominees, whether proposed by a stockholder or otherwise, are evaluated in accordance with the qualifications set forth in our Corporate Governance Guidelines. These guidelines require that directors possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of our stockholders at large. They must also have an inquisitive and objective perspective, practical wisdom, mature judgment and sufficient personal resources such that any director compensation to be received from Dynegy would not be sufficiently meaningful to impact their judgment in reviewing matters coming before the Board. Finally, they must be able to work compatibly with the other members of the Board and otherwise have the experience and skills necessary to enable them to serve as productive members of the Board. Directors also must be willing to devote sufficient time to carrying out their fiduciary duties and other responsibilities effectively and should be committed to serve on the Board for an extended period of time. Under our Corporate Governance Guidelines, directors generally will not be nominated for election after their 72nd birthday unless the Board determines circumstances make it in the best interest of stockholders to do so. For additional information, please read our Corporate Governance Guidelines.

Diversity. The Board does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the full Board, the Nominating Committee is charged with building and maintaining a Board that has an ideal mix of talent and experience to achieve our business objectives in the

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current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

Future director nominations. For purposes of the 2011 annual meeting of stockholders of the Company, the Nominating Committee will consider any director nominations from a stockholder received by the Corporate Secretary by the close of business on February 20, 2011, but not before the close of business on January 21, 2011. See “Future Stockholder Proposals” below for more information. Any such nomination must be accompanied in writing by all information relating to such person that is required under the federal securities laws and the Certificate of Incorporation and the Bylaws, including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected. The nominating stockholder must also submit its name and address, as well as that of the beneficial owner if applicable, and the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner. Finally, the nominating stockholder must discuss the nominee’s qualifications to serve as a director as described in our Corporate Governance Guidelines.

CURRENT BOARD

The number of directors on our Board is currently fixed at seven, with six directors currently serving and one directorship currently vacant. The directors are elected at each annual meeting of stockholders and serve until the next annual meeting of stockholder and until their successors have been duly elected and qualified.

Set forth below is certain information furnished to us by our directors:

Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
Bruce A. Williamson Chairman of the Board, President and Chief Executive Officer	51	2002

Mr. Williamson served as Chief Executive Officer and as a director of Dynegy since October 2002, as Chairman of the Board of Dynegy since May 2004 and as President since December 2007. Prior to joining Dynegy, Mr. Williamson served in various capacities with Duke Energy and its affiliates. From August 2001 to October 2002, he served as President and Chief Executive Officer of Duke Energy Global Markets. In this capacity, he was responsible for all Duke Energy business units with global commodities and international business positions. From 1997 to August 2001, he served as Senior Vice President of Business Development and Risk Management and President and Chief Executive Officer at Duke Energy International. Mr. Williamson joined PanEnergy Corporation in June 1995, which then merged with Duke Power in June 1997. Prior to the Duke-PanEnergy merger, he served as PanEnergy’s Vice President of Finance. Before joining PanEnergy, he held positions of increasing responsibility at Shell Oil Company, advancing over a 14-year period to Assistant Treasurer. He currently serves as a Director of Questar Corporation.

Mr. Williamson has extensive experience in executive management, risk management and finance, and business development in the energy industry, both domestic and

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
			international. He brings to the Board a strong understanding of the energy markets in general and Dynegy in particular, and he led Dynegy through a very successful financial restructuring. Mr. Williamson utilizes his leadership and consensus building skills to lead the Board.

David W. Biegler Director	64	2003

Mr. Biegler was elected to the Board in April 2003. He serves as Chairman and Chief Executive Officer of Southcross Energy, LLC, a midstream natural gas company engaged in the purchase and sale, pipeline transportation, gathering and processing of natural gas, since June 2009. He also currently serves as Chairman of Estrella Energy, L.P., an investor in Southcross, since 2003. Mr. Biegler retired at the end of 2001 as Vice Chairman of TXU Corp., when it engaged in power generation and energy marketing and provided electric and natural gas utility services and other energy-related services. He also served as President and Chief Operating Officer of TXU Corp. from 1997 to December 2001. From 1993 to 1997, he served as Chairman, President and Chief Executive Officer of ENSERCH Corp. He currently serves as a director of Trinity Industries, Inc., Southwest Airlines Co., Austin Industries, Inc., Animal Health International, Inc. and Children’s Medical Center.

Mr. Biegler has an extensive background in corporate governance and in the energy industry. He has broad based knowledge in power generation and energy marketing and possesses extensive general management experience. He contributes significantly to the oversight responsibilities on matters relating to executive compensation and compensation strategy and serves as our Human Resources Committee chair.

Victor E. Grijalva Director	72	2006

Mr. Grijalva was elected to the Board in May 2006. He served as a director of Hanover Compressor Company from 2002 to 2007 and formerly served as Chairman of Hanover’s Board from 2002 to 2005. In August 2002, Mr. Grijalva served as interim President and Chief Executive Officer of Hanover. Mr. Grijalva is the retired Vice Chairman of Schlumberger Limited, a supplier of technology, project management and information solutions to the oil and gas industry. Before serving as Vice Chairman, he served as Executive Vice President of Schlumberger’s Oilfield Services division from 1994 to January 1999 and as Executive Vice President of Schlumberger’s Wireline, Testing and Anadrill division from 1992 to 1994. He retired from Schlumberger in December 2001. Mr. Grijalva is also a director of Transocean, Inc., where he served as Chairman of the Board from 1999 to 2002.

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships

Mr. Grijalva brings a strong technical background to our Board, with a masters degree in electrical engineering, and has significant experience managing several technical businesses. In addition to his extensive technical knowledge, he qualifies as an “audit committee financial expert” under SEC guidelines due to his many years of experience as an executive in charge of strategy and financial results for Schlumberger Oilfield Services and his service on the audit committees of other public boards. In total, he has served on the boards of four public companies and in addition to the audit committee, has participated on the compensation, financial, governance and performance committees.

Patricia A. Hammick Director	63	2003

Ms. Hammick was elected to the Board in April 2003 and was appointed Lead Director in May 2004. She was an adjunct professor at George Washington University from 2002 to 2003. Ms. Hammick served as Senior Vice President, Strategy and Communications and a member of the management committee of Columbia Energy Group from 1998 to 2000 and was Vice President, Corporate Strategic Planning, for Columbia Energy Group from 1997 to 1998. From 1983 to 1996, she served as the Chief Operations Officer for the National Gas Supply Association in Washington, D.C., and held a management position with Gulf Oil Exploration and Production Company from 1979 to 1983. Prior to 1979, Ms. Hammick worked for the American Petroleum Institute, the Center for Naval Analysis and the Naval Weapons Center. She currently serves as a director of Consol Energy, Inc. and SNC-Lavalin Group, Inc.

Ms. Hammick brings strategy and business leadership skills from her experience in energy operations, regulatory compliance and academia. She has executive management experience in many areas of the energy industry, including natural gas production, transmission, distribution, oil production and power generation and development as well as functional experience with major merger and acquisition transactions and shareholder relations. Ms. Hammick’s leadership skills are employed as the Lead Director. She currently serves on the boards of two additional public companies where she has chaired the governance and nominating committee and other independent committees.

Howard B. Sheppard Director	65	2008	Mr. Sheppard was appointed to the Board in January 2008. He previously served as an Assistant Treasurer of Chevron Corporation from February 1988 to June 2008.

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships

Mr. Sheppard was employed by Chevron and its affiliates since the merger of Gulf Oil Corporation with Chevron in 1985. Prior to the merger, he held positions of increasing responsibility at Gulf Oil Corporation, advancing over a 16-year period to Assistant Treasurer. He previously served on the Board from 2004 to 2007 as a Class B director designated by Chevron. With the April 2, 2007 closing of the LS Power merger, Chevron, which was then a Dynegy stockholder, no longer had the right to designate any of Dynegy’s directors.

Mr. Sheppard brings extensive finance experience from his career at Chevron Corporation where he served as an Assistant Treasurer. As a result of this experience, he qualifies as an “audit committee financial expert” under SEC guidelines because of his broad understanding of accounting, tax and finance, as well as his thorough understanding of financial reporting processes and the related risk management associated with such processes. Further, he is well versed in strategic transactions and general management in the energy industry.

William L. Trubeck Director	64	2003

Ms. Trubeck was elected to the Board in April 2003. He served as Executive Vice President and Chief Financial Officer of H&R Block, Inc. from 2004 to 2007. He previously served Waste Management Inc. as Executive Vice President of its Western Group from 2003 until 2004, Executive Vice President, Operations Support, and Chief Administrative Officer from 2002 until 2003 and Executive Vice President and Chief Financial Officer from 2001 until 2002. He was Senior Vice President-Finance and Chief Financial Officer of International Multifoods, Inc. from 1997 until 2000, and President, Latin American Operations of International Multifoods, Inc. from 1998 until 2000. He has served as a director of YRC Worldwide since 1994 and as Chairman of its audit committee since 2002. He also currently serves as a director of WellCare Health Plans, Inc. and serves on its audit committee.

Mr. Trubeck has a broad background in accounting and finance. His more than 30 years of experience in executive financial positions with large public companies and his MBA with a focus on finance and accounting qualify him as an “audit committee financial expert” under SEC guidelines. He currently serves as the chair of our Audit Committee, and as the chair, he contributes significantly to the oversight of the integrity of our financial statements, internal controls and the

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
performance of our risk assessment and risk management policies. He also serves as the chairman or a member of audit committees of other publicly traded companies.

(1)	The address of all our directors and executive officers is the Company’s headquarters at 1000 Louisiana Street, Suite 5800, Houston, TX 77002.

Directors’ Meetings and Committees of the Board

During 2009, our Board held eight meetings. Each of our incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees on which he or she served during the period for which he or she has been a director. Under our Corporate Governance Guidelines, directors who are not members of a particular committee are entitled to attend meetings of each such committee.

Committees

Audit and Compliance Committee. The Audit Committee, which currently is comprised of Messrs. Trubeck (Chairman), Grijalva and Sheppard, met a total of nine times during 2009. Each member of the Audit Committee is independent as defined in the NYSE Listed Company Standards. The Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics, our independent auditors’ qualifications and independence, the performance of our internal audit function and the independent auditors and the performance of our risk assessment and risk management policies. A copy of the Audit Committee’s charter is available in the “Corporate Governance” section of our web site at www.dynegy.com.

Compensation and Human Resources Committee. The Human Resources Committee, which currently is comprised of Messrs. Biegler (Chairman) and Trubeck, met a total of four times during 2009. Each member of the Human Resources Committee is independent as defined in the NYSE Listed Company Standards. The purpose of the Human Resources Committee is to assist our Board in fulfilling the Board’s oversight responsibilities on matters relating to executive compensation, oversee our overall compensation strategy and our equity-based compensation plans, prepare the annual Human Resources Committee report required by the rules of the SEC and review and discuss with our management the Compensation Discussion and Analysis to be included in our annual proxy statement to stockholders. The Human Resources Committee does not assist the Board with respect to director compensation, which is the responsibility of the Nominating Committee. For more information regarding the role and scope of authority of the Human Resources Committee in determining executive compensation, please read “Compensation Discussion and Analysis” below.

The Human Resources Committee may delegate specific responsibilities to one or more subcommittees to the extent permitted by law, NYSE listing standards and our governing documents. The Human Resources Committee is responsible for pre-approving all services performed by any independent compensation consultant in order to assure that the provision of such services does not impair the consultant’s independence. As a result, the Human Resources Committee has established a policy requiring its pre-approval of the annual executive compensation services, engagement terms and fees. The policy requires that requests to provide services requiring pre-approval by the Human Resources Committee or Chair will be submitted to the Human Resources Committee or Chair by both the independent compensation consultant and our Vice President of Human Resources and must include a joint statement as to whether, in their view, the request or application is consistent with maintaining the consultant’s independence. Further, under the policy, the Human Resources Committee delegates to its Chair the authority to pre-approve any services (other than annual engagement services) if necessary or appropriate between scheduled meetings; provided, however, that the Chair will cause any such

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pre-approvals to be reported to the Human Resources Committee at the next regularly scheduled meeting. For a discussion of the role of the independent compensation consultant retained by the Human Resources Committee in recommending executive compensation and the participation of our Chief Executive Officer in the review of the compensation of other executives that report to the Chief Executive Officer, please read “—Compensation Discussion and Analysis” below. A copy of the Compensation and Human Resources Committee’s charter is available in the “Corporate Governance” section of our web site at www.dynegy.com.

Corporate Governance and Nominating Committee. The Nominating Committee, which currently is comprised of Messrs. Biegler, Grijalva and Sheppard, met a total of four times during 2009. Each member of the Corporate Governance and Nominating Committee is independent as defined in the NYSE Listed Company Standards. The Nominating Committee is responsible for identifying director nominees, assisting the Board with respect to director compensation, developing and reviewing our Corporate Governance Guidelines and overseeing the evaluation of the Board and management.

Director Compensation

Director Compensation for 2009

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on our Board in 2009. Directors who are also employees of Dynegy and the former Class B common stock directors (our Class B common stock was eliminated on May 25, 2010) were not compensated for their services as directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
David W. Biegler	$—	$70,000	$—	$—	$—	$86,000	$156,000
Thomas D. Clark, Jr.(5)	$—	$70,000	$—	$—	$—	$93,500	$163,500
Victor E. Grijalva	$90,000	$70,000	$—	$—	$—	$—	$160,000
Patricia A. Hammick(6)	$92,700	$70,000	$—	$—	$—	$10,300	$173,000
George L. Mazanec(5)	$97,500	$70,000	$—	$—	$—	$—	$167,500
Howard B. Sheppard	$92,000	$70,000	$—	$—	$—	$—	$162,000
William L. Trubeck	$54,250	$70,000	$—	$—	$—	$54,250	$178,500

(1)	Directors receive annual Company Phantom Stock Unit grants pursuant to the Directors Deferred Compensation Plan. Upon termination of service as a director, the Company Phantom Stock Units become payable, based on the director’s one-time election, in cash or Shares. The values shown under “Stock Awards” reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As of December 31, 2009, each director had the following aggregate number of Company Phantom Stock Units outstanding: Messrs. Biegler and Trubeck and Ms. Hammick—105,623; Mr. Clark—102,646; Mr. Grijalva—68,403; Mr. Mazanec—93,097; and Mr. Sheppard—53,752. These numbers reflect the numbers of Company Phantom Stock Units when granted. For consistency with the data provided in Dynegy’s definitive proxy statement on Form DEF 14A filed with the SEC on April 2, 2010, we have not adjusted the number of shares or prices per share to account for the one-for-five reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split reduced the number of Company Phantom Stock Units outstanding in respect of these grants by 80%.
(2)	No annual Company Stock Option awards or non-equity incentive plan compensation payments were made as compensation for director services in 2009 or are contemplated under our current compensation structure.
(3)

The “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column represents dividends/capital gains/losses or unrealized gains/losses on deferrals of fees and stock awards under the Directors Deferred Compensation Plan, which includes investments in Shares and various investment funds.

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As of December 31, 2009, each of the directors had cumulative losses on all prior deferrals of fees in the following amounts: Mr. Biegler—$(40,133); Mr. Clark—$(16,819); Mr. Grijalva—$(31,926); Ms. Hammick—$(76,161); Mr. Mazanec—$(53,657); Mr. Sheppard—$(19,033); and Mr. Trubeck—$(41,681).

(4)	The amounts shown as “All Other Compensation” for Messrs. Biegler, Clark and Trubeck and Ms. Hammick represent a voluntary cash deferral of fees earned at each director’s election into Shares or various investment funds that are payable upon termination in cash.
(5)	Messrs. Clark and Mazanec are no longer Directors of Dynegy.
(6)	Lead Director.

Periodically, our Nominating Committee reviews the competiveness of the compensation of our non-employee directors. The results of such review were presented to the Board with regard to the compensation of our non-employee directors for 2009. The Board determined that, based on an assessment of competiveness and the then-current economic environment, no compensation changes were appropriate at that time.

Under the Directors Deferred Compensation Plan, non-employee directors receive annual Company Phantom Stock Unit grants with an aggregate value of $70,000, awarded quarterly in arrears based on the closing price of our Shares on the last trading day of the quarter. Since the amounts of Company Phantom Stock Units granted are unfunded, directors do not actually receive Shares. We established a trust to provide an informal funding vehicle for the obligations under the plan to our directors. The assets of the trust, commonly referred to as a rabbi trust, are subject to the claims of our creditors in the event of insolvency, so the plan is considered unfunded for tax purposes. We contribute cash in amounts equal to the compensation that is deferred by us for the directors, which is then invested by the administrator of the trust in a fund of our Shares. Upon termination of service as a director, the Company Phantom Stock Units become payable, based on an election previously made by the director, in a lump sum payment or in monthly, quarterly or annual installment payments following such termination. The Company Phantom Stock Units are payable in cash or in Shares, based upon a one-time election of the director.

In addition to the Company Phantom Stock Unit grants, the non-employee directors receive the following compensation, which is payable in cash and may be deferred under the Directors Deferred Compensation Plan, in whole or in part, and invested in one or more investment options, including a hypothetical Dynegy stock fund, at a particular director’s election:

•	An annual retainer of $50,000 per year;

•	A fee of $2,000 for each Board meeting attended;

•	A fee of $1,000 for each committee meeting attended;

•	An additional annual retainer of $30,000 for the Lead Director;

•	Fees for each committee chairperson per year: Audit Committee—$20,000 per year; Human Resources Committee—$10,000 per year; Nominating Committee—$10,000;

•	An annual retainer of $5,000 and $2,500 per year for members of the Audit Committee and the Human Resources Committee, respectively; and

•

Reimbursement for reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board or its committees and related activities, including director education courses and materials.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF DYNEGY

The following table sets forth the number of Shares beneficially owned as of December 28, 2010, except as otherwise noted, by: (i) each director of the Company; (ii) our named executive officers, consisting of Mr. Williamson, Ms. Nichols, Mr. Blodgett, Mr. Lednicky and Mr. Cook; (iii) all of our current directors and officers as a group; and (iv) each person or entity the Company knows to beneficially own more than 5% of the outstanding Shares:

	Number of Shares Beneficially Owned(1)	Percent of Class(1)(2)
Directors**
David W. Biegler(3)	34,015	*
Victor E. Grijalva(3)	27,571	*
Patricia A. Hammick(3)	37,015	*
Howard B. Sheppard(3)	24,641	*
William L. Trubeck(3)	34,215	*

Named Executive Officers**
Bruce A. Williamson(4)	1,475,824	1.2%
Holli C. Nichols(5)	282,624	*
J. Kevin Blodgett(6)	184,105	*
Lynn A. Lednicky(7)	239,405	*
Charles C. Cook(8)	168,814	*

All Directors and Officers as a group (10 persons)	2,508,229	2.0%

Other
Seneca Capital Investments, L.P.(9) 590 Madison Avenue, 28th Floor New York, NY 10022	11,226,500	9.3%
Icahn Capital LP(10) 767 Fifth Avenue, 47th Floor, New York, NY 10153	18,042,212	14.9%
Donald Smith & Co., Inc.(11) 152 W. 57th Street, 22nd Floor, New York, NY 10019	8,410,038	6.9%

*	Percentage ownership of less than one percent.
**	The address of all our directors and named executive officers is the Company’s headquarters at 1000 Louisiana Street, Suite 5800, Houston, TX 77002.
(1)	The number of Shares are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Shares as to which a person has sole or shared voting power or investment power and any Shares which the person has the right to acquire within 60 days of December 28, 2010 through the exercise of any option, warrant or right, regardless of whether such arrangement is currently in the money, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Except as otherwise indicated, each person and entity has the sole voting and investment power with respect to the Shares set forth in the table.
(2)	Based upon 121,031,708 Shares issued and outstanding at December 28, 2010.

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(3)	Amounts shown include the following number of Shares payable upon termination of service as a director, at the election of the director, with respect to certain Company Phantom Stock Units awarded under the Director Deferred Compensation Plan: 32,015 Shares payable to Messrs. Biegler and Trubeck and Ms. Hammick; 21,641 Shares payable to Mr. Sheppard; and 24,571 Shares payable to Mr. Grijalva. The amounts shown do not include certain stock units held by Ms. Hammick through our Director Deferred Compensation Plan which are payable, upon retirement, exclusively in cash and not in Shares. For Mr. Sheppard, amount shown includes 3,000 Shares held in a family trust.
(4)	Amount shown includes 1,147,820 Shares issuable upon the exercise of Company Stock Options held by Mr. Williamson and 21,390 and 111,111 Shares which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,700 Shares held by the Trustee of the Dynegy Inc. 401(k) Savings Plan, or the Dynegy 401(k) Plan, for the account of Mr. Williamson, based on the market value of units held by Mr. Williamson in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our common stock as of December 28, 2010. The amount shown does not include 318,584 Company Phantom Stock Units held by Mr. Williamson through our Dynegy Inc. 2009 Phantom Stock Plan, or the Phantom Stock Plan, that are payable exclusively in cash and not in Shares.
(5)	Amount shown includes 230,554 Shares issuable upon the exercise of Company Stock Options held by Ms. Nichols and 5,347 and 29,166 shares of Company Restricted Stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 6,436 Shares held by the Trustee of the Dynegy 401(k) Plan for the account of Ms. Nichols, based on the market value of units held by Ms. Nichols in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our common stock as of December 28, 2010. The amount shown does not include 79,646 Company Phantom Stock Units held by Ms. Nichols through our Phantom Stock Plan that are payable exclusively in cash and not in Shares.
(6)	Amount shown includes 148,099 Shares issuable upon the exercise of employee stock options held by Mr. Blodgett and 3,977 and 21,875 shares of Company Restricted Stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,530 Shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Blodgett, based on the market value of units held by Mr. Blodgett in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our Shares as of December 28, 2010. The amount shown does not include 59,236 Company Phantom Stock Units held by Mr. Blodgett through our Phantom Stock Plan that are payable exclusively in cash and not in Shares.
(7)	Amount shown includes 196,769 Shares issuable upon the exercise of Company Stock Options held by Mr. Lednicky and 3,977 and 21,875 shares of Company Restricted Stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,978 Shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Lednicky, based on the market value of units held by Mr. Lednicky in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our Shares as of December 28, 2010. The amount shown does not include 59,236 Company Phantom Stock Units held by Mr. Lednicky through our Phantom Stock Plan that are payable exclusively in cash and not in Shares.
(8)	Amount shown includes 134,607 Shares issuable upon the exercise of Company Stock Options held by Mr. Cook and 5,715 and 21,146 shares of Company Restricted Stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 4,039 Shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Cook, based on the market value of units held by Mr. Cook in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our Shares as of December 28, 2010. The amount shown does not include 55,752 Company Phantom Stock Units held by Mr. Cook through our Phantom Stock Plan that are payable exclusively in cash and not in Shares.
(9)

Based on Schedule 13D/A (the “Seneca 13D”) filed with the SEC on November 8, 2010 on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Seneca Reporting Persons”). Such filing indicated that (1) International Fund had shared voting and dispositive power with respect to 7,712,100 Shares, (2) U.S. Fund had shared voting and dispositive power with respect to 3,514,400 Shares,

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(3) Seneca LP had shared voting and dispositive power with respect to 11,226,500 Shares, (4) Seneca LLC had shared voting and dispositive power with respect to 11,226,500 Shares, (5) Seneca International GP had shared voting and dispositive power with respect to 7,712,100 Shares, (6) Seneca Advisors had shared voting and dispositive power with respect to 3,514,400 Shares and (7) Mr. Hirsch had shared voting and dispositive power with respect to 11,226,500 Shares. The Seneca 13D included the following language: “Shares reported herein as being held by International Fund and U.S. Fund (the ‘Shares’) may be deemed to be beneficially owned, within the meaning of Rule 13d-3 under the Act, by Seneca LP, Seneca LLC and Mr. Hirsch. Seneca LP serves as the investment manager for each of Seneca International and U.S. Fund. Seneca LLC is the general partner of Seneca LP. Seneca International GP is the general partner of International Fund, and Seneca Advisors is the general partner of U.S. Fund. Mr. Hirsch is the managing member of each of Seneca LLC, Seneca International GP and Seneca Advisors. Each of Seneca LP, Seneca LLC, Seneca International GP, Seneca Advisors and Mr. Hirsch disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.” On November 5, 2010, International Fund and U.S. Fund replaced the previously reported call options that they held with European-style call options, providing the right to purchase 1,986,900 and 904,100 Shares, respectively, at an exercise price of $0.01 per share, by delivery notice of exercise as of April 15, 2011. Such options are not exercisable within sixty days of the filing date of the Seneca 13D, and therefore the Shares to which they relate are not currently deemed beneficially owned by the Seneca Reporting Persons.

(10)

Based on Schedule 13D filed with the SEC on November 15, 2010, Schedule 13D/A filed with the SEC on December 23, 2010 and Form 4 filed with the SEC on November 17, 2010 (the “Icahn Form 4”), each on behalf of High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the “Icahn Reporting Persons”): Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.4% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. The Icahn Reporting Persons beneficially own, in the aggregate, 18,042,212 Shares (including the 6,042,212 Shares underlying call and put options), representing approximately 14.9% of the Issuer’s outstanding Shares. High River directly beneficially owns 3,608,441 Shares (including 1,208,442 call options), Icahn Partners directly beneficially owns 5,510,709 Shares (including 1,857,034 call options), Icahn Master directly beneficially owns 6,238,314 Shares (including 2,092,971 call options), Icahn Master II directly beneficially owns 1,805,714 Shares (including 590,137 call options), Icahn Master III directly beneficially owns 879,034 Shares (including 293,628 Call Options), Hopper indirectly beneficially owns 3,608,411 Shares (including 1,208,442 call options), Barberry indirectly beneficially owns 3,608,411 Shares (including 1,208,442 call options), Icahn Offshore indirectly beneficially owns 8,923,062 Shares (including 2,976,736 call options), Icahn Onshore indirectly beneficially owns 5,510,709 (including 1,857,034 call options), Icahn Capital indirectly beneficially owns 14,433,771 Shares (including 4,833,770 call options), IPH indirectly beneficially owns 14,433,771 Shares (including 4,833,770 call options), Icahn Enterprises Holdings indirectly beneficially owns 14,433,771 Shares (including 4,833,770 call options), Icahn Enterprises G.P. indirectly beneficially owns 14,433,771 Shares (including 4,833,770 call options), Beckton

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indirectly beneficially owns 14,433,771 Shares (including 4,833,770 call options), and Carl C. Icahn indirectly beneficially owns 18,042,212 Shares (including 6,042,212 call options). The Icahn Form 4 included the following language: “Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Each of Hopper, Barberry and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares (including Options) which High River owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares (including Options) except to the extent of their pecuniary interest therein. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares (including Options) which Icahn Partners owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares (including Options) except to the extent of their pecuniary interest therein. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares (including Options) which each of Icahn Master, Icahn Master II and Icahn Master III owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares (including Options) except to the extent of their pecuniary interest therein. High River directly beneficially owns 1,208,442 call options (the “Call Options”), Icahn Partners directly beneficially owns 1,857,034 Call Options, Icahn Master directly beneficially owns 2,092,971 Call Options, Icahn Master II directly beneficially owns 590,137 Call Options, and Icahn Master III directly beneficially owns 293,628 Call Options. High River directly wrote 1,208,442 European-style put options (the “Put Options,” and together with the Call Options, the “Options”), Icahn Partners directly wrote 1,857,034 Put Options, Icahn Master directly wrote 2,092,971 Put Options, Icahn Master II directly wrote 590,137 Put Options, and Icahn Master III directly wrote 293,628 Put Options. The Call Options reference an aggregate of 6,042,212 shares of common stock of Dynegy Inc. and have an exercise price of $2.90, and expire on November 10, 2012. The Put Options have an exercise price of $2.90, reference an aggregate of 6,042,212 underlying Shares and expire on November 10, 2012. The Put Options provide that they settle in cash.”

(11)	Based on its report on Schedule 13F, as filed November 15, 2010, reporting for the quarter ended September 30, 2010.

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EXECUTIVE OFFICERS

The following table sets forth information about (1) our Chief Executive Officer, (2) our Chief Financial Officer, (3) our three other most highly compensated executive officers who were serving as executives at the end of 2009, and (4) one additional executive who retired before year-end 2009 (collectively, our “Named Executive Officers”):

Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
Bruce A. Williamson Chairman of the Board, President and Chief Executive Officer	51	2002	Mr. Williamson served as Chief Executive Officer and as a director of Dynegy since October 2002, as Chairman of the Board of Dynegy since May 2004 and as President since December 2007. Prior to joining Dynegy, Mr. Williamson served in various capacities with Duke Energy and its affiliates. From August 2001 to October 2002, he served as President and Chief Executive Officer of Duke Energy Global Markets. In this capacity, he was responsible for all Duke Energy business units with global commodities and international business positions. From 1997 to August 2001, he served as Senior Vice President of Business Development and Risk Management and President and Chief Executive Officer at Duke Energy International. Mr. Williamson joined PanEnergy Corporation in June 1995, which then merged with Duke Power in June 1997. Prior to the Duke-PanEnergy merger, he served as PanEnergy’s Vice President of Finance. Before joining PanEnergy, he held positions of increasing responsibility at Shell Oil Company, advancing over a 14-year period to Assistant Treasurer. He currently serves as a Director of Questar Corporation.

Holli C. Nichols Executive Vice President and Chief Financial Officer	40	2000	Ms. Nichols has served as Executive Vice President and Chief Financial Officer since November 2005. Ms. Nichols is responsible for oversight activities involving strategic planning and corporate business development, financial affairs, including finance and accounting, tax, treasury, risk management, internal audit and investor and credit agency relationships. Ms. Nichols previously served as Senior Vice President and Treasurer from May 2004 to November 2005, as Senior Vice President and Controller from June 2003 to May 2004 and as Vice President, Assistant Corporate

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
			Controller and Senior Consultant from May 2000 to June 2003. Ms. Nichols joined Dynegy from PricewaterhouseCoopers LLP in May 2000. She currently serves as a director of Atlantic Power Corporation.

J. Kevin Blodgett General Counsel and Executive Vice President, Administration	39	2000	Mr. Blodgett has served as General Counsel and Executive Vice President, Administration since November 2005. Mr. Blodgett is responsible for our legal and administrative affairs, including legal, government and regulatory services supporting Dynegy’s operational, commercial and corporate areas, as well as ethics and compliance, human resources, information technology and business services. Mr. Blodgett previously served as Senior Vice President, Human Resources from August 2004 to November 2005, as Group General Counsel-Corporate Finance & Securities and Corporate Secretary from May 2003 to August 2004 and as Assistant General Counsel, Senior Corporate Counsel and Corporate Counsel from October 2000 to May 2003. Mr. Blodgett joined Dynegy from Baker Botts LLP in October 2000.

Lynn A. Lednicky Executive Vice President, Operations	50	1991	Mr. Lednicky has served as Executive Vice President, Operations since October 1, 2009. Mr. Lednicky is responsible for the operational management of our fleet of power generation assets. He previously served as Executive Vice President-Asset Management, Government and Regulatory Affairs from March 2009 to October 2009, Executive Vice President, Asset Management, Development, and Regulatory Affairs from January 2008 to March 2009, Executive Vice President, Commercial and Development from January 2007 to January 2008, Executive Vice President of Strategic Planning and Corporate Business Development from November 2005 to January 2007, Senior Vice President of Strategic Planning and Corporate Business Development from July 2003 to November 2005 and Senior Vice President of Power Origination from December 2000 to July 2003. Mr. Lednicky joined our predecessor,

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Name and Business Address(1)	Age	Director/Served with Dynegy Since	Principal Occupation, Business Experience and Directorships
			Destec Energy, Inc., in July 1991. Mr. Lednicky is a member of the U.S. Department of Energy National Coal Council and the EPRI Research Advisory Committee.

Charles C. Cook Executive Vice President, Commercial Operations and Market Analytics	46	1991	Mr. Cook has served as Executive Vice President, Commercial Operations and Market Analytics since December 2008. Mr. Cook has direct responsibility for overseeing all commercial functions and asset management related to Dynegy’s power generation fleet. Mr. Cook most recently served as Senior Vice President-Strategic Planning, Corporate Business Development and Treasurer from January to December 2008 and served as Senior Vice President and Treasurer from 2005 until 2007. Mr. Cook joined our predecessor, Destec Energy, Inc., in 1991, and was promoted to Vice President in 2002.

(1)	The address of all our directors and executive officers is the Company’s headquarters at 1000 Louisiana Street, Suite 5800, Houston, TX 77002.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion should be read together with the compensation tables and disclosures for our Named Executive Officers included under “Executive Compensation.” The following discussion contains statements regarding future company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be considered as statements of our expectations or estimates of results or other guidance; to that end, these targets and goals will not be subject to updating.

Executive Summary

Our executive compensation program is primarily designed to attract, motivate and retain a highly qualified executive management team capable of effectively managing our power generation business. This program is administered by the Human Resources Committee, which utilized Towers Perrin, an independent compensation consultant, to assist it in discharging its responsibilities for the 2009 performance year. In the following discussion and analysis, we describe in detail our executive compensation philosophy and objectives and the 2009 compensation for each individual who served as our Named Executive Officers.

The following discussion and analysis is designed to provide insight into our compensation philosophy, practices, plans and decisions. In summary:

•	We believe that rewards should be competitive, should not be viewed as entitlements and should be based upon the performance of the Company and the individual executive.

•	The Human Resources Committee exercises its judgment and discretion when reviewing corporate and individual performance relative to pre-determined financial and operational measures.

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•

Competitive benchmark data, comprised of aggregate industry peer proxy statement data and general industry survey data, are reviewed annually by the Human Resources Committee when making base salary, short-term incentive and long-term incentive decisions regarding our Named Executive Officers.

•	Performance-based awards continue to be a critical tool in providing appropriate incentives for our Named Executive Officers to create long-term value for our stockholders.

•

In determining compensation levels for each Named Executive Officer, the Human Resources Committee considers job responsibilities, historical pay, internal equity pay levels, experience and performance (both corporate and individual performance) in an attempt to reward and motivate both short-term and long-term value creation for our stockholders.

•

In 2009, we exceeded both our financial and non-financial annual performance objectives, but as of April 2010 were not likely to achieve the stock price targets contained in the performance units (the “Company Performance Awards”) granted in April 2007 and payable in April 2010; the Human Resource Committee’s compensation decisions reflected this performance at that time.

Executive Compensation Philosophy

Our executive compensation program reflects a fundamental belief that rewards should be competitive, both in elements and amount, with the broad labor market in which we compete for executive talent and commensurate with corporate and individual performance. Annually, the Human Resources Committee reviews and updates, where appropriate, our compensation philosophy for consistency with our near-term and long-term business strategy. Our “Compensation Guiding Principles,” which are listed below, serve to formalize and document our compensation philosophy. In addition, these principles provide a foundation for certain compensation decisions, as well as a common language for communicating those decisions to executives, employees and stockholders. These “Compensation Guiding Principles” are as follows:

•	Our compensation strategy is based on our core values and business strategy.

•

Our total compensation for each individual should provide reasonable upside potential for exceptional performance, while maintaining competitiveness during, but appropriately reflecting, market or economic downturns.

•	Our compensation delivery practices should allow for differential pay levels based on both corporate and individual performance.

•	Our key compensation elements—base pay, short-term incentives and long-term incentives—should complement each other.

•	Our variable pay programs should be designed as forward-looking incentives with clear transparency.

•	Our long-term incentives and stock ownership guidelines should encourage share price improvement and a strong link to stockholder interests.

•	Our compensation programs should be designed and administered to encourage sustained long-term growth in our cyclical industry.

•

Our overall compensation strategy should recognize that attraction and retention of key talent is critical to the attainment of our stated business goals and objectives and to the creation of value for our stockholders.

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Executive Compensation Program Objectives

Consistent with the stated purpose and the Compensation Guiding Principles listed above, the structure of our compensation program reflects the following key objectives: (1) Pay for Performance; (2) Market Competitiveness; and (3) Long-Term Stockholder Value.

Pay for Performance. It is our belief that the variable components of compensation should not be viewed as entitlements, but rather should be awarded for delivering results relative to pre-determined business goals and objectives and for executing on our business strategy to create long-term value for our stockholders. To this end, each year the Board approves a comprehensive set of financial and non-financial goals and objectives for the coming year. Our progress, and the Named Executive Officers’ contributions relative to these goals and objectives, is monitored and discussed during the year by the Board and the Human Resources Committee. At year-end, compensation awards are made based on the Human Resources Committee’s overall assessment of performance, including the degree to which these goals and objectives have been achieved and the impact of external factors.

Financial Objectives. The first category of goals represents the financial objectives used by executive management and the Board in assessing our annual performance and communicating that performance to the investment community. In determining short-term incentive opportunity levels for 2009, the Human Resources Committee adopted guidelines pursuant to which financial objectives comprised 90% of the total funding opportunity. This weighting for financial performance is aligned with our stated objective of creating stockholder value. The financial performance metric was based on the attainment of established Adjusted EBITDA levels, with performance in reducing General and Administrative (“G&A”), expenses considered as an additional reference point when considering overall financial performance. Adjusted EBITDA is aligned with the manner in which we publicly disclose our financial performance, while a reduction in G&A expenses is an appropriate objective that is aligned with prudent actions and behaviors in the current economic and business environment. Please read “—Analysis—Named Executive Officer Compensation” below for a discussion of 2009 compensation and the specific performance and financial targets on which such compensation was based.

Additionally, the Human Resources Committee formally established a separate financial performance requirement for the Named Executive Officers. This separate performance target, which we refer to as a “gate” or a minimum funding requirement, must be met before any amount of short-term incentive awards will be paid to the Named Executive Officers and provides another method to foster the alignment of executive interests with investor interests and our annual performance goals and objectives. For 2009, the Human Resources Committee set this minimum performance level at $700 million of Adjusted EBITDA. Performance below this minimum level would result in no short-term incentive awards to the Named Executive Officers, regardless of non-financial performance or any other adjustments.

Non-Financial Objectives. The second category of goals and objectives is non-financial in nature. These objectives, which represent 10% of the total short-term incentive funding opportunity for the 2009 performance year, are centered on our core operating focus: (1) operate and commercialize our assets well; (2) protect liquidity and near-term cash flow; and (3) manage overall spending. While specific targets were not set for these non-financial objectives, the Named Executive Officers reviewed the strategic intent behind each of these focus areas with the Board at the start of the year and provided regular updates on progress throughout the 2009 performance year. Please read “—Analysis—Named Executive Officer Compensation” below for a discussion of 2009 compensation and the specific non-financial performance that influenced such compensation.

In addition to the above-described financial and non-financial goals and objectives, executive compensation decisions are also based on the individual performance of our Named Executive Officers. In particular, we have adopted a set of core values that reflect the key leadership qualities and behavioral attributes that our executive compensation program is designed to foster and reward. These qualities and attributes include, among others: honesty and integrity; individual responsibility and accountability; engagement and development of our

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employees; and doing the right things with an expectation that the right things will happen. In evaluating our Chief Executive Officer from this perspective, the Human Resources Committee conducts an annual performance review together with the Board and evaluates his performance based on interaction with him throughout the year. Similarly, the Human Resources Committee, which approves the compensation for our executive officers other than our Chief Executive Officer, consults with the Chief Executive Officer as to his performance review of our other executive officers and their achievements relative to our core values. The Human Resources Committee also evaluates and considers executive leadership in furtherance of our core values based on its subjective judgment and without a precise weight or formula. As a general rule, the Human Resources Committee places greater emphasis on the financial objectives or results than it does on non-financial objectives or leadership when making its compensation decisions.

Market Competitiveness and Independent Compensation Consultant. We believe that in order to attract and retain highly qualified executives, our executive compensation program must be competitive, both in elements and amount, with the broad labor market in which we compete for talent. To support our objective of paying market competitive compensation, each year the Human Resources Committee conducts a detailed competitive evaluation (including, among other things, a review of proprietary and proxy statement information) with its independent compensation consultant. For 2009, the Human Resources Committee, without management participation, retained Towers Perrin as its independent consultant, primarily based upon the firm’s depth and breadth of expertise in executive compensation and familiarity with our industry. Towers Perrin was engaged to provide consultant advice and services to the Human Resources Committee, collect competitive executive compensation data, assess the competitiveness of our current compensation programs and strategies and provide information on trends, new rules/regulations and laws that may impact executive compensation practices and administration. Towers Perrin reports to and acts at the sole discretion of the Human Resources Committee and is prohibited from performing services for our management without pre-approval by the Human Resources Committee.

On January 3, 2010, Towers Perrin and Watson Wyatt announced the completion of a merger to create Towers Watson & Co. As a result of this merger, the combined company provides compensation consultant services to our Human Resources Committee (Towers Perrin) and retirement benefit plan actuarial services for the entire organization (Watson Wyatt). Watson Wyatt has served as the actuary for our retirement benefit plans since 2008, with fees associated with these services of approximately $541,000 in 2009. Fees associated with Towers Perrin’s consulting services to the Human Resources Committee totaled approximately $60,000 for 2009. Since the agreement to provide actuarial services by Watson Wyatt, and almost all of the compensation consultant services performed by Towers Perrin for 2009, preceded the merger with Towers Perrin, the Human Resources Committee believed there was no conflict of interest for 2009. However, with the recent completion of the Towers Perrin-Watson Wyatt merger, the Human Resources Committee intends to review and consider alternative arrangements for 2010.

In an attempt to ensure meaningful competitive compensation comparisons for 2009 executive compensation purposes, the Human Resources Committee reviewed and approved Towers Perrin’s approach of constructing our comparative executive compensation data from a combination of peer group proxy statements and published compensation surveys. Towers Perrin collected compensation data from the most recent proxy statement filings for a group of six comparator companies (AES Corp., Allegheny Energy Inc., Edison International, Mirant Corporation, NRG Energy Inc. and RRI Energy, Inc., each a “Comparator Company” and collectively the “Comparator Group”). The Human Resources Committee and Towers Perrin believe these companies are similar to us in business focus and, despite inexact overlap of operations and the limited number of Comparator Companies, represent useful reference points for executive compensation purposes. These companies are the same Comparator Companies that were used in 2008. The Comparator Group proxy statement data collected included base salaries, total compensation amounts and long-term incentive award levels for the Chief Executive Officer, Chief Financial Officer and next three highest-compensated named executives.

Additionally, Towers Perrin used data from its 2009 Executive Compensation Database and Long-Term Incentive Plan Report to provide data for positions with similar roles and responsibilities as our Named

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Executive Officers. The survey data were provided from over 761 companies from 11 general industry categories. This group of 761 companies was narrowed to those companies with revenues between $3 and $6 billion to increase comparability. The survey data from this group was updated using an assumed annual update factor of 3.0%, and is referred to as the general industry survey data. As a result, the general industry survey data includes only those companies with revenues similar to ours and with similar broad operating characteristics. The Comparator Group proxy statement data described in the preceding paragraph provide an industry-based context for the Human Resources Committee’s executive compensation decisions. However, because of the limited number of Comparator Companies, the inexact overlap of their operations and because we compete for talent within a broader industry group, the Human Resources Committee uses this general industry survey data as an additional reference point. The general industry survey data primarily are relied upon in determining market competitiveness, as the larger statistical sample size should reflect less variability and volatility. For 2009, there were 111 companies in the general industry survey data, none of which were considered material on an individual basis because the Human Resources Committee considers the general industry survey data as a whole.

The Human Resources Committee considers comparative data in structuring our compensation program elements and determining the value of each element to be awarded to our Named Executive Officers. Based upon this market review, it provides three types of compensation to our Named Executive Officers—base salary, short-term incentives and long-term incentives. Proportionally, base salary comprised approximately 20% of the Named Executive Officers’ total compensation package for 2009, with short-term incentives and long-term incentives comprising approximately 17% and 63%, respectively. This compensation mix generally is consistent with those of our Comparator Group, except that our mix is more heavily weighted toward long-term incentives. These awards, which were somewhat unusual in 2009 due to particular circumstances which are further described below, reflect what we believe is a competitive balance between current and long-term compensation and cash and non-cash compensation. The emphasis on long-term incentives is meant to support our stated strategy of creating long-term value for our stockholders. Please read “—Elements of Executive Compensation” below for a detailed discussion of these compensation types and the specific reasons for using them.

Long-Term Stockholder Value. Our total compensation strategy includes the use of long-term incentive awards designed to align individual executive performance with the interests of our stockholders. We use long-term incentives that are predominately performance-based as a tool to incentivize our Named Executive Officers to create long-term stockholder value. The value of these long-term incentives is based on appreciation of our stock price and cumulative Adjusted EBITDA targets. In furtherance of this strategy, we provide long-term incentive opportunities to earn values targeted generally within range of the 60th percentile of the general industry survey data, or somewhat higher than the market median. These long-term incentive opportunities reflect performance targets that the Human Resources Committee believes correlate to a 60th percentile level of performance and are designed to accomplish the specific objectives laid out below in “—Elements of Executive Compensation—Long-Term Incentive Awards.” Additionally, in early 2006, the Corporate Governance and Nominating Committee adopted stock ownership guidelines for members of the executive management team and other officers, which were intended to further align interests among our executive officers and stockholders.

Potential Impact of Restatements and Ability to Claw Back Compensation Awards. As stated in our Corporate Governance Guidelines, the Human Resources Committee has a mechanism to address any restatements that may impact our key financial metrics and our financial performance. Pursuant to this mechanism, in the event of a restatement of our financial statements, the Human Resources Committee will review all bonuses and other incentive and equity compensation awarded to executive officers that were based on the achievement of specified performance targets during the period for which such financial results are or will be restated. The Human Resources Committee will take action, as it determines to be appropriate, with respect to any such bonuses or other incentive or equity compensation awards to the extent such specified performance targets were not achieved in light of the restatement, which could include seeking to recover amounts paid. We believe this mechanism allows for remedial action to be taken if executive compensation is awarded for achievement of financial performance that is later determined not to have been achieved, and further aligns our Named Executive Officers’ interests with those of our stockholders.

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Named Executive Officers. For 2009, our Named Executive Officers were: Mr. Williamson (Chairman, President and Chief Executive Officer); Ms. Nichols (Executive Vice President and Chief Financial Officer); Mr. Blodgett (General Counsel and Executive Vice President, Administration); Mr. Lednicky (Executive Vice President, Operations); Mr. Cook (Executive Vice President, Commercial and Market Analytics); and Mr. Eimer (former Executive Vice President, Operations). Mr. Lednicky, formerly Executive Vice President, Asset Management, Development and Regulatory Affairs, assumed his current role following the retirement of Mr. Eimer on October 1, 2009.

Employment Agreements. We maintain a philosophy of employing executives without employment agreements and believe that the compensation, severance and benefit plans offered to our eligible officers provide appropriate reward opportunities and benefits for our Named Executive Officers.

Elements of Executive Compensation

As previously described, our Named Executive Officers are eligible to receive three primary forms of compensation: base salary; short-term cash incentive awards; and long-term incentive awards.

Base Salary. Base salaries function as the fixed, recurring cash portion of the Named Executive Officer’s total compensation package. In determining the level of base salary for each Named Executive Officer, the Human Resources Committee considers the Named Executive Officer’s job responsibilities, experience and performance. The Human Resources Committee annually reviews external benchmark data (our Comparator Group proxy statement data and general industry survey data as described above under “—Executive Compensation Philosophy—Market Competitiveness”), provided by its independent compensation consultant, to ensure that base salaries remain competitive. Any adjustments are made based primarily upon the Named Executive Officer’s position relative to this market data. For base salaries, based on general industry survey data, we target the 50th percentile as a competitive level of pay. Base salaries generally fall in a range of 80% to 120% of the 50th percentile. This range provides the Human Resources Committee the ability to consider expertise, demonstrated performance, tenure in the current role, historical pay, internal equity, market movement and other relevant factors when determining base salaries for our Named Executive Officers. In our estimation, to target base salaries lower than this range would restrict our ability to attract and retain key talent; to target base salaries higher than this range could potentially result in greater compensation than is necessary to attract and retain key talent to the detriment of our stockholders. The Human Resources Committee, with input from Towers Perrin, ultimately exercises its judgment while considering competitive data, individual performance, internal equity, current position relative to the market and market value, among other factors, to determine base salaries for our Named Executive Officers. Please read “—Analysis—Named Executive Officer Compensation” below for further discussion on the Named Executive Officers’ base salaries.

Short-Term Incentives. Short-term incentives serve as a variable, at-risk element of each Named Executive Officer’s total compensation package and are based on the attainment of pre-established performance goals and objectives during the performance year. Short-term incentives are generally paid in cash. Our short-term incentive compensation plan is structured to align executive interests with both stockholder interests and our annual performance goals and objectives. The annual cash incentive bonus opportunity for each executive officer is established at the beginning of the performance year and is commensurate with each executive’s job responsibilities. The short-term incentive for Mr. Williamson was targeted at the 50th percentile (100% of annual base salary) for 2009 and provided an opportunity for target total cash compensation at approximately the 50th percentile. The short-term incentive target for the other Named Executive Officers was also targeted at 100% of annual base salary for 2009, which translates to closer to the 75th percentile of market and provides an opportunity for total cash compensation at approximately the 60th percentile of market. The short-term incentive target payouts would, by design, only be earned through achievement, in the Human Resources Committee’s judgment, of performance objectives commensurate with 75th percentile performance. In this manner, the short-term incentive target payout is reasonably aligned with market comparables. We believe these incentive levels also serve to attract, retain and motivate a highly qualified executive management team capable of achieving the

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specified target performance goals. In particular, we believe that by providing the opportunity to achieve greater than the 50th percentile for short-term incentive awards and greater than the 60th percentile for long-term incentive awards (as discussed below), we provide appropriate upside potential for executives during a changing, commodity cyclical business environment. These opportunities are not guaranteed and provide adequate flexibility for downward adjustments to reflect corporate or individual performance at less than the targeted level and overall market and economic conditions. These downward adjustments were demonstrated with the annual short-term incentive awards made at 55% of target opportunity for 2008 and 85% of target opportunity for 2009 for each of the Named Executive Officers. Corporate performance or individual performance can result in either no annual incentive bonus or an annual incentive bonus award that is less or greater than the target opportunity level.

In addition to our financial and operational performance during the performance year, the amount of any short-term incentive award is dependent on the individual executive’s performance. The Human Resources Committee, in making its determination of compensation levels, uses its discretion to determine how individual performance should impact the short-term incentive award for each Named Executive Officer. Our annual short-term incentive targets, and any approved payments, are also reviewed annually with the Human Resources Committee’s independent compensation consultant. Please read “—Analysis—Named Executive Officer Compensation” below for further discussion of the Named Executive Officers’ short-term incentive awards for the 2009 performance year.

Beginning with the 2008 performance year, the Human Resources Committee formally established threshold, target and maximum performance levels to be used as guidelines when determining funding levels for the short-term incentive program. For 2009, formal threshold, target and maximum performance levels were established for the Adjusted EBITDA metric, with the short-term incentive target being set higher than our original 2009 Adjusted EBITDA estimate. This target was established subject to adjustment for the impact of commodity prices and other factors that materialized differently than our original 2009 plan had assumed. For the non-financial performance objectives, which represented 10% of the total opportunity, the Human Resources Committee exercised its discretion in determining the performance level. Additionally, for the Named Executive Officers, a threshold Adjusted EBITDA performance level was established to serve as a “gate” for their eligibility to receive a short-term incentive award. At the end of the 2009 performance year, the Human Resources Committee used these measures as guidelines to determine award levels.

2009 Short-Term Incentive Program

Financial Performance (90% of total opportunity):

•	Adjusted EBITDA of $950 million

•	Adjusted EBITDA served as the principal factor (meaningful reduction in 2009 plan G&A expenses served as an additional reference point)

•	Adjusted EBITDA threshold performance level of $700 million served as the “gate” for Named Executive Officer participation in the short-term incentive program, with no adjustments

Non-Financial Performance (10% of total opportunity):

•	Attainment of strategic objectives: (1) operate and commercialize our assets well; (2) protect liquidity and near-term cash flow; and (3) manage overall spending

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Attainment and Award Opportunity Range:

•	Threshold (80%), Target (100%) and Maximum (120%) performance levels to be determined by the Human Resources Committee

•	Award opportunity ranges from 50% (if threshold performance is reached) to 150% (for maximum performance) as determined by the Human Resources Committee

Amount of Adjusted EBITDA	STI Award Opportunity Level	STI Funding % Relative to Target
$760 MM	Threshold	50%
$950 MM	Target	100%
$1.1 Billion	Maximum	150%

This structure served as the framework for short-term incentive opportunities for all eligible employees, including the Named Executive Officers. We believe that, by establishing a set of core financial and non-financial performance objectives that are used to determine short-term incentive awards across the organization, we encourage performance and behaviors that are consistent across the organization.

For 2010, the short-term incentive program goals again consist of financial and non-financial objectives; however, the weighting is adjusted in such a manner that at least 50% of the incentive compensation opportunity for our Named Executive Officers is based on financial performance. The remaining funding opportunity is determined based on non-financial performance objectives consistent with our business strategy. The primary financial measure for 2010 continues to be Adjusted EBITDA, with cost savings achievements consistent with our 2010-2013 cost savings program to serve as an additional reference point. Similar to 2009, a “gate” based on a minimum 2010 Adjusted EBITDA target has been established for our Named Executive Officers. While Adjusted EBITDA continues to play a critical role in measuring performance, the Human Resources Committee has sought to create an incentive mix that reflects an appropriate balance in our financial performance and key strategic business priorities. Ultimately, the final decision to award short-term incentives is based on the discretion and judgment of the Human Resources Committee after considering all factors it believes to be relevant.

Long-Term Incentives. Long-term incentive opportunities serve as the most significant at-risk element of the executive’s total compensation package. We focus on the attainment of long-term performance goals and objectives, which are deemed instrumental in creating long-term value for stockholders and long-term retention incentives for our executives. Long-term incentive opportunities, in the form of equity-based awards, generally do not fully vest, and in the case of performance units require attainment of specified performance goals to earn, until three years after the grant date. They are structured to achieve a variety of long-term objectives, including: retaining executives; aligning executives’ financial interests with the interests of stockholders; and rewarding the achievement of long-term specified strategic goals and/or superior stock price performance. We generally target within range of the 60th percentile of the market for long-term incentives and set the performance objectives required to earn the target awards with, in the Human Resources Committee’s judgment, 60th percentile performance. Long-term incentives for executives are generally granted at the same time that annual cash incentive awards are determined for performance in the prior year.

For awards granted in March 2009, the Human Resources Committee granted long-term incentives to our executives in the form of Company Stock Options, cash-settled Company Phantom Stock Units and Company Performance Awards. The Human Resources Committee, in making its 2009 long-term incentive determinations, was particularly focused on the need for executive retention given the relatively low level of outstanding equity incentives existing prior to these 2009 awards and chose award levels designed to increase retention incentives. Please read “—Named Executive Officer Compensation” below for further discussion of value realization of long-term incentives prior to 2009. It was the Human Resources Committee’s belief that long-term incentives at

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a level of 1.5X the prior year’s target level were necessary to strengthen the alignment of long-term incentive opportunities for our executives with the expectation of attaining a higher than median level of performance and better aligned the near-term and long-term interests of our executives with those of our stockholders.

In March 2010, the long-term incentive awards granted to our executives were structured as follows:

LTI Award Element	Percentage of LTI Award Value	Vesting Schedule
Company Stock Options	20%	Ratable vesting of 1/3 each year
Company Restricted Stock	20%	Cliff vesting on the three-year anniversary of the grant date
Company Performance Awards	60%	Award, if any, determined at the end of the three-year performance period

The market competitiveness of our long-term incentive structure is reviewed annually by the Human Resources Committee with its independent compensation consultant. Company Restricted Stock and Company Stock Options tie directly to the performance of our Shares, provide the executive an incentive to build long-term value for our investors and are an effective means of executive retention because the awards are focused over the longer term and generally vest over a period (or at the end) of three years. The number of Company Stock Options awarded is typically based on the Black-Scholes valuation model. The number of shares of Company Restricted Stock awarded is based on the fair market value of our Shares as of the date of grant and the award value will be paid in shares upon vesting.

Beginning in 2006 and continuing through 2010, a portion of each executive’s long-term incentive award value was made in the form of Company Performance Awards. For awards granted in March 2010, the Human Resources Committee chose to base 2/3 of the award on stock price performance at the end of three years and to base 1/3 of the award on attainment of cumulative Adjusted EBITDA goals over a three-year performance period. Please read “— Analysis — Named Executive Officer Compensation” below for further discussion of the Named Executive Officers’ long-term incentive awards for the 2009 performance year.

During its annual review of our incentive plans, the Human Resources Committee reviewed our long-term incentive plans and the related Shares available for grant within each plan. As a result of this analysis, which revealed that given the age of our current plans, limits on the number of Company Restricted Stock awards that can be granted under the 2002 Plan, the limited number of Shares available to grant and the limited tax deductibility of awards issued from these plans, the Human Resources Committee recommended to the Board that a new long-term incentive plan be presented for stockholder approval in 2010. The stockholders approved the 2010 Long Term Incentive Plan on May 21, 2010.

Equity Grant Practices. The Human Resources Committee oversees our equity-based compensation plans. In carrying out its duties, the Human Resources Committee may from time to time authorize the granting of Company Stock Options or other equity-based awards pursuant to the terms and conditions of such plans. As a matter of policy, the Human Resources Committee generally grants Company Stock Options, shares of Company Restricted Stock or Company Phantom Stock Units and other equity-based awards in conjunction with the annual compensation cycle. All such award grants are made at a scheduled meeting of the Human Resources Committee during the first several months of the year, and the exercise price of any Company Stock Option grant is the closing price of our Shares on the date of the Human Resources Committee’s meeting (the grant date). These and the other terms of any stock option or other equity-based award grants are documented in the form of one or more award agreements approved by the Human Resources Committee on or before the grant date.

From time to time, the Human Resources Committee may determine that it is desirable or appropriate to grant Company Stock Options or other equity-based awards to an individual upon employment or commencement of service with us. The Human Resources Committee must approve any such Company Stock Option or other equity-based grants. The exercise price of any such Company Stock Option grants is the closing price of our common stock on the date of the meeting (the grant date).

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Executive Perquisites. In reviewing the total compensation packages for our Named Executive Officers with its independent compensation consultant, the Human Resources Committee reviews executive perquisites on an annual basis. Our internal assessment of perquisites provided to Named Executive Officers during 2009 revealed that perquisites generally were limited to cell phones and personal digital assistants primarily used for business purposes, home security services and executive education benefiting Dynegy.

In 2007 and 2008, security assessments were conducted by a third party at the homes of each Named Executive Officer. These assessments were conducted primarily because of the potential for security threats. Based on the results of these assessments, certain enhanced home security measures, which we believe further the interests of our stockholders, were recommended for the Named Executive Officers. Costs incurred during 2009 related to installation or maintenance of home security measures consistent with these recommendations were: Mr. Williamson (approximately $70,000), Ms. Nichols (approximately $1,800), Mr. Blodgett (approximately $1,600), Mr. Lednicky (approximately $2,100), Mr. Cook (approximately $300) and Mr. Eimer (approximately $18,000). During 2009, each Named Executive Officer was provided with tax gross-up payments totaling approximately $52,000 related to executive perquisites. Beginning in 2010, the Human Resources Committee determined that tax gross-up payments on executive perquisites will no longer be provided. Please read “Executive Compensation—Summary Compensation Table for 2007, 2008 and 2009” below for further details on executive perquisites.

Overall, the total value of perquisites for our Named Executive Officers represents approximately 1% or less of total compensation. While the Human Resources Committee will continue to assess the competitiveness of executive perquisites, it believes the current limited use of this element of total compensation is appropriate.

Other Compensation and Benefit Plans. Qualified benefit plans comprise additional elements of total compensation for our Named Executive Officers. Generally, each Named Executive Officer is eligible, as are all our corporate employees, to participate in the Dynegy 401(k) Plan which provides for a dollar-for-dollar match for each dollar contributed (on a pre-tax or Roth basis) up to 5% of salary payable in the form of common stock (with such elective contributions capped at $16,500 for 2009). Generally, each Named Executive Officer is also eligible for a qualified pension benefit under the Dynegy Inc. Retirement Plan (the “Retirement Plan”). This pension benefit, in the form of the Portable Retirement Benefit (the “PRB”) provides a defined benefit that grows each year at a variable rate (30-year Treasury rate). This benefit, introduced in 2001, provides an annual contribution of 6% of the Named Executive Officer’s salary (with such salary capped at $245,000 for plan purposes for 2009). Our contributions to the Dynegy 401(k) Plan vested at a rate of 50% per year and contributions to the PRB vested at a rate of 33.33% per year for 2009. Mr. Eimer was not eligible for the Dynegy 401(k) Plan or the PRB. Mr. Eimer was a participant in the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (the “DMG 401(k) Plan”), which provides for a match of $.50 for each dollar contributed (on a pre-tax or Roth basis) up to 6% of salary and provides for 100% immediate vesting. Mr. Eimer received a distribution of his total DMG 401(k) Plan benefit in connection with his retirement. Mr. Eimer’s benefit under the Retirement Plan, unlike the PRB under that plan, is a traditional formula-based pension benefit; Mr. Eimer commenced distribution of this benefit in connection with his retirement. All of our Named Executive Officers were fully vested in all of our past and future contributions based on their years of service.

Two restoration plans were adopted in 2008, the Dynegy Inc. Restoration 401(k) Savings Plan (the “Restoration 401(k) Plan”), and the Dynegy Inc. Restoration Pension Plan (the “Restoration Pension Plan”). The key elements of the restoration plans include:

•	Under both plans, all employees who are eligible employees under the applicable qualified plans and earn in excess of a certain qualified plan limit may participate (for 2009, the limit was $245,000);

•

Additionally, under the Restoration Pension Plan, employees who are eligible employees under the applicable qualified pension plans and earn in excess of another qualified plan limit may participate (for 2009, the limit was generally the lesser of $195,000 or 100% of a participant’s average compensation for his or her highest three years);

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•	Definition of plan pay under the restoration plans mirrors our existing qualified plans (base pay); and

•	Benefits will be paid in the form of a lump sum, with service under the plans taken into account for employment on and after January 1, 2009.

We also have a legacy non-qualified executive deferred compensation plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan was suspended in 2003 and no contributions have been made under the Deferred Compensation Plan since that time. Mr. Lednicky was the only Named Executive Officer with a balance in this suspended program at the end of the 2009 fiscal year.

Change in Control Arrangements. We have entered into arrangements and maintain plans that require us to provide specified payments and benefits to the Named Executive Officers in connection with a change in control. These plans and payments are described below under “Executive Compensation—Potential Payments upon Termination or Change in Control.” In particular, our Executive Change in Control Severance Pay Plan (the “Change in Control Plan”), provides for the vesting of outstanding equity-based awards and the payment of certain severance benefits to our executives in connection with a change in control, as defined in the Change in Control Plan. The Change in Control Plan, most recently adopted by the Human Resources Committee in 2008 after consultation with its independent compensation consultant, was adopted to enable us to attract and retain critical talent in a marketplace with a potential for industry consolidation and significant shortfalls in the executive talent pool. For a description of potential payment and benefits that would be provided upon consummation of the Offer or the effective time of the Merger, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Relationship with Current Officers and Directors of the Company” in the Schedule 14D-9.

Our Change in Control Plan, as adopted on April 3, 2008, defines “change in control” to include:

•

a merger, consolidation or the sale of assets or equity interests that results in (1) the equity securities holders immediately prior to such event no longer being entitled to 51% or more of the votes eligible to be cast in the election of directors in the resulting entity, or (2) the Board members immediately prior to such event no longer constituting at least a majority of the Board of the resulting entity;

•	our dissolution or liquidation;

•

any person or group gains ownership or control of 50% or more of the combined voting power of the outstanding securities of (1) Dynegy, if we have not engaged in a merger or consolidation, or (2) the resulting entity, if we have engaged in a merger or consolidation;

•	a contested election of directors which results in members of the Board immediately before such election ceasing to constitute a majority of the Board; or

•	the adoption by the Board or the Human Resources Committee of a resolution declaring that a change in control has occurred.

The most important features of the Change in Control Plan are as follows:

Participants:	All employees at the Managing Director level and above, including the Named Executive Officers

Triggers:	First Trigger—a change in control event Second Trigger—if, in connection with a change in control event, a participant is involuntarily terminated or terminates for “good reason,” generally as a result of a change in terms of service, defined as: (1) a material reduction in duties; (2) a material reduction in total compensation; or (3) a relocation of 50 or more miles

Protection Period:	60 days before and two years following the change in control event

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Severance Multiple:

CEO = 2.99 x (base salary + short-term incentive award at target)

EVP = 2.5 x (base salary + short-term incentive award at target)

SVP = 2.0 x (base salary + short-term incentive award at target)

VP = 1.5 x (base salary + short-term incentive award at target)

MD = 1.0 x (base salary + short-term incentive award at target)

Short-Term Incentive:	Pro-rata short-term incentive award payable at target

Equity Vesting:	Determined based on the long-term incentive award agreements (generally upon a change in control event)

Benefit Continuation of Certain Health and Welfare Benefits:	CEO = 36 months EVP = 30 months SVP = 24 months VP = 18 months MD = 12 months

The Human Resources Committee believes that given the likelihood of further power industry consolidation, the continued provision of change in control benefits of this type will be necessary to enable us to attract and retain highly qualified executive talent.

Analysis

Determination of Named Executive Officer Compensation. The Board has delegated to the Human Resources Committee, through its committee charter, the following responsibilities with respect to Named Executive Officer compensation:

•

Review and approve our goals and objectives relevant to compensation of our Chief Executive Officer and, together with the Lead Director, evaluate the Chief Executive Officer’s performance in light of these goals and objectives and recommend to the other independent directors the Chief Executive Officer’s compensation level based on this evaluation; and

•	Review and approve the compensation for our other Named Executive Officers.

The Chief Executive Officer, with the assistance of our Human Resources department, presents a number of compensation alternatives for the Named Executive Officers that report to him consistent with his views of their overall contributions during the performance year. These alternatives are reviewed and considered by the Human Resources Committee, with input from its independent compensation consultant, when approving the compensation for our non-Chief Executive Officer Named Executive Officers.

Named Executive Officer Compensation. For the 2009 performance year, the following financial and non-financial performance objectives were recommended by management and approved by the Board at the beginning of the year. These performance objectives, as supplemented by more detailed supporting accomplishments applicable to each of our Named Executive Officers, provided a framework for the Human Resources Committee to assess our 2009 performance and to determine the Named Executive Officers’ compensation. The financial performance objectives were to account for 90% of the potential short-term incentive opportunity, with Adjusted EBITDA being the principle measure. The non-financial objectives, as described below, were to account for 10% of the potential short-term incentive opportunity. Additionally, the financial performance goals were based on various assumptions, including assumptions with respect to commodity prices, with the understanding that our actual financial performance would be assessed based on actual commodity prices and factors considered relevant by the Human Resources Committee at the time the short-term incentive award was to be approved. The Human Resources Committee believes that, collectively, the

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goals and objectives that were established for the 2009 performance year were set at a level consistent with 60th percentile or better performance and were appropriately challenging with respect to advancing our business strategy and the interests of our stockholders and to assess performance of the Named Executive Officers and their functions.

Financial Performance Objectives (represents 90% of total funding opportunity)

•	Adjusted EBITDA of $950 million (to serve as the principal factor)

•	Meaningful reduction in 2009 plan G&A expenses of $180 million (to serve as an additional reference point)

•	Adjusted EBITDA threshold performance level of $700 million to serve as “gate” for Named Executive Officer participation in the short-term incentive program

Non-Financial Performance Objectives (represents 10% of total funding opportunity)

•	Operate and commercialize our assets well

•	Protect liquidity and near-term cash flow in a challenging environment

•	Successfully manage overall spending

2009 Performance Assessment. The Human Resources Committee assessed management’s performance for 2009 based on the degree to which the foregoing goals and objectives were attained and the performance-related factors that it considered relevant. In assessing financial performance for 2009, the Human Resources Committee considered: Adjusted EBITDA, and G&A, as reported in our year-end financial results; the impact of commodity prices; and finally, the current economic environment and what it believed to be the appropriate level of incentive payment in that environment.

In assessing the financial performance objectives, in accordance with the annual established goals, the Human Resources Committee considered the impact of commodity prices relative to Adjusted EBITDA. In doing so, the Human Resources Committee concluded that, when adjusted for changes in commodity prices compared to what our original 2009 plan had assumed, Adjusted EBITDA performance exceeded the target performance level for the year. Without adjusting, it also exceeded the short-term incentive “gate” for our Named Executive Officers by approximately $100 million. While the Human Resources Committee considered Adjusted EBITDA performance more heavily, it also took into account that final G&A expenses for 2009 were approximately $20 million lower than the original 2009 planned spending level.

In addition to 2009 financial performance, the Human Resources Committee considered management’s attainment of the non-financial performance objectives described above for purposes of assessing corporate performance and the performance of the Named Executive Officers individually. Among other things, the Human Resources Committee considered the following:

•	Negotiation, execution and closing of strategic transactions that produced the following results:

•	Approximately $1 billion in cash proceeds to address near-term debt maturities (completed ~$830 million repurchase of 2011/2012 bond maturities in December 2009)

•

Redeemed 245 million Class B shares with all remaining Class B shares converted to Class A shares, thereby eliminating our dual-class stock structure and associated Class B shares’ rights and restrictions

•	Sale of select natural gas-fired assets while maintaining a diversified power generation portfolio with significant upside potential to economic and power market recovery

•	Amendments to credit agreement that improved financial flexibility

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•	Exceptional commercial execution, including implementation of strategies such as the decision to hedge greater expected volumes for 2009 in what was a declining commodity price environment

•	Designed and commenced $400-450 million multi-year cost-savings program, including restructurings designed to produce permanent savings

•	Met or exceeded operations scorecard metrics, including above-target safety and environmental performance

After full consideration of actual performance relative to the 2009 financial and non-financial performance objectives and other factors deemed relevant, the Human Resources Committee approved funding for short-term incentive awards at 85% of the target opportunity. The Human Resources Committee recognized that the organization and our Named Executive Officers demonstrated exceptional performance relative to the short-term incentive metrics, with overall improved performance relative to 2008, and therefore should receive an increase in short-term incentive funding over last year. However, the Human Resources Committee also considered overall organizational performance and concluded that funding at less than target was appropriate in light of the current economic climate and the stockholder value realized in 2009. Towers Perrin indicated that this funding level is consistent with the market and that the absolute dollar value is in the range of where they expect many of our peer companies will be.

Base Salary Determinations. In reviewing the level of base salary for each Named Executive Officer, the following factors were considered: their individual contributions during the 2009 performance year; the overall nature and responsibility of each position; relative comparability to the median base salary paid to those in similar roles within the Comparator Group; internal equity; and the appropriate level of base adjustments considering the current economic climate. The Human Resources Committee continues to believe that, when determining the base salary for each Named Executive Officer, performance, market data from our general industry survey and time in the position should be considered. Given the current economic and industry environment and that 2008 performance was below target opportunity levels, it was determined that no adjustments would be made to base salary during the annual compensation review at the beginning of 2009 for any of the Named Executive Officers.

In reviewing base salaries for the Named Executive Officers at the start of 2010, the Human Resources Committee and the Board determined that Mr. Williamson’s base compensation was appropriate considering his position relative to the Comparator Group and the general industry survey group data; therefore, it elected not to increase his salary. Taking into account that base salaries were held flat last year, reviewing overall responsibility and performance, and considering their positions relative to the 50th percentile, Mr. Williamson recommended an average increase of approximately 5% for Ms. Nichols and Messrs. Blodgett, Lednicky and Cook. These increases, which were reviewed and approved by the Human Resources Committee and are shown on the chart below, reflect an attempt to position the base salary for each of these Named Executive Officers at a similar position relative to the 50th percentile, while taking into account internal equity relative to their individual roles. Mr. Eimer retired on October 1, 2009 and, as such, did not receive a base salary increase.

Named Executive Officer	December 31, 2009 Base Salary	Current Base Salary
Bruce A. Williamson	$1,000,000	$1,000,000
Holli Nichols	$500,000	$525,000
J. Kevin Blodgett	$425,000	$450,000
Lynn A. Lednicky	$425,000	$435,000
Charles C. Cook	$400,000	$435,000
Rich W. Eimer	$375,000	$—

Short-Term Incentive Determinations. In determining short-term incentive awards for 2009, our performance and the contributions of each Named Executive Officer during the 2009 performance year were

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considered. Following a thorough review process, the Human Resources Committee determined that the Named Executive Officers performed well relative to the objectives for 2009. The executive leaders each contributed to at or above target performance relative to Adjusted EBITDA after considering the impact of actual commodity prices (as described above), and led efforts to identify significant recurring G&A and other cost savings for the benefit of our stockholders. These accomplishments, in addition to meeting or exceeding expectations relative to the non-financial performance objectives (as described above), led to the Human Resource Committee’s determination that the incentive award opportunity for the Named Executive Officers should exceed the prior year’s awards. The Human Resources Committee reviewed this performance and exercised its discretion in setting funding below the target level that might have been expected had they purely taken a formulaic approach in determining short-term incentive awards. The Human Resources Committee determined that, despite the level of performance achieved, the final award opportunity should be balanced with the current economic climate, actual reported financial results and stockholder value realized in 2009.

In terms of individual performance for the Named Executive Officers, the Human Resources Committee and the Board completed an evaluation of Mr. Williamson’s performance during 2009. The Human Resources Committee made its compensation recommendations for Mr. Williamson, on the basis of this evaluation, to the remaining independent directors. The independent directors believed that Mr. Williamson led the Company through an unprecedented business environment. In particular, they noted Mr. Williamson’s successful leadership in negotiating and completing the aforementioned strategic transactions, his effective communications with our investor base, and his continued demonstration of integrity, accountability and the other key leadership qualities and behavioral attributes that our executive compensation program is designed to foster and reward. After considering these various factors, as well as the overall performance we achieved during 2009 as further described above, the Human Resources Committee recommended an annual short-term incentive award of $850,000 for Mr. Williamson. This recommendation was subsequently approved by the independent directors. The chart on the next page further illustrates the short-term incentive award for Mr. Williamson and the amount earned as a percent of his 2009 base salary.

In considering the performance during 2009 for the other Named Executive Officers, the Human Resources Committee considered, among others, the following notable accomplishments:

•

Ms. Nichols’ effective guidance and execution of our capital structure reformation following the closing in November 2009 of the strategic transactions, including the successful execution of credit agreement amendments that improved our overall financial flexibility. She also continued to increase the transparency of investor relations materials and increased the level of communication with analysts.

•

Mr. Blodgett’s successful oversight and execution of our efforts related to the strategic transactions. Additionally, he led the efforts related to the implementation of the $400-450 million multi-year cost-savings program, including the restructurings designed to produce permanent savings. He also continued to implement “best practices” in managing an efficient, effective in-house legal and administration function.

•

Mr. Cook’s effective leadership and execution of our commercial strategy during 2009. He and his team implemented commercial strategies for expected electric production and fuel needs that position us toward a more optimal balance of risk and reward. His team also contributed significantly to our overall level of financial performance described above and initiated a coal inventory reduction strategy in the Midwest Region that reduced coal inventories and associated working capital expenses.

•

Mr. Lednicky, who assumed responsibility for Operations upon Mr. Eimer’s retirement, played a significant leadership role in negotiating the strategic transactions. Under his leadership, the Operations function ended the year well under budget and accomplished above-target performance for in-market availability and safety and environmental matters.

•	Prior to his retirement, Mr. Eimer’s principled leadership contributed to an exceptional year within Operations, both fiscally and operationally.

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After considering these various factors, as well as the overall performance we achieved during 2009 as further described above, the Human Resources Committee determined and approved annual short-term incentive awards at 85% of target opportunity for each of the Named Executive Officers reporting to Mr. Williamson. While the individual performance of each Named Executive Officer was reviewed and considered, ultimately it was determined that the collective efforts and contributions of this group warranted short-term incentive awards at the same percentage. The chart below further illustrates the short-term incentive award for each of these Named Executive Officers and the amount earned as a percent of his/her 2009 base salary.

Named Executive Officer	Short-Term Incentive Target	Award Earned as a Percent of 2009 Salary	Award Amount
Bruce A. Williamson	100%	85%	$850,000
Holli C. Nichols	100%	85%	$425,000
J. Kevin Blodgett	100%	85%	$361,250
Lynn A. Lednicky	100%	85%	$361,250
Charles C. Cook	100%	85%	$340,000
Rich W. Eimer	100%	85%	$276,250

Long-Term Incentive Opportunity Determinations. The Human Resources Committee, with input from Towers Perrin, considered various alternatives for granting long-term incentive opportunities for the 2009 performance year. The Human Resources Committee’s objective was to motivate management to achieve long-term specified strategic goals and superior stock price performance, and to ensure an appropriate level of equity-based incentives to aid in the retention of our Named Executive Officers. Additionally, the Human Resources Committee sought to identify ways to continue to align incentives for our Named Executive Officers with the long-term interests of our stockholders.

The Human Resources Committee assessed the result of the prior years’ long-term incentive opportunities and concluded that they are having the desired result. The Human Resources Committee is fully aware of the stockholder returns produced over the prior three-year period and believes payment levels under the prior years’ long-term incentive opportunities (or lack of) demonstrate clear alignment between the stockholders’ returns and management’s actual compensation. With respect to the 2007 long-term incentive awards, including the performance opportunity awards, the following table presents the intended value at the time of grant in April 2007 and the payouts for such grants in 2010.

Named Executive Officer	Intended Value of Long-Term Incentive Opportunity Awarded in 2007	Value Vested in 2010 (at end of three-year performance period)(1)(2)
Bruce A. Williamson	$8,000,000	$206,825
Holli C. Nichols	$1,750,000	$45,244
J. Kevin Blodgett	$1,500,000	$38,780
Lynn A. Lednicky	$1,400,000	$36,195
Charles C. Cook	$460,000	$11,893
Rich W. Eimer	$580,000	$14,995

(1)	The 2007 opportunity award mix for the long-term incentive awards included: (1) 40% Company Stock Options that vest equally in three annual installments and have an exercise price equal to $9.67; (2) 20% shares of Company Restricted Stock that vest on April 2, 2010 with a grant price of $9.67; and (3) 40% Company Performance Awards that would be earned in April 2010 if certain stock price performance goals were met. Exercise and grant prices not updated for the Reverse Stock Split
(2)	The value amounts shown reflect the vesting of the shares of Company Restricted Stock based on a stock price of $1.25 on April 1, 2010 (not updated for the Reverse Stock Split). The amounts do not include the exercise of the 2007 options, which were under water, nor the funding of Company Performance Awards, as the associated stock price targets were not attained.

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The Human Resources Committee also discussed amending the Company Performance Awards granted in 2009. With respect to one-third of those awards, payment is based on our Adjusted EBITDA over the three-year award period (2009, 2010 and 2011). The agreements associated with these awards contemplated future amendments based on strategic transactions executed in the best interests of our stockholders. Given the sale of certain revenue-generating assets as part of the strategic transactions completed as of November 30, 2009 and the corresponding reduction to planned Adjusted EBITDA as a result of no longer having those assets for two of the three years that comprise the performance period for those awards, the Human Resources Committee believed it appropriate to adjust the Adjusted EBITDA assumptions used in determining the “threshold,” “target,” and “maximum” Adjusted EBITDA levels and to make corresponding modifications to those “threshold,” “target,” and “maximum” Adjusted EBITDA levels for those awards, as set forth in the applicable award agreements. Based on the revised Adjusted EBITDA assumptions for 2010 and 2011, the amendment modified the three-year Adjusted EBITDA “threshold” from $2.4 billion to $2.1 billion; the “target” from $2.7 billion to $2.4 billion; and the “maximum” from $3.3 billion to $3.0 billion. No adjustments were made to the stock price metrics associated with these awards. The Human Resources Committee and Board both determined this amendment to be appropriate and approved it effective as of March 3, 2010.

In consideration of the demonstrated ability of these long-term incentive opportunities to align the interests of stockholders and management, the Human Resources Committee chose to continue with the same structure for the upcoming three-year period, but to further increase the Company Performance Awards component from 50% to 60% to create higher incentives for achievement of the stated long-term goals.

The Human Resources Committee discussed long-term incentives with respect to the 2009 performance year, in particular the impact of the current award mix and retention considerations given that a significant portion of long-term incentives granted to the Named Executive Officers in 2007, 2008 and 2009 require significant performance achievement to produce any value for the participant. The Human Resources Committee considered the impact that the current stock price might have on share usage and availability within our long-term incentive plans and also whether to again issue cash-settled Company Phantom Stock Units in place of shares of Company Restricted Stock, as it did for the 2008 performance year. After thorough consideration, the Human Resources Committee increased the percentage share of long-term incentive value granted in Company Performance Awards from 50% to 60% of each Named Executive Officer’s long-term incentive opportunity (as described above) and replaced the cash-settled Company Phantom Stock Units with time-based shares of Company Restricted Stock. The Human Resources Committee elected to issue long-term incentive awards at the 60th percentile of the market median, consistent with our stated philosophy and the level of performance expected, and to do so at target level for each Named Executive Officer. These decisions reflected the Human Resources Committee’s belief that the larger than normal long-term incentive awards granted last year have provided sufficient incentives to address the issue of retention as considered by the Human Resources Committee at that time. The chart below illustrates the long-term incentive awards granted to each Named Executive Officer in March 2010.

Named Executive Officer	Equity Award Value	Company Stock Options(1) (20%)	Shares of Company Restricted Stock(2) (20%)	Company Performance Awards (60%)
Bruce A. Williamson	$4,000,000	941,177	555,556	24,000
Holli C. Nichols	$1,050,000	247,059	145,834	6,300
J. Kevin Blodgett	$787,500	185,295	109,375	4,725
Lynn A. Lednicky	$761,250	179,118	105,730	4,568
Charles C. Cook	$761,250	179,118	105,730	4,568
Rich W. Eimer	$—	—	—	—

(1)	Reflects Company Stock Options issued on grant date in March 2010. The Reverse Stock Split reduced the number of Company Stock Options outstanding in respect of this grant by 80%.
(2)	Reflects Company Restricted Stock issued on grant date in March 2010. The Reverse Stock Split reduced the number of Company Restricted Stock outstanding in respect of this grant by 80%.

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The Company Stock Options were granted to the Named Executive Officers on March 3, 2010 at a regularly scheduled meeting of the Human Resources Committee. The Company Stock Options were granted based on a Black-Scholes calculation of $0.85, vest equally in three annual installments and have an exercise price equal to $1.44 (which has not been updated to account for the Reverse Stock Split), the closing market price of our common stock on the grant date.

The Named Executive Officers were also granted Company Restricted Stock awards on March 3, 2010. The number of shares of Company Restricted Stock awarded to each Named Executive Officer is based on the fair market value of our common stock as of March 3, 2010, $1.44 (which has not been updated to account for the Reverse Stock Split), and the awards will vest in full on the three-year anniversary of the grant date barring an earlier triggering event.

Additionally, the Company Performance Awards were granted to the Named Executive Officers on March 3, 2010. The Company Performance Awards only provide value to the participant if specific performance goals are achieved for the three-year period following the grant and, therefore, are intended to further motivate the Named Executive Officers to create long-term value for our stockholders as reflected in the trading price of our Shares and financial performance over a three-year period. For 2010, the Human Resources Committee determined that the performance unit awards would be based on the following metrics:

•	2/3 of the award to be based on our Share price three years after the grant date; and

•	1/3 of the award to be based on cumulative Adjusted EBITDA over a three-year performance period.

The Human Resources Committee believes that performance unit awards provide a simple, transparent and meaningful measure of our performance relative to our long-term goal of creating value for stockholders. The material terms of the Company Performance Awards are summarized below:

•	Denominated in $100 units, which are payable in the form of cash or stock, at the Human Resources Committee’s discretion;

•	Payment (if any) to be made in March 2013 based on our stock price three years after the grant date;

•	Ending Share price will be the average closing price of our Shares during February 2013;

•	Awards are payable at threshold, target and maximum levels as illustrated in the tables below;

•	The threshold, target and maximum Share price performance goals represent, in the judgment of the Human Resources Committee, appropriate performance goals for share price growth;

•

The threshold, target and maximum Adjusted EBITDA performance goals represent, in the judgment of the Human Resources Committee, appropriate cumulative Adjusted EBITDA performance goals for the three-year performance period; and

•	In the event a “change in control” occurs during the performance period, a minimum payout of 100% of the target award will be payable under such performance award agreement.

	Threshold	Target	Maximum
Performance Goal—Achieved Share Price(1)	$2.50	$4.00	$6.00
Award Level (2/3 of each $100 performance unit)(2)	0%	100%	200%

(1)	Prices per Share in this table have not been adjusted to account for the Reverse Stock Split.
(2)	Resulting payment levels between Achieved Share Prices will be interpolated.

	Threshold	Target	Maximum
Performance Goal—Adjusted EBITDA	$1.4 billion	$1.6 billion	$2.0 billion
Award Level (1/3 of each $100 performance unit)(1)	0%	100%	200%

(1)	Resulting payment levels between Adjusted EBITDA levels will be interpolated.

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Tax Implications

In making its compensation decisions, the Human Resources Committee considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Section 162(m) generally affects our federal income tax deduction for compensation paid to any one of our Chief Executive Officer or three other highest paid executive officers if such amounts exceed $1 million. To the extent such compensation is “performance-based” within the meaning of Section 162(m), the Section’s limitations will not apply. Both our previous long-term incentive plans and our 2010 Long Term Incentive Plan and 2010 Short Term Incentive Plan generally were structured to permit the issuance of performance-based compensation awards under Section 162(m). In any given year, the Human Resources Committee may consider it appropriate to award compensation to our Chief Executive Officer or any other Named Executive Officer that may not meet the standards of deductibility under Section 162(m). Any such decision would include consideration of various factors deemed relevant by the Human Resources Committee, including market competitiveness, consistency with our Compensation Guiding Principles and our current and future tax position. For 2010, our Chief Executive Officer’s short-term incentive compensation and Company Restricted Stock awards will not be deductible pursuant to Section 162(m).

COMPENSATION AND HUMAN RESOURCES COMMITTEE INTERLOCKS AND

INSIDER PARTICIPATION

Messrs. Biegler and Trubeck and former directors Thomas D. Clark and George L. Mazanec, served on the Human Resources Committee. None of these members is a current or former officer or employee of the Company or any of its subsidiaries, is involved in any relationship requiring disclosure as an interlocking executive officer or director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

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EXECUTIVE COMPENSATION

Summary Compensation Table for 2007, 2008 and 2009

The following table sets forth certain information regarding the compensation earned by or awarded to our Named Executive Officers for 2007, 2008 and 2009:

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(4)(5)		Option Awards(5)	Non-Equity Incentive Plan Comp.(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(7)	All Other Comp.(8)	Total
Bruce A. Williamson Chairman, President and Chief Executive Officer	2007	$1,000,000	$—	$4,800,000		$3,200,000	$900,000	$14,743	$67,817	$9,982,560
	2008	$1,000,000	$—	$2,400,000		$1,600,000	$550,000	$50,195	$141,573	$5,741,768
	2009	$1,038,462	$—	$4,800,000		$1,200,000	$850,000	$59,199	$233,791	$8,181,452

Holli C. Nichols Executive Vice President and Chief Financial Officer	2007	$354,615	$—	$1,050,000		$700,000	$351,500	$13,612	$66,552	$2,536,279
	2008	$494,500	$—	$600,000		$400,000	$271,975	$19,686	$153,074	$1,939,235
	2009	$519,231	$—	$1,200,000		$300,000	$425,000	$27,738	$61,582	$2,533,551

J. Kevin Blodgett General Counsel and Executive Vice President– Administrative	2007	$354,615	$—	$900,000		$600,000	$333,000	$13,214	$28,128	$2,228,957
	2008	$422,673	$—	$446,250		$297,500	$232,470	$16,071	$93,066	$1,508,030
	2009	$441,346	$—	$892,588		$223,125	$361,250	$23,673	$52,675	$1,994,657

Lynn A. Lednicky(2) Executive Vice President–Asset Management, Government & Regulatory Affairs	2007	$—	$—	$—		$—	$—	$—	$—	$—
	2008	$420,769	$—	$446,250		$297,500	$231,423	$—	$91,396	$1,487,338
	2009	$441,346	$—	$892,588		$223,125	$361,250	$45,239	$53,678	$2,017,226

Charles C. Cook(2) Executive Vice President– Commercial & Market Analytics	2007	$—	$—	$—		$—	$—	$—	$—	$—
	2008	$331,538	$—	$441,256		$227,494	$182,346	$17,236	$72,848	$1,272,718
	2009	$415,385	$—	$840,000		$210,000	$340,000	$21,905	$49,221	$1,876,511

Richard W. Eimer(2) Executive Vice President–Operations	2007	$—	$—	$—		$—	$—	$—	$—	$—
	2008	$—	$—	$—		$—	$—	$—	$—	$—
	2009	$321,094	$—	$682,538	(3)	$170,625	$276,250	$46,751	$430,937	$1,928,195

(1)	Amounts include salary earned for a full 12 months with the exception of Mr. Eimer, who retired effective October 1, 2009. Mr. Eimer’s salary includes salary earned from January 1, 2009 through September 30, 2009. Actual salary earned in calendar year 2009 varies from the annual base salary due to timing of pay cycles and the occurrence of an extra bi-weekly pay period in 2009. The annual base salary for Messrs. Williamson, Blodgett, Lednicky and Cook was $1,000,000, $425,000, $425,000 and $400,000, respectively, and $500,000 for Ms. Nichols.
(2)	Messrs. Lednicky and Cook were not included as Named Executive Officers for 2007 and Mr. Eimer was not included as a Named Executive Officer for 2007 and 2008.
(3)	Mr. Eimer retired effective October 1, 2009. Mr. Eimer’s Company Restricted Stock award in the amount of 28,577 shares awarded on March 6, 2008 vested and 226,494 Company Phantom Stock Units awarded on March 4, 2009 vested following his retirement.
(4)	On March 4, 2009, the Board adopted the Phantom Stock Plan and granted Company Phantom Stock Units under such plan, which provides only for cash settled awards. The Company Phantom Stock Units were initially valued at the closing price of our shares of Common Stock on March 4, 2009, the award date, and payout will be made based on the closing price on the vesting date of March 4, 2012 (1 unit equals 1 share). The Company Phantom Stock Unit awards generally vest after three years, assuming continued employment, and vesting accelerates upon the occurrence of certain events, such as full vesting in the event of a change in control and retirement. Even though the Company Phantom Stock Units are cash settled and thus have no effect on each Named Executive Officer’s beneficial ownership, for executive compensation reporting purposes the Company Phantom Stock Units are reported under the stock awards columns. Please see “Security Ownership of Certain Beneficial Owners and Management” above for each Named Executive Officer’s beneficial ownership of our Shares.
(5)

The amounts shown under “Stock Awards” and “Option Awards” for 2007, 2008 and 2009 reflect the aggregate grant date fair value for Company Restricted Stock, Company Phantom Stock Units and Company Performance Awards, in the case of “Stock Awards,” and Company Stock Option awards, in the case of “Option Awards,” calculated in accordance with FASB ASC Topic 718. The Company Performance Awards require performance goals to be attained over a three-year period following the granting of the opportunity for any actual award to be earned. For the grant date fair value of the Company Performance Awards, the value reported in the table is based on the probable outcome of the performance conditions as of the grant date. The maximum payouts, if performance criteria are met, for the Company Performance Awards granted in 2007 for Messrs. Williamson and Blodgett are $9,600,000 and $1,800,000, respectively, and $2,100,000 for Ms. Nichols. The performance criteria for 2007 awards were not met in April 2010 and therefore reduces the total value realization of the 2007 stock awards. Please read “Compensation Discussion and Analysis—Analysis” above for further discussion of

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value realization of Company Performance Awards. The maximum payouts, if performance criteria are met, for the Company Performance Awards granted in 2008 for Messrs. Williamson, Blodgett, Lednicky and Cook are $3,200,000, $595,000, $595,000 and $455,000, respectively, and $800,000 for Ms. Nichols. The maximum payouts, if performance criteria are met, for the Company Performance Awards granted in 2009 for Messrs. Williamson, Blodgett, Lednicky, Cook and Eimer are $6,000,000, $1,115,800, $1,115,800, $1,050,000 and $853,200, respectively, and $1,500,000 for Ms. Nichols. The table does not include information regarding equity-based awards related to 2009 performance that were granted to the Named Executive Officers in March 2010. For a discussion of these equity-based awards, please read “—Compensation Discussion and Analysis—Analysis” above.

(6)	The amounts shown under “Non-Equity Incentive Plan Comp.” for 2007, 2008 and 2009 reflect cash bonuses awarded under the Dynegy Inc. Incentive Compensation Plan. The 2007 bonuses were earned in 2007 and paid in March 2008, the 2008 bonuses were earned in 2008 and paid in March 2009 and the 2009 bonuses were earned in 2009 and paid in March 2010.
(7)	The amount shown for 2009 for Mr. Lednicky includes a change in pension value of $27,831 under the Retirement Plan and the Dynegy Restoration Pension Plan, and a change in Nonqualified Deferred Compensation Earnings of $17,408 under the Deferred Compensation Plan. The aggregate net amount for 2008 for Mr. Lednicky is $(36,706), which is comprised of the following: a change in pension value of $21,061 under the Retirement Plan and the Restoration Pension Plan and a change in Nonqualified Deferred Compensation Earnings of $(57,767) under the Deferred Compensation Plan. The amounts shown for each other Named Executive Officer reflect only changes in pension value under the Retirement Plan for 2007 and Retirement Plan and Restoration Pension Plan for 2008 and 2009. Mr. Lednicky is the only Named Executive Officer who participates in the Deferred Compensation Plan.
(8)	The amounts shown as “All Other Compensation” for 2007, 2008 and 2009 are included in the following table:

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Tax Reimbursements ($)(2)	401(k) Plan Contributions	Restoration 401(k) Savings Plan Contributions(3)	Portable Retirement Plan Contributions		Restoration Pension Plan Contributions (4)		Life Insurance Premiums	Total
Bruce A. Williamson	2007	$23,154	$12,540	$11,250	$—	$13,500		$—		$7,373	$67,817
	2008	$15,260	$5,982	$11,500	$40,810	$13,800		$46,200		$8,021	$141,573
	2009	$70,086	$41,695	$12,250	$39,673	$14,700		$47,608		$7,779	$233,791

Holli C. Nichols	2007	$28,261	$10,163	$11,250	$—	$13,500		$—		$3,378	$66,552
	2008	$90,316	$1,546	$11,500	$14,019	$13,800		$15,870		$6,023	$153,074
	2009	$—	$1,052	$12,250	$13,712	$14,700		$16,454		$3,414	$61,582

J. Kevin Blodgett	2007	$—	$—	$11,250	$—	$13,500		$—		$3,378	$28,128
	2008	$29,780	$10,977	$11,500	$10,212	$13,800		$11,560		$5,237	$93,066
	2009	$—	$904	$12,250	$9,817	$14,700		$11,781		$3,223	$52,675

Lynn A. Lednicky(5)	2007	$—	$—	$—	$—	$—		$—		$—	$—
	2008	$29,171	$10,884	$11,500	$10,111	$13,800		$11,446		$4,484	$91,396
	2009	$—	$1,309	$12,250	$9,817	$14,700		$11,781		$3,821	$53,678

Charles C. Cook(5)	2007	$—	$—	$—	$—	$—		$—		$—	$—
	2008	$23,466	$8,655	$11,500	$5,382	$13,800		$6,092		$3,953	$72,848
	2009	$—	$601	$12,250	$8,519	$14,700		$10,223		$2,928	$49,221

Richard W. Eimer(5)	2007	$—	$—	$—	$—	$—		$—		$—	$—
	2008	$—	$—	$—	$—	$—		$—		$—	$—
	2009	$412,758	$6,874	$6,375	$2,283	$—	(6)	$—	(6)	$2,647	$430,937

(1)	Amounts shown based upon the average aggregate incremental cost to us under “Perquisites and Other Personal Benefits” for 2009 include for Mr. Williamson, personal use of company aircraft and enhancements to his home security system in the amount of $69,555; and Mr. Eimer, enhancements to his home security system in the amount of $17,758 and consulting agreement fees from October 1, 2009—December 31, 2009 in the amount of $395,000. The remaining Named Executive Officers did not receive perquisites that exceeded the $10,000 threshold for reporting purposes. Amounts shown for 2008, based upon the average aggregate incremental cost to us, include for: Mr. Williamson, enhancements to home security system and certain travel-related and telecommunication expenses; Ms. Nichols, enhancements to home security system, travel-related and telecommunication expenses and expenses related to an executive MBA program in the amount of $86,850, which we directly paid to the MBA program; Mr. Blodgett, enhancements to home security system in the amount of $29,405 and travel-related expenses; Mr. Lednicky, enhancements to home security system in the amount of $29,171; and Mr. Cook, enhancements to home security system. Amounts shown for 2007, based upon the average aggregate incremental cost to us, include for: Mr. Williamson, enhancements to home security system and personal use of the company aircraft; and Ms. Nichols, enhancements to home security system in the amount $28,261.
(2)	Amounts shown under “Tax Reimbursements” represent tax gross-ups for the Named Executive Officers for their Perquisites and Other Personal Benefits (includes Named Executive Officers with Perquisites under the $10,000 threshold). There were no tax gross-ups for Mr. Eimer’s consulting agreement. The Human Resources Committee has determined that no tax gross-ups for executive perquisites will be provided beginning in 2010.
(3)	The Restoration 401(k) Plan was effective June 1, 2008.
(4)	The Restoration Pension Plan was effective June 1, 2008.
(5)	Messrs. Cook and Lednicky were not included as Named Executive Officers for 2007. Mr. Eimer was not included as a Named Executive Officer for 2007 and 2008. Mr. Eimer retired effective October 1, 2009.
(6)	Mr. Eimer is not eligible for the PRB. Mr. Eimer’s benefit under the Retirement Plan, unlike the PRB under that plan, is a traditional, formula-based pension benefit. Similarly, his benefit under the Restoration Pension Plan is also based on a traditional, formula-based pension benefit. Therefore, annual contribution amounts have not been made to the Retirement Plan or the Restoration Plan for Mr. Eimer.

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Grants of Plan-Based Awards in 2009

The following table sets forth certain information with respect to each grant of an award made to the Named Executive Officers in 2009 under the Dynegy Inc. 2000 Long-Term Incentive Plan (unless otherwise indicated):

	Estimated Possible Payments Under Non-Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards(2)(3)			All Other Stock Awards Number of Shares of Stock or Units(4)	All Other Option Awards Number of Securities Underlying Options(5)	Exercise or Base Price of Option Awards(6)	Grant Date Fair Value of Stock and Option Awards(7)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Bruce A. Williamson	3/4/09	$500,000	$1,000,000	$1,500,000	0	30,000	60,000	1,592,921	1,818,182	$1.13	$6,000,000
Holli C. Nichols	3/4/09	$250,000	$500,000	$750,000	0	7,500	15,000	398,231	454,546	$1.13	$1,500,000
J. Kevin Blodgett	3/4/09	$212,500	$425,000	$637,500	0	5,579	11,158	296,184	338,069	$1.13	$1,115,625
Lynn A. Lednicky	3/4/09	$212,500	$425,000	$637,500	0	5,579	11,158	296,184	338,069	$1.13	$1,115,625
Charles C. Cook	3/4/09	$200,000	$400,000	$600,000	0	5,250	10,500	278,762	318,182	$1.13	$1,050,000
Richard W. Eimer	3/4/09	$162,500	$325,000	$487,500	0	4,266	8,532	226,494	258,523	$1.13	$853,125

(1)	The amounts shown represent the awards that could be earned by the Named Executive Officers under the Dynegy Inc. Incentive Compensation Plan for 2009. Target was set at 100% of base salary except for Mr. Eimer whose target amount was set at 100% of $325,000 (as provided in his consulting agreement entered into following his retirement on October 1, 2009). The actual payouts under the Incentive Compensation Plan were determined in March 2010 and are shown in the summary compensation table under “Analysis—Long Term Incentive Opportunity Determinations”
(2)	Reflects Company Stock Options issued on grant date in March 2010. The Reverse Stock Split reduced the number of Company Stock Options outstanding in respect of the grants by 80%.
(3)	In March 2009, Company Performance Awards were granted under the 2002 Long-Term Incentive Plan. The Company Performance Awards require performance goals to be attained over the three-year period following the granting of the opportunity for any actual award to be earned. The Company Performance Awards are denominated in $100 units and are payable, if performance criteria are met, in cash or Shares at the discretion of the Human Resources Committee.
(4)	The amounts shown under “All Other Stock Awards” reflect Company Phantom Stock Unit awards granted to the Named Executive Officers in 2009. Company Phantom Stock Unit awards vest three years from the date of grant and are paid solely in cash.
(5)	The amounts shown under “All Other Option Awards” reflect the number of Shares underlying Company Stock Option awards granted to the Named Executive Officers in 2009. Company Stock Options have a three-year ratable vesting schedule, with 1/3 of each award vesting each year.
(6)	Reflects stock price on grant date in March 2010. The exercise price of $1.13 equates to an exercise price of $5.65 after giving effect to the Reverse Stock Split.
(7)	The amounts shown under “Grant Date Fair Value of Stock and Option Awards” reflect the grant date fair value for the Company Phantom Stock Units and Company Stock Options computed in accordance with FASB ASC Topic 718. Please read the discussion of the assumptions used in such valuation in Note 22 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

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Outstanding Equity Awards at 2009 Fiscal Year-End

The following table sets forth certain information regarding unexercised Company Stock Option awards, unvested Company Restricted Stock and Company Performance Awards awards made to each Named Executive Officer that were outstanding as of December 31, 2009. The table does not include information regarding equity-based awards related to 2009 performance that were granted to the Named Executive Officers in March 2010. For a discussion of the equity-based awards granted in March 2010, please read “Compensation Discussion and Analysis—Named Executive Officer Compensation” above. The vesting schedules for each type of award are described in the footnotes to the table, and the vesting date for each award can be determined by referring to the grant date for each award in the table.

	Option Awards(1)						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(2)	Number of Securities Underlying Unexercised Options Unexercisable(2)	Option Exercise Price(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(7)
Bruce A. Williamson	03/16/06	1,887,248	—	$4.88	03/16/16	—	$—	—	$—
	04/02/07	434,488	217,244	$9.67	04/02/17	165,461	$299,484	—	$—
	04/24/07	—	—	$—	—	—	$—	32,000	$3,200,000
	03/06/08	146,924	293,848	$7.48	03/06/18	106,952	$193,583	16,000	$1,600,000
	03/04/09	—	1,818,182	$1.13	03/04/19	1,592,921	$2,883,187	30,000	$3,000,000

Holli C. Nichols	05/22/00	3,690	—	$35.28	05/22/10	—	$—	—	$—
	01/19/01	8,482	—	$47.19	01/19/11	—	$—	—	$—
	09/28/01	16,233	—	$34.65	09/29/11	—	$—	—	$—
	12/20/01	13,008	—	$23.85	12/21/11	—	$—	—	$—
	02/10/04	19,129	—	$4.48	02/10/14	—	$—	—	$—
	01/19/05	26,639	—	$4.30	01/19/15	—	$—	—	$—
	03/16/06	114,943	—	$4.88	03/16/16	—	$—	—	$—
	04/02/07	95,045	47,522	$9.67	04/02/17	36,195	$65,513	—	$—
	04/24/07	—	—	$—	—	—	$—	7,000	$700,000
	03/06/08	36,731	73,462	$7.48	03/06/18	26,738	$48,396	4,000	$400,000
	03/04/09	—	454,546	$1.13	03/04/19	398,231	$720,798	5,579	$557,900

J. Kevin Blodgett	10/16/00	2,571	—	$50.63	10/16/10	—	$—	—	$—
	01/19/01	3,337	—	$47.19	01/19/11	—	$—	—	$—
	12/20/01	7,077	—	$23.85	12/20/11	—	$—	—	$—
	04/02/07	81,467	40,733	$9.67	04/02/17	31,024	$56,153	—	$—
	04/24/07	—	—	$—	—	—	$—	6,000	$600,000
	03/06/08	27,319	54,637	$7.48	03/06/18	19,887	$35,995	2,975	$297,500
	03/04/09	—	338,069	$1.13	03/04/19	296,184	$536,093	5,579	$557,900

Lynn A. Lednicky	09/28/01	13,527	—	$34.65	09/28/11	—	$—	—	$—
	01/19/01	23,582	—	$47.19	01/19/11	—	$—	—	$—
	12/20/01	33,935	—	$23.85	12/20/11	—	$—	—	$—
	02/04/03	30,000	—	$1.77	02/04/13	—	$—	—	$—
	02/10/04	20,941	—	$4.48	02/10/14	—	$—	—	$—
	01/19/05	33,743	—	$4.30	01/19/15	—	$—	—	$—
	03/16/06	114,943	—	$4.88	03/16/16	—	$—	—	$—
	04/02/07	76,036	38,017	$9.67	04/02/17	28,956	$52,410	—	$—
	04/24/07	—	—	$—	—	—	$—	5,600	$560,000
	03/06/08	27,319	54,637	$7.48	03/06/18	19,887	$35,995	2,975	$297,500
	03/04/09	—	338,069	$1.13	03/04/19	296,184	$536,093	5,579	$557,900

III-47

	Option Awards(1)						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(2)	Number of Securities Underlying Unexercised Options Unexercisable(2)	Option Exercise Price(3)	Option Expirati on Date	Number of Shares or Units of Stock That Have Not Vested(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(7)
Charles C. Cook	01/19/01	10,141	—	$47.19	01/19/11	—	$—	—	$—
	09/28/01	8,116	—	$34.65	09/28/11	—	$—	—	$—
	12/20/01	9,065	—	$23.85	12/20/11	—	$—	—	$—
	03/16/06	48,276	—	$4.88	03/16/16	—	$—	—	$—
	04/02/07	24,984	12,491	$9.67	04/02/17	9,514	$17,220	—	$—
	04/24/07	—	—	$—	—	—	$—	1,840	$184,000
	03/06/08	20,891	41,782	$7.48	03/06/18	28,577	$51,724	2,275	$227,500
	03/04/09	—	318,182	$1.13	03/04/19	278,762	$504,559	5,250	$525,000

Richard W. Eimer(8)	01/19/01	22,222	—	$47.19	01/19/11	—	$—	—	$—
	12/20/01	28,656	—	$23.85	12/20/11	—	$—	—	$—
	02/10/04	25,129	—	$4.48	02/10/14	—	$—	—	$—
	01/19/05	33,743	—	$4.30	01/19/15	—	$—	—	$—
	04/02/07	31,501	15,750	$9.67	04/02/17	11,996	$21,713	—	$—
	04/24/07	—	—	$—	—	—	$—	2,320	$232,000
	03/06/08	20,891	41,782	$7.48	03/06/18	—	$—	2,275	$227,500
	03/04/09	—	258,523	$1.13	03/04/19	—	$—	4,266	$426,600

(1)	Reflects Company Stock Options based on the respective issue dates indicated in the table. The Reverse Stock Split reduced the number of Company Stock Options outstanding in respect of these grants by 80%.
(2)	Company Stock Options have a three-year ratable vesting schedule, with 1/3 of each award vesting each year.
(3)	The Reverse Stock Split increased the exercise price of each Company Stock Options list in the table such that the current exercise price is the exercise price listed in the table multiplied by 5.
(4)	Company Restricted stock awards vest three years from the date of grant. Company Phantom Stock Unit awards vest three years from the date of grant and are paid solely in cash.
(5)	The market value of the Company Restricted Stock and Company Phantom Stock Unit awards, unless otherwise noted, is based on the closing market price of our shares of Common Stock on December 31, 2009 of $1.81.
(6)	The Company Performance Awards require performance goals to be attained over the three-year period following the granting of the opportunity for any actual award to be earned. If the performance criteria are met, the performance unit awards generally are paid at the end of a three-year performance period, except in special circumstances, including a change in control.
(7)	The market value of the Company Performance Awards is based on achieving the “target” level for such awards.
(8)	Mr. Eimer retired effective October 1, 2009. Upon retirement, option expiration terms are reduced in accordance with the applicable grant agreements associated with each Company Stock Option award. Mr. Eimer’s unvested Company Stock Options awarded in 2007, 2008 and 2009 will continue to vest over the applicable vesting period as noted in footnote 1 above and will expire five years from his retirement date. Company Stock Option awards previously vested have Company Stock Option expiration terms varying from three months to five years after retirement or the end of the Company Stock Option term, whichever is less. Mr. Eimer’s Company Restricted Stock awards for 2007 will vest as noted in footnote 2. Mr. Eimer’s 2008 Company Restricted Stock award and 2009 Company Phantom Stock Unit award vested following retirement. Mr. Eimer’s 2007, 2008 and 2009 performance unit awards will be paid as noted in footnote 5.

III-48

Company Stock Option Exercises and Stock Vested in 2009

The following table sets forth certain information regarding the exercise of Company Stock Options and the vesting of shares of Company Restricted Stock by each Named Executive Officer during 2009:

	Option Awards(1)		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bruce A. Williamson	—	$—	—	$—
Holli C. Nichols	—	$—	—	$—
J. Kevin Blodgett	—	$—	—	$—
Lynn A. Lednicky	—	$—	—	$—
Charles C. Cook	—	$—	—	$—
Richard W. Eimer(2)	—	$—	255,071	$650,431

(1)	The numbers of Shares or prices per Share in this table have not been adjusted to account for the Reverse Stock Split.
(2)	Mr. Eimer retired effective October 1, 2009. Upon resignation, 28,577 shares of Company Restricted Stock vested and 226,494 Company Phantom Stock Units vested (paid in cash) in accordance with the terms of the applicable award agreements. The amount of $577,560 for the Company Phantom Stock Units was not distributed to Mr. Eimer until April 1, 2010 following expiration of the six-month delay period applicable to “specified employees” within the meaning of, and as required by, Section 409A of the Code.

Pension Benefits

The following table sets forth certain information with respect to the Retirement Plan and Restoration Pension Plan, except as otherwise noted, as they provide for payment at, following, or in connection with retirement for the Named Executive Officers as of December 31, 2009:

Name	Plan Name(1)	Number of Years Credited Service(2)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Bruce A. Williamson	Dynegy Inc. Retirement Plan	7.17	$101,542	—
	Dynegy Inc. Restoration Pension Plan		$79,934	—
Holli C. Nichols	Dynegy Inc. Retirement Plan	9.00	$94,264	—
	Dynegy Inc. Restoration Pension Plan		$23,916	—
J. Kevin Blodgett	Dynegy Inc. Retirement Plan	9.00	$87,970	—
	Dynegy Inc. Restoration Pension Plan		$17,015	—
Lynn A. Lednicky	Dynegy Inc. Retirement Plan	9.00	$113,293	—
	Dynegy Inc. Restoration Pension Plan		$19,554	—
Charles C. Cook	Dynegy Inc. Retirement Plan	9.00	$95,761	—
	Dynegy Inc. Restoration Pension Plan		$12,956	—
Richard W. Eimer(3)	Dynegy Inc. Retirement Plan	30.00	$1,365,450	28,911
	Dynegy Inc. Restoration Pension Plan		$33,182	—

(1)	Dynegy’s allocations to the Retirement Plan for the PRB component of that plan vest at a rate of 33%, 67% and 100% after completion of each year of service over three years. The Restoration Pension Plan was effective June 1, 2008. For those Named Executive Offers who participate in the PRB component of the Retirement Plan, our allocations to the Restoration Pension Plan vest at the same rate as under the PRB component of the Retirement Plan, which is 33%, 67% and 100% after completion of each year of service over three years.

III-49

(2)	All of our Named Executive Officers are fully vested in all past and future Dynegy allocations in both the Retirement Plan and Restoration Pension Plan based on their years of credited service.
(3)	Mr. Eimer’s benefit under the Retirement Plan is a traditional, formula-based pension benefit. Similarly, his benefit under the Restoration Pension Plan is also based on a traditional, formula-based pension benefit.

Our Named Executive Officers are eligible for qualified pension benefits under the Retirement Plan. The pension benefit is based on the PRB portion of the Retirement Plan, which provides a defined benefit that grows each year at a variable rate (30-year Treasury rate). This benefit, which was introduced in 2001, provides an annual contribution of 6% of each employee’s, including Named Executive Officer’s, salary, capped at $245,000 for 2009. Mr. Eimer was not eligible for the PRB. Mr. Eimer’s benefit under the Retirement Plan, unlike the PRB under that plan, was a traditional, formula-based pension benefit. Our Named Executive Officers are also eligible to participate in the Restoration Pension Plan, which is an unfunded, nonqualified plan designed to provide an allocation or benefit to certain employees that are highly compensated and whose company pension contributions are limited under certain Internal Revenue Service (the “IRS”), requirements for qualified plans. Under the Restoration Pension Plan the allocations or benefits are intended to supplement or make-up for what affected employees would have received under the Retirement Plan but for the IRS limitations. For Mr. Eimer, his benefit under the Restoration Pension Plan, like his benefit under the Retirement Plan, was based on a traditional, formula-based pension benefit. Mr. Eimer commenced distribution of his benefits in connection with his retirement. Therefore, annual contribution amounts have not been made to the Retirement Plan or the Restoration Plan for Mr. Eimer.

The present values of accumulated benefits payable to each of the Named Executive Officers under the Retirement Plan and Restoration Pension Plan were determined using assumptions consistent with those used in Note 23 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

Nonqualified Deferred Compensation

The Deferred Compensation Plan, a legacy nonqualified executive compensation deferral program, was suspended in 2003. Only one of our Named Executive Officers, Mr. Lednicky, has a remaining balance in the Deferred Compensation Plan. No contributions under the Deferred Compensation Plan were made by any of the Named Executive Officers or by us during fiscal year 2009.

The following table sets forth information with respect to the Deferred Compensation Plan in 2009:

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY(1)	Aggregate Withdrawals / Distributions	Aggregate Balance at Last FYE
Bruce A. Williamson	$—	$—	$—	$—	$—
Holli C. Nichols	$—	$—	$—	$—	$—
J. Kevin Blodgett	$—	$—	$—	$—	$—
Lynn A. Lednicky	$—	$—	$17,408	$—	$158,678
Charles C. Cook	$—	$—	$—	$—	$—
Richard W. Eimer	$—	$—	$—	$—	$—

(1)	The amount shown for Mr. Lednicky under “Aggregate Earnings in Last FY” is also included in the amount shown for him under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The following discussion relates to potential payments to some or all of the Company’s Named Executive Officers in connection with a Change in Control. For a discussion of the potential payments in connection with the Offer or the Merger please see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Relationship with Current Officers and Directors” in the Schedule 14D-9.

III-50

We have entered into certain agreements and maintain certain plans, as described below, that require us to provide specified payments and benefits to some or all of our Named Executive Officers as a result of severance eligible events, a change in control, retirement, death, and disability. We generally seek to minimize the number of employment agreements we have with our senior executives. At present, none of our executive officers, including our Named Executive Officers, are party to an employment agreement with us.

Voluntary Resignation and Termination for Cause. Except as otherwise described under “Severance-Eligible Terminations” and “Change in Control,” our Named Executive Officers are not entitled to payments or benefits in connection with a voluntary resignation or termination for cause, other than payments for amounts due before such termination. Under our company policy applicable to all employees, a Named Executive Officer terminated under such circumstances would be entitled to vacation pay accrued up to the month of termination. A Named Executive Officer would be able to exercise any Company Stock Options vested before the date of termination upon termination for cause and for a 90-day period after the date of termination upon a voluntary resignation, or through the end of the Company Stock Option term, if less. Vested Company Stock Options that were not exercised before the date of termination, in the case of termination for cause, or before the end of the 90-day period, or end of the Company Stock Option term if less, in the case of voluntary resignation, unvested options, Company Restricted Stock and Company Performance Awards would all be forfeited upon termination in accordance with the applicable award agreement.

Severance-Eligible Terminations. Pursuant to our Amended and Restated Executive Severance Pay Plan (the “Executive Severance Pay Plan”), our executives are entitled to payment of severance benefits if their employment is terminated due to a reduction in work force, a position elimination or an office closing, or an involuntary termination without cause or upon a “good reason” termination. A good reason termination is defined as a voluntary resignation following a material reduction in base salary. Severance benefits under the Executive Severance Pay Plan, which are payable in a lump sum, include:

•	severance pay equal to one month of base pay for each full, completed year of service with us and a pro-rated amount for each partial year of service, subject to the following requirements:

•	for the Chief Executive Officer, 24 months of base pay;

•	for any Executive Vice President, 12 months of base pay;

•	for any Senior Vice President, minimum nine months and a maximum of 12 months of base pay; and

•	for any Vice President or Managing Director, minimum six months and a maximum of 12 months of base pay.

•

continued participation in our group health care plan that provides medical and dental coverage for a period of time equal to the number of months of base pay such executive receives under the Executive Severance Pay Plan, provided the executive continues to pay premiums at active employee rates, with such coverage ending immediately upon the executive obtaining new employment and eligibility for similar coverage; and

•

outplacement assistance benefits, as determined by the plan administrator, for a period of time equal to the minimum number of months of base pay such executive is entitled to receive under the Executive Severance Pay Plan, with such benefits paid directly to the outplacement assistance provider and not to the executive in a lump sum.

The foregoing benefits may be subject to the following material conditions or obligations:

•	execution and performance of a confidentiality and nondisparagement agreement; and

•	execution and performance of a release and waiver of liability agreement with respect to his or her employment and termination.

III-51

Change in Control. Any outstanding Company Stock Options, Company Restricted Stock awards, Company Phantom Stock Units and other equity-based awards previously granted to our executives will vest based upon the applicable long-term incentive award agreement.

In addition, each of our executives is entitled to severance benefits if, no earlier than 60 days before or within two years after a “change in control,” such executive is subject to an “involuntary termination,” as defined in the Change in Control Plan. In general, an executive experiences an “involuntary termination” if such executive:

•	is terminated without cause; or

•

terminates for “good reason,” generally meaning he or she suffers a material reduction in authority or duties, a material reduction in total compensation or relocation to a location 50 miles or more from the previous principal employment location.

Severance benefits under the Change in Control Plan include:

•	a lump sum cash payment equal to:

•

for the Chief Executive Officer, 2.99 times such executive’s “annual compensation,” which is defined in the Change in Control Plan as the sum of any covered executive’s (1) annual base salary and (2) target cash bonus under our short-term incentive plans, for the period in which employment is terminated;

•	for any Executive Vice President, 2.50 times such executive’s annual compensation;

•	for any Senior Vice President, 2.00 times such executive’s annual compensation;

•	for any Vice President, 1.50 times such executive’s annual compensation; or

•	for any Managing Director, 1.00 times such executive’s annual compensation;

•

a lump sum cash payment equal to the aggregate target annual incentive compensation under any applicable short-term incentive compensation plan for the fiscal year during which such involuntary termination of employment occurs (determined as if all applicable goals and targets had been satisfied in full), pro-rated to the date of such executive’s termination;

•

all medical, dental, vision and life insurance benefits maintained for such executive as of the termination date, contingent upon continued payment of premiums by such executive at active employee rates for a period equal to (1) 36 months from termination for the Chief Executive Officer, (2) 30 months from termination for any Executive Vice President, (3) 24 months for any Senior Vice President, (4) 18 months for any Vice President, and (5) 12 months for any Managing Director; and

•	outplacement assistance benefits at least equivalent to those that would have been provided to the Named Executive Officer before the “change in control.”

The foregoing benefits may be subject to the following material conditions or obligations:

•	execution and performance of a confidentiality and nondisparagement agreement;

•	execution and performance of a non-solicitation agreement for a period of 24 months; and

•	execution and performance of a release and waiver of liability agreement with respect to his or her employment and termination.

Excise Tax Reimbursement Policy. Effective January 1, 2008, our Excise Tax Reimbursement Policy provides that any employees at the level of Managing Director or above who incur excise taxes under Section 4999 of the Code, as a result of a payment or distribution, shall receive an additional payment in an amount equal to the excise tax, interest on the excise tax amount and any penalties related to the excise tax payment imposed upon the employee.

III-52

Retirement. As of December 31, 2009, Mr. Eimer was our only Named Executive Officer who had reached eligibility age for payments upon retirement in addition to the payments described in “—Pension Benefits” above.

Disability or Death. All of our employees may elect to participate in our disability policy, and any participating employee would be entitled to long-term disability benefits under such disability policy if he or she paid the required premiums. All of our Named Executive Officers have elected to participate in our disability policy. Under such policy, all employees at the level of Vice President or above are entitled to 12 months of the monthly base salary that is in effect on the date that the employee is determined to be disabled. Additionally, employees at the level of Vice President or above are also provided with additional basic life insurance coverage as supplemental life insurance equal to 12 months of monthly base salary.

Further, in the event of death, the medical, dental and vision benefits that we maintained for the deceased employee at the level of Vice President or above and his or her family would be maintained for 12 months after the date of death, provided that such employee’s covered dependents continue to pay the required premiums. Such employee’s Dynegy 401(k) Plan distributions and Retirement Plan benefits would generally be paid to his or her beneficiary. Health benefits in the event of disability vary depending on the type of disability.

In addition, each Named Executive Officer’s equity-based awards would vest upon death or disability in accordance with the applicable long-term award agreement.

Potential Payments and Benefits. The following tables describe the estimated potential payments we would have been required to make to our Named Executive Officers under the severance and change in control plans, as applicable, upon termination of their employment under various circumstances. The following assumptions and general principles apply with respect to these tables:

•

Potential Payments and Benefits have not been adjusted to account for the Reverse Stock Split. The amounts shown assume the applicable termination event took place on December 31, 2009, the last business day of the year—accordingly, values associated with long-term incentive awards made in March 2010 are not included;

•	The price per share used to calculate the value of the equity-based payments is the closing price of our common stock on December 31, 2009 of $1.81;

•	The amounts shown as “Base salary” under the “Change in Control” column are the lump sum cash payments described as annual compensation under “—Change in Control”;

•

The amounts shown for “Medical, dental and vision benefits” under the “Severance-eligible terminations” column assume that the applicable Named Executive Officer continued to participate in our group health care for the maximum period of time permitted for such Named Executive Officer under the Executive Severance Pay Plan; and

•

The amounts shown for “Accidental death & dismemberment insurance proceeds” under the “Disability” column represent the maximum payment available under the applicable accidental death and disability policy. The actual value could be lower depending on the type of disability. Under the “Death” column is the maximum payment if death occurred from an accident covered under the applicable accidental death and disability policy.

III-53

	Voluntary Resignation / For Cause Termination(1)	Severance- Eligible Terminations		Change in Control		Disability		Death
Bruce A. Williamson
Base salary	$—	$2,000,000		$5,980,000		$1,000,000		$—
Short-term incentive bonus	—	—		1,000,000		—		—
Vested/accelerated Company Stock Options(2)	—	1,236,364		1,236,364		1,236,364		1,236,364
Accelerated Company Restricted Stock/Company Phantom Stock Units(3)	—	3,376,255		3,376,255		3,376,255		3,376,255
Accelerated Company Performance Awards	—	3,835,556	(4)	3,000,000	(5)	7,800,000	(4)	7,800,000	(4)
Incremental non-qualified pension	95,887	95,887		95,887		—		95,887
Medical, dental and vision benefits	—	24,661		36,992		—		12,331
Life insurance proceeds	—	—		—		—		2,000,000
Accidental death & dismemberment insurance proceeds	—	—		—		2,000,000		2,000,000
Out-placement services	—	25,000		25,000		—		—
280G tax gross-up	—	—		—		—		—

Total	$95,887	$10,593,723		$14,750,498		$15,412,619		$16,520,837

(1)	Mr. Williamson would be able to exercise any Company Stock Options vested before the day of termination.
(2)	As of December 31, 2009, the strike price for all of Mr. Williamson’s vested Company Stock Options was higher than the value of the stock. The value shown represents unvested Company Stock Options with a strike price lower than the closing stock price on December 31, 2009.
(3)	Under the terms of Mr. Williamson’s Restricted Stock and Phantom Stock Unit Grant Agreements, the forfeiture restrictions would lapse as to 100% of his unvested restricted shares and Company Phantom Stock Units in the event of a severance eligible termination, change in control, death or disability. In the event Mr. Williamson voluntarily resigns without good reason or is terminated for cause, all unvested Company Restricted Stock and Company Phantom Stock Units would immediately, with no consideration, be forfeited.
(4)	In the event of a termination in connection with an involuntary termination, retirement, death or disability, Company Performance Awards require performance goals to be attained over the three-year period following the granting of the opportunity for any actual award to be earned. The Company Performance Awards would be paid out in accordance with their original schedule and upon satisfaction of the applicable performance criteria; provided, however, in the event of an involuntary termination the payment, if any, would be prorated by multiplying the payment by a fraction, the numerator of which would be the number of calendar days that elapsed between the date of termination and the effective date of the award and the denominator of which would be 1,080. For purposes of this table, the potential payout amounts for Company Performance Awards in connection with such terminations are calculated at the “target” opportunity level, although the actual payout, if any, at the end of the applicable three-year performance period could be at the “threshold” or “maximum” opportunity levels depending on the achievement of the performance goals.
(5)	In the event of a termination in connection with a change in control, Company Performance Awards payout would be determined by using either the agreed price per share received by our stockholders as a result of the change in control transaction, or if there is no agreed price per share then the average closing share price for the twenty (20) consecutive trading days immediately preceding the effective date of the change in control. The latter would be used in determining the indicated payout, but since the average price per share for the twenty (20) days prior to December 31, 2009 was less than the target established for the 2007 and 2008 Company Performance Awards, there would be no payout. The 2009 Company Performance Awards would pay out at target upon consummation of the change in control.

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	Voluntary Resignation / For Cause Termination(1)	Severance- Eligible Terminations		Change in Control		Disability		Death
Holli C. Nichols
Base salary	$—	$500,000		$2,500,000		$500,000		$—
Short-term incentive bonus	—	—		500,000		—		—
Vested/accelerated Company Stock Options(2)	—	309,091		309,091		309,091		309,091
Accelerated Company Restricted Stock/Company Phantom Stock Units(3)	—	829,187		834,707		834,707		834,707
Accelerated Company Performance Awards	—	869,352	(4)	750,000	(5)	1,850,000	(4)	1,850,000	(4)
Incremental non-qualified pension	33,038	33,038		33,038		—		33,038
Medical, dental and vision benefits	—	4,116		10,289		—		4,116
Life insurance proceeds	—	—		—		—		1,000,000
Accidental death & dismemberment insurance proceeds	—	—		—		1,000,000		1,000,000
Out-placement services	—	25,000		25,000		—		—
280G tax gross-up	—	208,104		1,642,014		—		—

Total	$33,038	$2,777,888		$6,604,139		$4,493,798		$5,030,952

J. Kevin Blodgett
Base salary	$—	$425,000		$2,125,000		$425,000		$—
Short-term incentive bonus	—	—		425,000		—		—
Vested/accelerated Company Stock Options(2)	—	229,887		229,887		229,887		229,887
Accelerated Company Restricted Stock/Company Phantom Stock Units(3)	—	623,511		628,242		628,242		628,242
Accelerated Company Performance Awards	—	871,073	(4)	557,900	(5)	1,455,400	(4)	1,455,400	(4)
Incremental non-qualified pension	23,861	23,861		23,861		—		23,861
Medical, dental and vision benefits	—	12,259		30,647		—		12,259
Life insurance proceeds	—	—		—		—		850,000
Accidental death & dismemberment insurance proceeds	—	—		—		850,000		850,000
Out-placement services	—	25,000		25,000		—		—
280G tax gross-up	—	153,285		1,372,109		—		—

Total	$23,861	$2,363,876		$5,417,646		$3,588,529		$4,049,649

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	Voluntary Resignation / For Cause Termination(1)	Severance- Eligible Terminations		Change in Control		Disability		Death
Lynn A. Lednicky
Base salary	$—	$425,000		$2,125,000		$425,000		—
Short-term incentive bonus	—	—		425,000		—		—
Vested/accelerated Company Stock Options(2)	1,200	231,087		231,087		231,087		231,087
Accelerated Company Restricted Stock/Company Phantom Stock Units(3)	—	620,083		624,499		624,499		624,499
Accelerated Company Performance Awards	—	965,333	(4)	557,900	(5)	1,415,400	(4)	1,415,400	(4)
Incremental non-qualified pension	23,742	23,742		23,742		—		23,742
Medical, dental and vision benefits	—	12,405		31,013		—		12,405
Life insurance proceeds	—	—		—		—		850,000
Accidental death & dismemberment insurance proceeds	—	—		—		850,000		850,000
Out-placement services	—	25,000		25,000		—		—
280G tax gross-up	—	152,838		1,366,703		—		—

Total	$24,942	$2,455,488		$5,409,944		$3,545,986		$4,007,133

Charles C. Cook
Base salary	$—	$400,000		$2,000,000		$400,000		$—
Short-term incentive bonus	—	—		400,000		—		—
Vested/accelerated Company Stock Options(2)	—	216,364		216,364		216,364		216,364
Accelerated Company Restricted Stock/ Company Phantom Stock Units(3)	—	572,053		573,504		573,504		573,504
Accelerated Company Performance Awards	—	621,125	(4)	525,000	(5)	936,500	(4)	936,500	(4)
Incremental non-qualified pension	16,590	16,590		16,590		—		16,590
Medical, dental and vision benefits	—	12,406		31,015		—		12,406
Life insurance proceeds	—	—		—		—		800,000
Accidental death & dismemberment insurance proceeds	—	—		—		800,000		800,000
Out-placement services	—	25,000		25,000		—		—
280G tax gross-up	—	143,848		1,282,140		—		—

Total	$16,590	$2,007,386		$5,069,613		$2,926,368		$3,355,364

(1)	Messrs. Blodgett, Lednicky and Cook and Ms. Nichols would be able to exercise any Company Stock Options vested before the day of termination.
(2)	As of December 31, 2009, the strike price for all the vested Company Stock Options of Messrs. Blodgett and Cook and Ms. Nichols was higher than the value of the stock. The values shown for Messrs. Blodgett and Cook and Ms. Nichols represent unvested Company Stock Options with a strike price lower than the closing stock price on December 31, 2009. The value shown for Mr. Lednicky represents vested and unvested Company Stock Options with strike prices lower than the closing stock price on December 31, 2009.
(3)

Under the terms of Messrs. Blodgett, Lednicky and Cook and Ms. Nichols 2007 Restricted Stock Grant Agreements, the forfeiture restrictions would lapse as to 100% of their unvested Company Restricted Stock in the event of a change in control, disability or death. In the event of a severance eligible termination, a number will be prorated based on the time employed between the grant date and the termination date. For

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Messrs. Blodgett, Lednicky and Cook and Ms. Nichols 2008 Company Restricted Stock awards, the terms of the grant agreements also include 100% lapse of the forfeiture restrictions in the event of a severance eligible termination. Under the terms of Messrs. Blodgett, Lednicky and Cook and Ms. Nichols 2009 Phantom Stock Grant Agreements the forfeiture restrictions would lapse as to 100% of their unvested Company Phantom Stock Units in the event of a severance eligible termination, change in control, death or disability. In the event of a voluntary resignation without good reason or for cause termination, all unvested Company Restricted Stock and Company Phantom Stock Units would immediately, with no consideration, be forfeited.

(4)	In the event of a termination in connection with an involuntary termination, retirement, death or disability, Company Performance Awards require performance goals to be attained over the three-year period following the granting of the opportunity for any actual award to be earned. The Company Performance Awards would be paid out in accordance with their original schedule and upon satisfaction of the applicable performance criteria; provided, however, in the event of an involuntary termination the payment, if any, would be prorated by multiplying the payment by a fraction, the numerator of which would be the number of calendar days that elapsed between the date of termination and the effective date of the award and the denominator of which would be 1,080. For purposes of the tables, the potential payout amounts for Company Performance Awards in connection with such terminations are calculated at the “target” opportunity level, although the actual payout, if any, at the end of the applicable three-year performance period could be at the “threshold” or “maximum” opportunity levels depending on the achievement of the performance goals.
(5)	In the event of a termination in connection with a change in control, Company Performance Awards payout would be determined by using either the agreed price per Share received by our stockholders as a result of the change in control transaction, or if there is no agreed price per Share then the average closing Share price for the twenty (20) consecutive trading days immediately preceding the effective date of the change in control. The latter would be used in determining the indicated payout, but since the average price per Share for the twenty (20) days prior to December 31, 2009 was less than the target established for the 2007 and 2008 Company Performance Awards, there would be no payout. The 2009 Company Performance Awards would pay out at target upon consummation of the change in control.

Retirement(1)
Richard W. Eimer
Base salary	$—
Short-term incentive bonus(2)	276,250
Accelerated Company Stock Options(3)	367,103
Accelerated Company Restricted Stock/Company Phantom Stock Units(4)	650,431
Accelerated Company Performance Awards(5)	—
Incremental non-qualified pension	33,182
Other compensation(6)	395,000
Medical, dental and vision benefits	—
Life insurance proceeds	—
Accidental death & dismemberment insurance proceeds	—
Out-placement services	—
280G tax gross-up	—
Total	$1,721,966

(1)	Mr. Eimer retired effective October 1, 2009.
(2)	Mr. Eimer’s short term incentive award was determined on March 2, 2010.
(3)

Upon retirement, Company Stock Option expiration dates are reduced in accordance with the applicable grant agreements associated with each Company Stock Option award. Mr. Eimer’s unvested Company Stock Options awarded in 2007, 2008 and 2009 will continue to vest over the applicable vesting period and will expire five years from his retirement date. Company Stock Option awards previously vested have Company Stock Option expiration terms varying from three months to five years after retirement or the end

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of the Company Stock Option term, whichever is less. As of October 1, 2009, Mr. Eimer had 316,055 unvested Company Stock Options and 162,142 vested Company Stock Options.
(4)	For the unvested Company Restricted Stock awards issued on March 6, 2008 and Company Phantom Stock Unit awards issued on March 4, 2009, all forfeiture restrictions lapsed upon his retirement. The cash settlement of the Company Phantom Stock Units is being held in escrow, with payment being delayed for six months post severance from service in compliance with Code Section 409A, and were paid to Mr. Eimer in April 2010. For purposes of this chart, the closing stock price of $2.55 as of September 30, 2009 was used to determine the value. For the remaining unvested Company Restricted Stock awards issued on April 2, 2007, all forfeiture restrictions shall lapse with respect to all of the restricted shares on the third anniversary of the grant date as if Mr. Eimer had been continuously employed by us.
(5)	Mr. Eimer has Company Performance Awards that were awarded on April 24, 2007, March 6, 2008 and March 4, 2009. The Company Performance Awards awarded on April 24, 2007 did not payout as performance criteria were not met. Any payouts for the March 6, 2008 and March 4, 2009 awards would be treated as if Mr. Eimer had remained employed with us.
(6)	Mr. Eimer entered into a consulting agreement effective October 1, 2009 through December 31, 2009. Under this agreement he received compensation of $325,000 for consulting services and $70,000 consideration for lost retirement contributions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to us in 2009 and upon written representations that no Forms 5 were required, we believe that all persons subject to these reporting requirements filed the required reports on a timely basis.

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer, affiliate or 5% owner of the company, or any associate of any such director, officer, affiliate or 5% owner is a party adverse to the Company or any of its subsidiaries or in which any of the foregoing has a material interest adverse to the company or any of its subsidiaries.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Review and Approval of Transactions with Related Persons

The Board adopted a written policy relating to the approval of transactions with related parties. In general, for purposes of this policy a related party transaction is a transaction to which Dynegy is a party, or a material amendment to any such transaction, and with respect to which a related party is directly, or to Dynegy’s knowledge, indirectly, a party. Under this policy, a “related party” is an executive officer, director or nominee for director of ours, a person known to us to be the beneficial owner of more than 5% of our voting securities, an immediate family member of an executive officer, director, nominee for director or 5% stockholder, and any entity owned or controlled by any of the foregoing individuals or in which any such individual serves as an executive officer or general partner or, together with any other such individuals, owns 10% or more of the equity interests of such an entity. Dynegy’s policy requires the Audit Committee or, at the Board’s discretion, a majority

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of directors disinterested from the transaction, to review and approve related party transactions. In reviewing and approving any related party transactions or material amendments to any such transaction, the Audit Committee (or, prior to its dissolution the Independent Director Committee, as the case may be) must satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the transaction and must determine that the related party transaction is fair to Dynegy. Generally, transactions between Dynegy and joint ventures are reviewed and approved under Dynegy’s related party policy, with the exception of certain specified transactions involving less than $50 million that are excluded from the policy’s approval procedures. A copy of our related party transactions policy is available on Dynegy’s web site at www.dynegy.com.

LS Power Transactions

We consummated our previously announced strategic transactions with LS Power Partners, L.P. and certain of its affiliates (collectively, “LS Power”) in two parts, with the issuance of notes by our subsidiary, Dynegy Holdings Inc. (“DHI”), on December 1, 2009, and the remainder of the transactions closing on November 30, 2009. At closing, we received: (1) $936 million in cash, net of closing costs (consisting, in part, of (a) the release of $175 million of restricted cash on our consolidated balance sheets that was used to support our funding commitment to Sandy Creek and (b) $214 million for the notes issued by DHI); and (2) 245 million shares of our former Class B common stock from LS Power. In exchange, we sold to LS Power five peaking and three combined-cycle generation assets, as well as our remaining interest in a project under construction in Texas, and DHI issued the notes to an affiliate of LS Power.

The remaining 95 million of our former Class B common stock held by LS Power were converted into the same number of our Common Stock, representing approximately 15% of our Common Stock outstanding. In connection with these strategic transactions, we and LS Power entered into a new shareholder agreement, which, among other things, generally restricts LS Power from increasing its now-reduced ownership for up to 30 months. We and LS Power have also terminated the original shareholder agreement, dated September 14, 2006, which provided LS Power with special approval rights, Board representation and certain other rights associated with the former Class B common stock. In connection with the consummation of these transactions, our former Class B directors resigned from the Board.

At the time of the transaction, LS Power held 100% of the Company’s then-outstanding Class B common stock. In accordance with the Board’s policy relating to the approval of transactions with related parties (as described below), the foregoing transactions were approved by the former Independent Director Committee.

Icahn Transactions

On December 15, 2010 the Company entered into the Merger Agreement with affiliates of Icahn Enterprises Holdings; at that time, affiliates of Icahn Enterprises Holdings collectively beneficially owned more than 5% of the Shares issued and outstanding. Simultaneously with the Merger Agreement the Company entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) with certain affiliates of Icahn Enterprises Holdings and a Guarantee Agreement (the “Guarantee”) with Icahn Enterprises Holdings pursuant to which Icahn Enterprises Holdings is guaranteeing the payment and other obligations of the Offeror and Merger Sub under the Merger Agreement and in connection with the Offer and the Merger, other than certain obligations related to indemnification of the Company’s directors and officers and related matters. A summary of each of the Merger Agreement, the Stockholder Support Agreement and the Guarantee is contained in the Schedule 14D-9 and is hereby incorporated herein by reference.

In accordance with the Board’s policy relating to approval of transactions with related parties (as described below), the foregoing transactions were approved by a special committee of the Board consisting only of non-management independent directors of the Company. All the members of that committee were disinterested from the transaction.

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FUTURE STOCKHOLDER PROPOSALS

If the consummation of the Offer or the Merger results in Dynegy no longer being a public company, there will be no public participation in any future meeting of stockholders. However, if a transaction is not completed, we expect to hold a 2011 annual meeting of stockholders next year. The deadline has passed for submitting stockholder proposals under Rule 14a-8 promulgated under the Exchange Act for inclusion in the Company’s proxy statement and proxy, and for consideration at the next annual meeting of its stockholders. However, the Bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in the Company’s proxy statement, to be brought before an annual meeting of stockholders. To be timely, a stockholder’s notice must be submitted in writing to the secretary of the Company not later than the close of business on February 20, 2011 nor earlier than the close of business on January 21, 2011, regardless of the public announcement of the adjournment of that meeting to a later date; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder, to be timely, must be submitted not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

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ANNEX IV

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this

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section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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